Filed pursuant to Rule 424(b)(3)
Under the Securities Act of 1933, as amended
Registration No. 333-147286

PROSPECTUS

BLINK LOGIC INC.

12,022,770 SHARES OF COMMON STOCK BY SELLING STOCKHOLDERS

This prospectus relates to the resale of up to 12,022,770 shares of our common stock which may be sold from time to time by the selling stockholders named in this prospectus. These shares represent a portion of the 27,133,333 shares of our common stock that are issuable upon the conversion of debentures issued to subscribers in a private placement. This portion was calculated as approximately 33% of the "public float" of our common stock as of September 28, 2007. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholders may be deemed underwriters of the shares of common stock, which they are offering. We will pay the expenses of registering these shares.

We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from the sale of common stock hereunder.

Our common stock is quoted on the OTC Bulletin Board under the symbol "BLLG.OB". The last reported sales price per share of our common stock as reported by the OTC Bulletin Board on December 11, 2007, was $0.15.

Investment in our shares involves a high degree of risk. See "Risk Factors" on pages 8 for certain information you should consider before you purchase the shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is December 20, 2007

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is contained in this prospectus. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the "Risk Factors" section and our financial statements and the related notes appearing at the end of this, before deciding to invest in our common stock. As used throughout this prospectus, the terms "Blink Logic", the "Company", "we,", "us,", and "our" refer to Blink Logic Inc..

BLINK LOGIC INC.

Our business focuses on the development of enterprise business intelligence ("BI") front-end applications that integrate with both of the back-end infrastructure platforms of Microsoft Corporation ("Microsoft") and Cognos Corporation ("Cognos"), two of the leading BI infrastructure companies. Our products translate raw business data into visual and interactive tabular and graphical displays of information.

Our principal executive offices are located at 1038 Redwood Highway, Mill Valley, CA, 94941. Our telephone number in the US is (415) 389-1625. Our website address is http://www.blinklogic.com.

Our Corporate History

Quad Metals Corporation, a Washington company incorporated on June 5, 1968 and Quad Metals Corporation, a wholly owned Nevada subsidiary incorporated on June 20, 2002 merged on December 11, 2002 to form Quad Metals Corporation, a Nevada corporation ("Quad"). Pursuant to a Share Exchange Agreement which was effective October 1, 2003, Quad acquired all of the issued and outstanding common stock of DataJungle Ltd., a Canadian company (formed on August 15, 2001 as a merger of DataJungle, Inc., a Delaware company incorporated on August 4, 2000 and 3853021 Canada Inc., a Canadian company incorporated on July 27, 2001). Effective November 18, 2003, Quad changed its name to DataJungle Software Inc. Effective November 2, 2007, DataJungle Software Inc. changed its name to Blink Logic Inc. The name change to Blink Logic Inc. was effected by forming Blink Logic Inc., a wholly owned subsidiary of DataJungle Software Inc., and having Blink Logic Inc. merge into DataJungle Software Inc.

About this offering

This prospectus relates to a total of 12,022,770 shares of common stock issuable upon the conversion of our Original Issue Discount Senior Secured Convertible Debentures (the "Debenture"). These shares represent a portion of the 27,133,333 shares issuable upon conversion of the Debentures.

An aggregate of up to 12,022,770 shares of our common stock may be offered and sold pursuant to this Prospectus by the selling security holders. The selling security holders acquired the Debentures from us in a private placement conducted on September 28, 2007.

Number of shares outstanding after this offering

As of September 28, 2007, 45,997,224 shares of our common stock were outstanding. Common stock outstanding after this offering, including the 12,022,770 shares offered under this prospectus will be 58,019,994.

The Offering

Common stock outstanding prior to the offering	45,997,224
Common stock offered by selling stockholders	12,022,770*
Common stock to be outstanding after the offering	58,019,994
Use of proceeds	We will not receive any proceeds from the sale of the common stock hereunder. See "Use of Proceeds" for a complete description.

*Calculated as approximately 33% of our "public float" of 36,104,414 shares (45,997,224 shares issued and outstanding less 9,892,810 held by affiliates of the Company).

Private Placement of Debentures and Warrants to the Selling Stockholders

On September 28, 2007 (the "Closing Date"), we issued and sold the Debentures in the aggregate principal amount of $4,070,000 to accredited investors in a private placement. The aggregate sales price of the Debentures was $3,500,000. After deducting the expenses of the private placement we received net proceeds of approximately $3,420,000.

The Debenture is an original issue discount senior secured convertible Debenture and does not bear interest. It is due on September 28, 2009. The initial conversion price of the Debenture is $0.15 per share. If we issue common stock or common stock equivalents at a price that is less than the conversion price, the conversion price will be reduced to such price.

The investors also received warrants to purchase up to 20,350,000 shares of our common stock which terminate on September 28, 2012 (the "Termination Date") and have an exercise price of $0.28 per share, subject to adjustment as provided in the warrants.

On the Termination Date, the warrant shall be automatically exercised via cashless exercise. The exercise price of the warrants is subject to reduction similar to the reduction in the conversion price of the Debentures.

In connection with this transaction, we executed a Security Agreement pursuant to which we granted a security interest and lien on all of our assets. The lien will terminate when the note and all amounts due in connection with the Debentures are satisfied and all other obligations incurred in connection with the private placement have been paid, discharged or satisfied in full.

Pursuant to the securities purchase agreement entered into with the investors in the private placement (the "Securities Purchase Agreement"), we entered into a Registration Rights Agreement. Pursuant to the Registration Rights Agreement, we must file an initial registration statement (of which this prospectus forms a part) to register a portion of the shares of common stock issuable upon conversion of the Debentures or exercise of the warrants as permitted by the Securities and Exchange Commission's guidance. The Company must file an additional registration statement to register any balance of shares issuable upon conversion of the Debentures or exercise of the warrants.

The initial registration statement must be filed within 45 days of the closing date and declared effective within 120 days following the closing date or in the event of a full review by the Securities and Exchange Commission that includes accounting comments the 150 [th] calendar date following the closing date. Any subsequent registration statements that are required to be filed on the earliest practical date on which the Company is permitted by the Securities and Exchange Commission's guidance to file such additional registration statement. Such additional registration statements must be effective 120 days following the date on which it is required to be filed.

In the event that the registration statement is not timely filed or declared effective, we will be subject to liquidated damages. Such liquidated damages shall equal 2% of the aggregate purchase price paid by the investors pursuant to the Securities Purchase Agreement for any unregistered shares then held by or issuable to such investor up to a maximum aggregate liquidated damages of 10% of the aggregate purchase price paid by such investor pursuant to the

Securities Purchase Agreement. We may also be required under certain circumstances to pay the purchasers specified liquidated damages if we are unable to maintain the effectiveness of the registration statement.

In connection with the transaction, our wholly owned subsidiary, Blink Logic Corp. (formerly Datajungle Ltd.), entered into a guarantee agreement pursuant to which it guaranteed our obligations under the Securities Purchase Agreement and the documents entered into pursuant to the Securities Purchase Agreement.

The selling stockholders may not convert the Debentures or exercise the warrants and receive shares of our common stock such that the number of shares of common stock held by a selling stockholder and such selling stockholder's affiliates in the aggregate after such conversion or exercise exceeds 4.99% of our then issued and outstanding shares of common stock.

The Debentures and warrants were issued pursuant to an exemption from the registration requirements of the Act for the private placement of these securities pursuant to Section 4(2) of the Act and/or Regulation D promulgated thereunder. The transaction did not involve a public offering, the investors were accredited investors and/or qualified institutional buyers, the investors had access to information about us and their investment, the investors took the securities for investment and not resale, and we took appropriate measures to restrict the transfer of the securities.

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Our limited operating history makes evaluating our business and prospects difficult.

Our limited operating history makes it difficult to evaluate our current business and prospects or to accurately predict our future revenues or results of operations. Our ability to consistently generate revenue on a profitable basis is unproven and our business plan is constantly evolving. The Internet is constantly changing and software technology is constantly improving, therefore we may need to continue to modify our business plan to adapt to these changes. As a result of our limited operating history, we are more vulnerable to risks, uncertainties, expenses and difficulties than more established companies. As a result, we may never achieve profitability and we may not be able to continue operations if we cannot successfully address the risks associated with our operations.

We have a history of operating losses and we anticipate losses and negative cash flow for the foreseeable future. Unless we are able to generate profits and positive cash flow we may not be able to continue operations.

We incurred a net loss of $3,144,279 and negative cash flow from operations of $708,666 during the year ended December 31, 2006. During the year ended December 31, 2005, we incurred a net loss of $1,105,663 and negative cash flow from operations of $588,491. During the nine months ended September 30, 2007, we incurred a net loss of $2,942,960 and negative cash flow from operations of $840,637. We expect operating losses and negative cash flow from operations to continue for the foreseeable future and to possibly increase from current levels as we increase expenditures for:

- sales and marketing;
- technology;
- research and development; and
- general business enhancement.

With increased on-going operating expenses, we will need to generate significant revenues to achieve profitability. Consequently, we may never achieve profitability. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve or sustain profitability in the future, we may be unable to continue our operations.

We may require additional capital to proceed with our long-term business plan. If we are unable to obtain such capital in future years, we may be unable to proceed with our long-term business plan and we may be forced to limit or curtail our future operations.

We require additional working capital in the amount of approximately $6,000,000 to proceed with our long-term business plan. If we are unable to raise additional financing, we may be unable to grow or to implement our long-term business plan and, in fact, we may be forced to limit or curtail our future operations.

The loss of our President and CEO would likely have an adverse effect on our business.

Our future success depends, to a significant extent, on the continued services of David Morris, our President & CEO. Our loss of Mr. Morris most likely would have an adverse effect on our business. In addition, competition for personnel throughout the industry is intense and we may be unable to retain our current personnel or attract, integrate or retain other highly qualified personnel in the future. If we do not succeed in retaining our current personnel or in attracting and motivating new personnel, our business could be materially adversely affected.

The business environment is highly competitive and, if we do not compete effectively, we may experience material adverse effects on our operations.

The market for business intelligence products and services is intensely competitive and we expect competition to increase in the future. We compete with large and small companies that provide products and services that are similar in some aspects to our products and services. These companies may develop new technologies in the future that are perceived as more effective or cost efficient than the technologies developed by us.

Some of these companies also have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than we will. In addition, they may have established or may establish financial or strategic relationships among themselves, with existing or potential customers, resellers or other third parties and rapidly acquire significant market share. If we cannot compete effectively, we may experience future price reductions, reduced gross margins and loss of market share, any of which will materially adversely affect our business, operating results and financial condition.

If we are unable to develop brand recognition, we may be unable to generate significant revenues and our results of operations may be materially adversely affected.

To attract customers we may have to develop a brand identity and increase awareness of our technology and products. To increase brand awareness, we expect to significantly increase our expenditures for marketing initiatives. However, these activities may not result in significant revenue and, even if they do, any revenue may not offset the expenses incurred in building brand recognition. Moreover, despite these efforts, we may not be able to increase awareness of our brands, which would have a material adverse effect on our results of operations.

If we are unable to respond to rapid technological change and improve our products and services, our business could be materially adversely affected.

The business intelligence software industry is characterized by technological advances, changes in customer requirements, frequent new product introductions and enhancements and evolving industry standards in computer hardware and software technology. As a result, we must continually change and improve our products in response to changes in operating systems, application software, computer and communications hardware, networking software, programming tools and computer language technology. The introduction of products embodying new technologies and the emergence of new industry standards may render existing products obsolete or unmarketable. Our future operating results will depend upon our ability to enhance our current products and to develop and introduce new products on a timely basis that address the increasingly sophisticated needs of our customers and that keep pace with technological developments, new competitive product offerings and emerging industry standards. If we do not respond adequately to the need to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, our operating results may be materially diminished.

We may not be able to protect and enforce our intellectual property rights, which could result in the loss of our rights, loss of business or increased costs.

Our success depends to a significant degree upon the protection of our software and other proprietary technology. The unauthorized reproduction or other misappropriation of our proprietary technology would enable third parties to benefit from our technology without paying us for it. We depend upon a combination of copyright laws, license agreements and non-disclosure and other contractual provisions to protect proprietary and distribution rights of our products. We have not registered trademarks, copyrights or patents in any jurisdiction. Although we have taken certain steps to protect our proprietary technology, they may be inadequate and the unauthorized use thereof could have a material adverse effect on our business, results of operations and financial condition. Existing copyright laws and the other steps that we have taken offer only limited protection. Moreover, the laws of other countries in which we plan to market our products may afford little or no effective protection of our intellectual property. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive, even if we were to prevail.

Claims by third parties that we infringe upon their proprietary technology could hurt our financial condition.

If we discover that any of our products or technology we license from third parties violate third party proprietary rights, we may not be able to reengineer our product or obtain a license on commercially reasonable terms to continue offering the product without substantial reengineering.   In addition, product development is inherently uncertain in a rapidly evolving technology environment in which there may be numerous patent applications pending for similar technologies, many of which are confidential when filed. Although we sometimes may be indemnified by third parties against claims that licensed third party technology infringes proprietary rights of others, indemnity may be limited, unavailable or, where the third party lacks sufficient assets or insurance, ineffective. We currently do not have liability insurance to protect against the risk that our technology or future licensed third party technology infringes the proprietary rights of others. Any claim of infringement, even if invalid, could cause us to incur substantial costs defending against the claim and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products. Any of these events could have a material adverse effect on our business, operating results and financial condition.

If security were breached, our business would be materially adversely affected.

A key element of our technology and products is the ability to access business information using the Internet, either through facilities of our customers or hosted by us. If anyone was able to circumvent security measures, they could misappropriate proprietary information or cause interruptions or problems with our hardware and software or customers using our products. Any such security breaches could significantly damage our business and our reputation. In addition, we could be liable to our customers for the damages caused by such breaches or we could incur substantial costs as a result of defending claims for those damages. We may need to expend significant capital and other resources to protect against such security breaches or to address problems caused by such breaches. Security measures taken by us may not prevent disruptions or security breaches. In the event that future events or developments result in a compromise or breach of the technology we use to protect a customer's personal information, our financial condition and business could be materially adversely affected.

Our operating results may prove unpredictable and may fluctuate significantly.

Our operating results are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Factors which may cause operating results to fluctuate significantly include the following:

- new technology or products introduced by us or by our competitors;
- the timing and uncertainty of sales cycles and any seasonal declines in sales;
- our success in marketing and market acceptance of our products and services by our existing customers and by new customers;
- a decrease in the level of spending for information technology-related products and services by our existing and potential customers; and
- general economic conditions as well as economic conditions specific to users of our products and technology.

Our operating results may be volatile and difficult to predict. As such, future operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly.

We expect to generate the majority of revenues in U.S. dollars and incur significant expenses in Canadian dollars. If applicable currency exchange rates fluctuate our revenues and results of operations may be materially and adversely affected.

We expect that a majority of our revenues will be based on sales provided in United States dollars and currency other than the Canadian dollar. In addition, we expect that a significant portion of our operating expenses will be incurred in Canada. As a result, our financial performance will be affected by fluctuations in the value of the U.S. dollar and other currencies to the Canadian dollar. At the present time, we have no plan or policy to utilize forward contracts or currency options to minimize this exposure, and even if these measures are implemented there can be no assurance that such arrangements will be available, be cost effective or be able to fully offset such future currency risks.

Other risks associated with international operations could adversely affect our business operations and our results of operations.

There are certain risks inherent in doing business on an international level, such as:

- unexpected changes in regulatory requirements, export and import restrictions;
- legal uncertainty regarding liability and compliance with foreign laws;
- competition with foreign companies or other domestic companies entering into the foreign markets in which we operate;
- tariffs and other trade barriers and restrictions;
- difficulties in staffing and managing foreign operations;
- longer sales and payment cycles;
- problems in collecting accounts receivable;
- political instability;
- fluctuations in currency exchange rates;
- software piracy;
- seasonal reductions in business activity; and
- potentially adverse tax consequences.

Any of these factors could adversely impact the success of our international operations. One or more of such factors may impair our future international operations and our overall financial condition and business prospects.

Our common stock price may be volatile.

The market prices of securities of technology companies are extremely volatile and sometimes reach unsustainable levels that bear no relationship to the past or present operating performance of such companies. Factors that may contribute to the volatility of the trading price of our common stock include, among others:

- our quarterly results of operations;
- the variance between our actual quarterly results of operations and predictions by stock analysts and investors;
- financial predictions and recommendations by stock analysts concerning technology companies and companies competing in our market in general, and concerning us in particular;
- public announcements of technical innovations relating to our business, new products or technology by us or our competitors or acquisitions or strategic alliances by us or our competitors;
- public reports concerning our products or technology or those of our competitors; and
- the operating and stock price performance of other companies that investors or stock analysts may deem comparable to us.

In addition to the foregoing factors, the trading prices for equity securities in the stock market in general, and technology companies in particular, have been subject to wide fluctuations that may be unrelated to the operating performance of the particular company affected by such fluctuations. Consequently, broad market fluctuations may have an adverse effect on the trading price of our common stock regardless of our results of operations.

There is a limited market for our common stock. If a substantial and sustained market for our common stock does not develop, our stockholders' ability to sell their shares may be materially and adversely affected.

Our common stock is tradable in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol of BLLG. Many institutional and other investors refuse to invest in stocks that are traded at levels below the Nasdaq Capital Market which could make our efforts to raise capital more difficult. In addition, the firms that make a market for our common stock could discontinue that role. OTC Bulletin Board stocks are often lightly traded or not traded at all on any given day. We cannot predict whether a more active market for our common stock will develop in the future. In the absence of an active trading market:

- investors may have difficulty buying and selling or obtaining market quotations;
- market visibility for our common stock may be limited; and
- a lack of visibility for our common stock may have a depressive effect on the market price for our common stock.

Shares issuable upon the exercise of options, exercise of stock purchase warrants and the conversion of convertible debentures or under anti-dilution provisions in certain agreements could dilute stock holdings and adversely affect our stock price.

We have issued options and may issue additional options in the future to acquire common stock to our employees and certain other persons at various prices, some of which have, or may in the future have, exercise prices at or below the market price of our stock. As of October 18, 2007 we have outstanding options to purchase a total of 4,367,609 shares of our common stock. Of these options, 3,023,909 have exercise prices below the recent market price of $0.30 per share (as of October 18, 2007). If exercised, these options will cause immediate dilution to our stockholders. Our existing stock option plan has 632,391 shares remaining for issuance as of October 18, 2007. Future options issued under the plan may have further dilutive effects.

At October 18, 2007, a holder of a $150,000 promissory note had the option, subject to certain restrictions, of converting outstanding principal plus interest thereon of $3,000 into 1,176,923 shares of our common stock at a price of $0.13 per share.   At October 18, 2007, holders of our Original Issue Discount Senior Convertible Debentures had the right to convert outstanding principal of $4,070,000 into 27,133,333 shares of our common stock.

At October 18, 2007, we had 45,947,277 stock purchase warrants outstanding:

Number of Warrants	Exercise Price	Expiry Date
20,350,000	$0.28	September 28, 2012
200,000	$0.50	December 31, 2009
2,973,167	$0.10	December 31, 2010
5,174,110	$0.30	December 31, 2010
1,500,000	$0.10	June 28, 2011
1,000,000	$0.20	July 25, 2011
900,000	$0.15	September 10, 2011
500,000	$0.51	September 10, 2011
250,000	$0.25	September 10, 2011
1,000,000	$0.25	July 31,2011
2,000,000	$0.25	August 15, 2011
10,100,000	$0.30	September 30, 2011

THE ISSUANCE OF SHARES UPON CONVERSION OF THE CONVERTIBLE NOTES AND EXERCISE OF OUTSTANDING WARRANTS AND OPTIONS MAY CAUSE IMMEDIATE AND SUBSTANTIAL DILUTION TO OUR EXISTING STOCKHOLDERS.

Issuance of shares pursuant to the exercise of convertible debentures could lead to subsequent sales of the shares in the public market which could depress the market price of our stock by creating an excess in supply of shares for sale. Issuance of these shares and sale of these shares in the public market could also impair our ability to raise capital by selling equity securities.

The issuance of shares upon conversion of the convertible debentures may result in substantial dilution to the interests of other stockholders since the selling stockholders may ultimately convert and sell the full amount issuable on conversion. Although the selling stockholders may not convert their debentures if such conversion or exercise would cause them to own more than 4.99% of our outstanding common stock, this restriction does not prevent the selling stockholders from converting and/or exercising some of their holdings and then converting the rest of their holdings. In this way, the selling stockholders could sell more than this limit while never holding more than this limit. Also, the 4.99% restriction may be waived by the selling stockholder, at the election of the selling stockholder, upon not less than 61 days' prior notice to the Company, to change the Beneficial Ownership Limitation to 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of this Debenture held by the selling stockholder.

A large number of shares will be eligible for future sale and may depress our stock price.

As of October 18, 2007, we had outstanding 45,997,224 shares of common stock of which approximately 27,376,467 shares were "restricted securities" as that term is defined under Rule 144 promulgated under the Securities Act of 1933. These restricted shares are eligible for sale under Rule 144 at various times. No prediction can be made as to the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of our common stock may be sold in the public market may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital through the sale of our equity securities.

Our common stock is a "penny stock." As a result, trading of our shares may be subject to special requirements that could impede our stockholders' ability to resell their shares.

Our common stock is a "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission because it is selling at a price below five dollars per share. In the future, if we are unable to list our common stock on NASDAQ or a national securities exchange, or the per share sale price is not at least $5.00, our common stock may continue to be deemed to be a "penny stock". Penny stocks are stocks:

- with a price of less than five dollars per share;
- that are not traded on a recognized national securities exchange;
- whose prices are not quoted on the NASDAQ automated quotation system;
- or of issuers with net tangible assets less than $2,000,000 if the issuer has been in continuous operation for at least three years or $5,000,000 if in continuous operation for less than three years;
- or of issuers with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Exchange Act and Rule 15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer:

- to obtain information from the investor concerning his or her financial situation, investment experience and investment objectives;
- to determine based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions;
- to provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination referred to immediately above; and
- to receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives.

Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or to otherwise dispose of them.

Our current and former executive officers, directors and major stockholders own a significant percentage of our voting stock. As a result, they exercise significant control over our business affairs and policy.

As of October 18, 2007, our executive officers, directors and holders of 5% or more of our outstanding common stock together beneficially owned approximately 40.2% of the outstanding common stock if they were eligible to exercise all of the conversion rights, options and warrants held by them within 60 days of October 18, 2007. These stockholders are able to significantly influence all matters requiring approval by stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible to complete without the support of these stockholders.

Our articles of incorporation contain provisions that could discourage an acquisition or change of control of our company.

Our articles of incorporation authorize our board of directors to issue preferred stock without stockholder approval. Provisions of our articles of incorporation, such as the provision allowing our board of directors to issue preferred stock with rights more favorable than our common stock, could make it more difficult for a third party to acquire control of us, even if that change of control might benefit our stockholders.

Forward-Looking Statements

You should carefully consider the risk factors set forth above, as well as the other information contained in this prospectus. This prospectus contains forward-looking statements about our expectations and plans, anticipated future events and conditions, estimates, and financial trends, which may affect our plan of operation, business strategy, operating results, and financial position. These forward-looking statements can be identified by the use of words such as "believes," "estimates," "could," "possibly," "probably," "anticipates," "projects," "expects," "may," or "should" or other variations or similar words. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the risk factors section and elsewhere in this prospectus identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares to be offered by the selling stockholders. The proceeds from the sale of each selling stockholders' common stock will belong to that selling stockholder. However, we may receive the sale price of any common stock we sell to the selling stockholders upon exercise of outstanding warrants.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is listed under the symbol BLLG.OB on the Over Counter Bulletin Board. The high and the low trades for our shares for each quarter of actual trading were:

	High	Low
Year Ending December 31, 2005:		
First Quarter	$ 0.77	0.30
Second Quarter	0.51	0.22
Third Quarter	0.32	0.215
Fourth Quarter	0.30	0.13
Year Ending December 31, 2006:		
First Quarter	$ 0.47	0.185
Second Quarter	0.47	0.171
Third Quarter	0.27	0.16
Fourth Quarter	0.32	0.14
Year Ending December 31, 2007:		
First Quarter	$ 0.26	0.145
Second Quarter	0.19	0.11
Third Quarter	0.31	0.08
Fourth Quarter *	0.47	0.12

    * As of December 11, 2007

The closing price for the common stock on December 11, 2007 was $0.15 per share.

Holders of the Common Stock

As of the date of this registration statement, we have 45,997,224 shares of our $0.001 par value common stock issued and outstanding. There are approximately 1,024 stockholders of record that hold our common stock.

Dividends

We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate declaring or paying any dividends on our common stock. Dividends are declared at the sole discretion of our Board of Directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows information with respect to each equity compensation plan under which our common stock is authorized for issuance as at October 18, 2007.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders			
Equity compensation plans not approved by security holders			
Share Option Plan	4,367,609	$0.29	632,391
Total	4,367,609	$0.29	632,391

13

SELLING SECURITY HOLDERS

We are registering 12,022,770 shares in this offering. These shares represent a portion of the 27,133,333 shares issuable upon conversion of the Debentures sold to the selling stockholders in a private placement. We will not receive any of the proceeds from the sale of those shares being sold by the selling security holders. The selling security holders may sell their shares in sales in the open market or in privately negotiated transactions.

All costs, expenses and fees in connection with the registration of the selling stockholders' shares will be borne by us. All brokerage commissions, if any, attributable to the sale of shares by selling stockholders will be borne by selling stockholders.

The following table sets forth information regarding the beneficial ownership of our common stock by the selling stockholders. In the table below, the percentage ownership after the offering is based upon the assumed sale by the selling stockholders of all shares they may offer for sale pursuant to this prospectus. Beneficial ownership is determined according to the rules of the Securities and Exchange Commission, and generally means that a person has beneficial ownership of a security if he, she or it possess sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. The percentages for each selling stockholder are calculated based upon 45,997,224 shares issued and outstanding, as of September 28, 2007, plus the additional shares that the selling stockholder is deemed to beneficially own as set forth in the table. The shares offered by this prospectus shall be deemed to include shares offered by any pledge, donee, transferee or other successor in interest of any of the selling stockholders below, provided that this prospectus is amended or supplemented as required by applicable law. The shares issuable upon conversion of the Debentures or exercise of the warrants issued to the selling stockholders in the private placement relating to this offering constitute all of the shares known to us to be beneficially owned by the selling stockholders. The actual number of shares of common stock issuable upon the conversion of the Debentures is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table. None of the selling stockholders has held any position or office with us, except as specified in the following table. Other than the relationships described below, none of the selling stockholders had or have any material relationship with us. Information in this table is based upon information provided by each respective selling stockholder.

Name of Selling Stockholder	Beneficial Ownership Before This Offering: # of Shares (1)	Beneficial`Ownership Before This Offering: % of Shares(1)	Shares of Common Stock Included in Prospectus	Beneficial Ownership After Offering: # of Shares (1)(2)	Beneficial Ownership After Offering: % of Shares (1) (2)
Enable Opportunity Partners LP (3)	2,415,810 (1) (4)	4.99	1,769,444 (5)	2,415,810 (1) (6)	4.99 (1)
Enable Growth Partners LP (7)	2,415,810 (1) (4)	4.99	9,910,662 (5)	2,415,810 (1) (6)	4.99 (1)
Pierce Diversified Strategy Master Fund LLC, ena (8)	2,415,810 (1) (4)	4.99	342,664 (5)	2,415,810 (1) (6)	4.99 (1)
Total	2,415,810 (1)	4.99	12,022,770	2,415,810 (1) (6)	4.99 (1)

(1) The number and percentage of shares, that may be held by the selling stockholder at one time (and therefore, offer for resale at any one time) is limited to 4.99% of the aggregate shares issued and outstanding pursuant to the terms of the Debentures and warrants. Because the selling stockholders are affiliates of each other, they are deemed to beneficially own the same securities, and the aggregate shares that may be owned by them in the aggregate is limited to 4.99%. The number and percentage of shares deemed beneficially owned is limited accordingly.

(2) Assumes that all shares registered will be sold.

(3) Mitch Levine is the Managing Partner of Enable Opportunity Partners LP and in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, Mitch Levine may be deemed to be a control person, with voting and investment control (directly or with others), of the securities owned by Enable Family Partners LP. Mr. Levine disclaims beneficial ownership of these securities. Enable Opportunity Partners LP is not a broker-dealer or affiliate of a broker-dealer. Enable Opportunity Partners LP purchased Debentures in the aggregate principal amount of $599,000 (convertible into 3,993,333 shares of common stock), for an aggregate purchase price of $515,110.20, and received 2,995,000 warrants.

(4) Represents shares of common stock issuable upon conversion of Debentures to the selling stockholders.

(5) Represents pro rata share of the 12,022,770 share portion of the aggregate 27,133,333 shares issuable upon conversion of the Debentures.

(6) The shares of common stock deemed beneficially owned by the selling stockholders subsequent to the offering include shares of common stock issuable upon conversion of Debentures not being registered.

(7) Mitch Levine is the Principal and Portfolio Manager of Enable Growth Partners LP and in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, Mitch Levine may be deemed to be a control person, with voting and investment control (directly or with others), of the securities owned by Enable Growth Partners LP. Mr. Levine disclaims beneficial ownership of these securities. Enable Growth Partners LP is not a broker-dealer or affiliate of a broker-dealer. Enable Growth Partners LP purchased Debentures in the aggregate principal amount of $3,355,000 (convertible into 22,366,667 shares of common stock), for an aggregate purchase price of $2,885,135.49, and received 16,775,000 warrants.

(8) Mitch Levine is the Principal and Portfolio Manager of Pierce Diversified Strategy Master Fund LLC, ena and in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, Mitch Levine may be deemed to be a control person, with voting and investment control (directly or with others), of the securities owned by Pierce Diversified Strategy Master Fund LLC, ena. Mr. Levine disclaims beneficial ownership of these securities. Pierce Diversified Strategy Master Fund LLC is not a broker-dealer or affiliate of a broker-dealer. Pierce Diversified Strategy Master Fund LLC purchased Debentures in the aggregate principal amount of $116,000, for an aggregate purchase price of $99,745.31, and received 580,000 warrants.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which our shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
- an exchange distribution in accordance with the rules of the applicable exchange;
- privately negotiated transactions;
- settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
- broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
- a combination of any such methods of sale; or
- any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the " Securities Act "), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares

such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The statements contained in this prospectus are not purely historical statements, but rather include what we believe are forward-looking statements. The forward-looking statements are based on factors set forth in the following discussion and in the discussions under "Risk Factors" and "Business." Our actual results could differ materially from results anticipated in these forward-looking statements. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

This section should be read in conjunction with the financial statements included in this prospectus. The financial statements reflect the results of operations for the years ended December 31, 2006 and 2005 and for the three and nine month periods ended September 30, 2007.

PLAN OF OPERATIONS

Due to our limited operating history, our historical results of operations are unlikely to provide a meaningful understanding of the activities expected to take place during the period through December 31, 2007 and the year ended December 31, 2008. In addition, our plans for the balance of 2007 and the year ended December 31, 2008 are dependent upon obtaining additional capital and achieving our sales objectives. Our major initiatives through December 31, 2008 are:

- furthering the development of our products with the objective of developing an on-demand business intelligence software solution by early 2008;
- increasing commercial sales of our products through direct sales efforts and through partners with a primary focus on North America and Western Europe; and
- increasing the market awareness of our products through the implementation of various marketing programs.

Sales and Marketing Plans:

In addition to partner arrangements with Microsoft and Cognos, we have entered into a number of reseller agreements and original equipment manufacturer ("OEM") agreements in North America and Europe. At October 18, 2007, we had 5 full-time sales representatives in the U.S. and Canada and an executive officer spending significant efforts to further increase our customer base. Their current focus is to expand the number of leads and to continue to identify resellers and partners in the U.S. and Western Europe.

Sales leads are being developed by direct identification of potential customers, a limited amount of advertising and through trade shows, personal contacts of management and our sales representatives.

Our sales representatives, who are compensated on a salary and commission basis, will continue to follow up these leads, with the objective of more fully explaining the products and their benefits to potential customers. In addition, we expect to hire additional sales representatives and support related staff during the balance of 2007 and early 2008.

Developing and Improving Our Products:

While we will direct a considerable portion of our activities and budget to sales and marketing efforts, we will continue developing the core functions of our products. In addition, we expect to have an on-demand business intelligence software solution available in early 2008.

We will improve and further develop our products based upon responses from potential customers and our knowledge of the business intelligence software markets. The cost associated with this development is primarily a function of the activity currently planned and thus will be subject to a high degree of control. The Company may expend additional resources on product development on a cost recovery basis through pilot projects with customers.

Other Initiatives in 2007:

In addition, we expect to increase general and administrative staff during the balance of 2007 and early 2008 in order to improve our segregation of duties and controls over financial reporting.

Until such time as we generate sufficient revenues from our products and services, we will continue to be dependent on raising substantial amounts of additional capital through any one of a combination of debt offerings or equity offerings, including but not limited to:

- debt instruments, including demand notes and convertible debentures; and
- private placements of common stock.

On September 28, 2007, we raised $3,500,000 from the private placement to this offering. These funds are not sufficient to satisfy the requirements of our plan of operations. Consequently, there will be an ongoing requirement for funding as described above. However, there can be no assurance that any future financings can be obtained, should they be required. In this regard, please see "Risk Factors" above.

Critical Accounting Policies

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States of America. The following accounting policies are considered to be critical to an understanding of the financial position and results of operations for the Company discussed in this section. Additional accounting policies for the Company have been disclosed in the audited consolidated financial statements at and for the year ended December 31, 2006 included in this report.

(a) Revenue recognition

The following policy on revenue recognition was adopted in prior years and continues to be applicable in the current year:

For contracts requiring significant customization or services, the Company recognizes revenue using the completed contract method in accordance with the guidance in Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". Under the completed contract method, revenue is recognized in the period when all substantial obligations of the Company under the terms and conditions of a contract have been satisfied. Cash receipts received in advance of the recognition of revenue and rights to advance payments are recorded in the balance sheet as deferred revenue. Direct costs associated with a contract that has not been recognized as revenue are capitalized in the balance sheet as contracts in process. A provision for contract losses is recognized as soon as the losses become evident.

During the year-ended December 31, 2004, we made our initial sales of product licenses. As a consequence, the following policy on revenue recognition was adopted in the year-ended December 31, 2004:

For sales of product licenses, the Company recognizes revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended by Statement of Position 98-9, "Software Revenue Recognition with Respect to Certain Transactions", issued by the American Institute of Certified Public Accountants. Revenue from sale of product licenses is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable.

Revenue from product support contracts is recognized ratably over the life of the contract. Revenue from services is recognized at the time such services are rendered.

For contracts with multiple elements such as product licenses, product support and services, the Company follows the residual method. Under this method, the total fair value of the undelivered elements of the contract, as indicated by vendor specific objective evidence, is deferred and subsequently recognized in accordance with the provisions of SOP 97-2. The difference between the total contract fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. Vendor specific objective evidence for support and consulting services is obtained from contracts where these elements have been sold separately. Where the Company cannot determine the fair value of all the obligations, the revenue is deferred until such time as it can be determined or the element is delivered.

(b) Stock-based compensation:

Effective January 1, 2006, we adopted the following policy with respect to stock-based compensation:

Effective January 1, 2006, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 123R "Share-Based Payment" ("SFAS 123R") to account for its stock options. SFAS 123R requires all share-based payments, including stock options granted to employees by the Company, to be recognized in the Statement of Operations based on the fair value of the share-based payments at the date of grant. For purposes of estimating the grant date fair value of stock options, the Company uses the Black Scholes options pricing model and has elected to treat awards with graded vesting as a single award.   The fair value is recognized as compensation expense on a straight-line basis over the requisite service period, which in the Company's circumstances is the stated vesting period of the award, provided that total compensation expense recognized at least equals the pro rata fair value of the award that has vested.

The Company has adopted the modified prospective method of applying the provisions of SFAS 123R. Under the modified prospective method, the Company recognizes compensation expense based on the requirements of SFAS 123R for all share-based payments granted after the effective date of SFAS 123R. In addition, compensation expense is recognized, subsequent to the effective date of SFAS 123R, for the remaining portion of the vesting period for outstanding awards granted prior to the effective date of SFAS 123R.

For periods to December 31, 2005, we accounted for stock-based compensation in accordance with the following policy:

For periods to December 31, 2005, the Company applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25", to account for its stock options for employees. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. For periods to December 31, 2005, the Company elected to apply the intrinsic-value based method of accounting described above and adopted only the disclosure requirements of SFAS 123, as amended.

(c) Deferred consulting services:

We adopted the following policy related to deferred consulting services during the year-ended December 31, 2005:

Deferred consulting services represent the portion of prepaid non-cash consulting fees for services to be rendered in subsequent periods. Prepaid non-cash consulting fees related to services to be rendered within twelve months are included in prepaid expenses on the balance sheet. These costs will be charged to expenses as the services are rendered. If for any reason circumstances arise which would indicate that the services will not be performed in the future, these prepaid non-cash consulting fees will be charged to expenses immediately.

Results of Operations

In this section, we discuss our earnings for the years ended December 31, 2006 and 2005 and the factors affecting them that resulted in changes from one year to the other and for the quarter ending September 30, 2007.

Our financial statements have been prepared in accordance with U.S. GAAP and presented in U.S. dollars for purposes of this report.

For the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006

Revenue: Revenue for the nine months ended September 30, 2007 was $327,804 compared to $407,551 for the nine months ended September 30, 2006.

Services revenue decreased from $342,188 in 2006 to $201,319 in 2007. This decrease of approximately $141,000 results from a decrease in revenue from a significant customer in 2007 compared to 2006.

Product revenue increased from $65,363 in 2006 to $126,485 in 2007. This increase of approximately $61,000 results from a general increase in the number of product contracts sold from six in 2006 to ten in 2007.

Gross profit: Gross profit for the nine months ended September 30, 2007 was $273,379 (83% of revenue) compared to $317,474 (78% of revenue) for the nine months ended September 30, 2006.

In 2007, the gross profit on services was $147,871 (73% of services revenue) compared to $260,101 (76% of services revenue) in 2006. The decrease in gross profit of approximately $112,000 in 2007 results primarily from a decrease in gross profit from a significant customer in 2007 compared to 2006. The decrease in gross profit as a percentage of revenue results primarily from costs related to an initial contract with a customer in 2007 that required a significant labor component to complete.

In 2007, the gross profit on products was $125,508 (99% of product revenue) compared to $57,373 (88% of product revenue) in 2006. The product sales in 2007 were primarily from existing customers and required no incremental costs to deliver.

General and administrative expenses: General and administrative expenses for the nine months ended September 30, 2007 were $1,337,926 compared to $1,151,303 for the nine months ended September 30, 2006. The increase in costs of approximately $186,600 includes the following significant items:

- Decrease in compensation costs of approximately $90,300 in 2007 compared to 2006. This decrease results primarily from an agreement in September 2007 by two members of management to release the Company from the obligations to pay unpaid salary, bonuses and vacation pay accrued in prior periods partially offset by an increase in compensation in 2007 for our Chief Financial Officer.

- Increase in expenses of approximately $98,200 in 2007 resulting from the fair value of warrants to purchase 300,000 shares of common stock of the Company granted to two members of management in September 2007 and the accounting impact of exchanging 750,000 stock options held by a director for 750,000 warrants in September 2007.

- Decrease in stock compensation of approximately $21,100 in 2007 compared to 2006. In 2006, stock options were awarded to management resulting in a higher level of expense in 2006 compared to 2007. The stock options granted to management in July 2007 resulted in minimal compensation cost for the nine months ended September 30, 2007.
- Increase in consulting expense of approximately $65,300 in 2007 compared to 2006. In 2007, we incurred costs for fees and other benefits for a consultant of approximately $312,400 to provide financing services and services as President and Chief Executive Officer and a net increase of $501,100 for investor relations and communication services in 2007. This was offset by our former President and Chief Executive Officer agreeing to release the Company from the obligation to pay all of his unpaid consulting fees of approximately $30,700 incurred by the Company in 2004. In addition, consulting expense in 2006 included $717,500 related to the cancellation of a consulting agreement and cancellation of the related warrants to purchase 3,000,000 shares of our common stock.
- Increase in accounting fees of approximately $11,300 in 2007 compared to 2006 due to a general fee increase and the level of financing activity of the Company.
- Increase in legal fees of approximately $33,200 in 2007 compared to 2006 due to costs incurred in expectation of closing a round of financing in June 2007.
- Increase in financing fees of approximately $44,900 in 2007 compared to 2006 due to the financing arrangements in place in 2007.
- Increase of approximately $27,300 in travel costs in 2007 compared to 2006 incurred primarily as a result of financing activities.
- Increase of approximately $8,700 in bank charges in 2007 compared to 2006 resulting primarily from interest and penalties on arrears in certain statutory employee tax payments and a fee charged for an extension of a loan.
- Increase in telephone expenses of approximately $3,700 in 2007 compared to 2006 resulting primarily from our office in California.
- Increase in rent of approximately $2,400 due to opening of an office in California in July 2007.
- Increase in other general costs of approximately $3,000 in 2007 compared to 2006.

Sales and marketing expenses: Sales and marketing expenses for the nine months ended September 30, 2007 were $484,502 compared to $456,776 for the nine months ended September 30, 2006. The increase in costs of approximately $27,700 includes the following significant items:

- Decrease in compensation costs for our employees in Canada of approximately $49,800 in due to an agreement in September 2007 by a member of management to release the Company from the obligation to pay unpaid salary, bonuses and vacation pay accrued in prior periods. In addition, two members of management were entitled to sales commissions in 2006 but not in 2007.

- Decrease in stock compensation of approximately $34,700 in 2007 compared to 2006. In 2006, stock options were awarded to management resulting in a higher level of expense in 2006 compared to 2007. There were no stock options granted to management in 2007.
- Increase in expenses of approximately $31,000 in 2007 resulting from the fair value of warrants to purchase 300,000 shares of common stock of the Company granted to a member of management and the accounting impact of the fair value of warrants granted to a consultant.
- Increase in consulting fees in Canada of approximately $7,200 in 2007 compared to 2006 due to the hiring of a consultant in August 2007 to perform the duties of Chief Marketing Officer partially offset by the cost related to the use of a sales consultant in 2006.

- Increase in compensation costs in the U.S. of approximately $53,100 in 2007 due to hiring of a consultant in August 2007 to perform the duties of Executive Vice President Global Field Operations, hiring of three support staff and the accounting impact of the fair value of warrants granted to the consultant.
- Increase of approximately $26,200 in travel and related costs in 2007 due to travel to a Microsoft conference, costs related to relocation of an employee from Ontario, Canada to Newfoundland, Canada and a general increase in travel due to the expansion of our management team.
- Decrease in costs of approximately $7,600 in the costs of on-line demonstrations of our products in 2007 compared to 2006 due to a change in the provider of the related services.
- Increase in telephone expenses of approximately $5,000 in 2007 compared to 2006 due to the increase in the level of staff.
- Net decrease in other costs in 2007 compared to 2006 of approximately $2,700.

Research and development expenses: Research and development expenses for the nine months ended September 30, 2007 were $486,358 compared to $382,019 for the nine months ended September 30, 2006. The increase in costs of approximately $104,300 includes the following significant items:

- Decrease in compensation costs for our employees in Canada of approximately $9,200 due primarily to an agreement in September 2007 by a member of management to release the Company from the obligation to pay unpaid salary, bonuses and vacation pay accrued in prior periods. This was partially offset by the costs of an additional employee in 2007 and general salary increases in 2007.
- Increase in expenses of approximately $17,900 in 2007 resulting from the fair value of warrants to purchase 300,000 shares of common stock of the Company granted to a member of management.
- Decrease in stock compensation of approximately $25,300 in 2007 compared to 2006. In 2006, stock options were awarded to management resulting in a higher level of expense in 2006 compared to 2007. There were no stock options granted to management in 2007.
- Increase in compensation costs in the U.S. of approximately $100,500 in 2007 due to hiring of a consultant in August 2007 to perform the duties of Chief Technical Officer and the accounting impact of the fair value of warrants granted to the consultant.
- Increase in the cost of contractors in 2007 of approximately $6,000 due primarily to the use of an offshore development group in 2007.
- Increase in other technical costs of approximately $4,500 in 2007 compared to 2006 due to the use of an outside data facility for a pilot of our product.
- Increase in costs of approximately $31,300 due to a decrease in the cost of compensation transferred to cost of sales in 2007 compared to 2006. This results from a decrease in the labor component of certain service contracts in 2007.
- Decrease in other costs of approximately $14,300 in 2007 compared to 2006. In 2006, we incurred costs for Microsoft certification. There were no similar costs incurred in 2007.
- Decrease of approximately $5,500 in expenses for administration of our computer systems in 2007 compared to 2006 due to budget constraints in early 2007.
- Increase in other miscellaneous costs of approximately $2,100 in 2007 compared to 2006.

   The above changes in costs were offset by the following item:

- Increase in research and development tax credits of $3,700 in 2007 compared to 2006 due to labor incurred on a mapping intelligence component to our Matrix product in 2007.

Interest expense: Interest expense increased from $423,780 for the nine months ended September 30, 2006 to $772,796 for the nine months ended September 30, 2007. This increase results primarily from the impact of the intrinsic value of beneficial conversion features on promissory notes and accretion of promissory notes to face value on conversion of promissory notes to common stock in September 2007.

Loss on extinguishment and modification of debt: Loss on extinguishment and modification of debt was $550,743 for the nine months ended September 30, 2006 compared to $47,618 for the nine months ended September 30, 2007. The loss in 2006 resulted from the conversion of promissory notes to equity on terms more favorable than the original terms and modification of other promissory notes to include terms that were more favorable than the original terms of the promissory notes. The loss in 2007 resulted from the conversion of promissory notes to equity on terms more favorable than the original terms.

Loss on re-pricing of warrants: Loss on re-pricing of warrants was $65,306 for the nine months ended September 30, 2007 compared to $Nil for the nine months ended September 30, 2006. The loss in 2007 results from a reduction in July 2007 in the exercise price on 2,973,167 Class C warrants from $0.30 per share to $0.10 per share.

Net loss: Net loss was $2,942,960 ($0.09 per share) for the nine months ended September 30, 2007 compared to $2,664,452 ($0.10 per share) for the nine months ended September 30, 2006. Our revenue and future profitability and future rate of growth are substantially dependent upon our ability to:

- license our software applications to a sufficient number of clients
- modify the successful software applications, over time, to provide enhanced benefits to existing users; and
- successfully develop related software applications.

Financial Condition and Liquidity

General: At September 30, 2007, the Company had positive working capital of $2,874,779 compared to negative working capital of $550,644 at December 31, 2006. The Company had cash of $3,350,793 at September 30, 2007 compared to cash of $23,157 at December 31, 2006.

The Company requires additional working capital to proceed with its long-term business plan. If we are unable to raise additional financing, we may be unable to grow or to implement our long-term business plan.   The above raises substantial doubt about the Company's ability to continue as a going concern. Management is reviewing various options to address its requirement for additional working capital and cash flow needs, including without limitation the issuance of new debt or equity securities in one or more series or classes. The Company's ability to continue as a going concern is subject to management's ability to successfully implement the above plans. Failure to implement these plans could have a material adverse effect on the Company's position and or results of operations and may result in ceasing operations. Even if successful in obtaining financing in the near term, the Company cannot be certain that cash generated from its future operations will be sufficient to satisfy its liquidity requirements in the longer term and it may need to continue to raise capital by selling additional equity or by obtaining credit facilities.

Net cash used in operating activities: During the nine months ended September 30, 2007, the Company used $840,637 of cash in operations compared to a use of cash in operations of $543,108 for the nine months ended September 30, 2006. The use of cash in operations for the nine months ended September 30, 2007 resulted from a net loss of $2,942,960 offset by non-cash consulting fees of $545,217, stock compensation of $595,115, non-cash financing fees of $63,762, depreciation of $3,800, non-cash interest expense of $745,097, non-cash loss on re-pricing of warrants of $65,306, non-cash loss on extinguishment and modification of debt of $47,618 and a net change in non-cash working capital of $36,408. The use of cash for the nine months ended September 30, 2006 resulted from a net loss of $2,664,452 offset by non-cash consulting fees of $758,597, non-cash compensation expense of $169,293, non-cash financing fees of $18,811, non-cash interest expense of $423,358, non-cash loss on extinguishment and modification of debt of $550,743, depreciation expense of $6,463 and net change in non-cash working capital of $194,079.

Net cash used in investing activities: During the nine months ended September 30, 2007, the Company purchased property and equipment in the amount of $11,985 compared to purchases of $4,065 for the nine months ended September 30, 2006.

Net cash provided by financing activities: During the nine months ended September 30, 2007, the Company raised $1,031,000 by issuing 10% promissory notes and repaid $325,000 of these promissory notes. In addition, the Company raised $3,500,000 by issuing debentures maturing at $4,070,000 on September 28, 2009 and $58,708 by issuing promissory notes to a related party. During the nine months ended September 30, 2006, the Company raised $275,000 by issuing promissory notes and repaid $45,988 of promissory notes. In addition, the Company raised $71,630 in 2006 by issuing promissory notes to a related party and $175,000 from subscriptions to purchase 1,750,000 shares of common stock at $0.10 per share.

Commitments:

(a) Operating lease

The Company has entered into an operating lease for office space that expires on December 31, 2007.

The future minimum lease payments including operating costs are as follows:

Year	Amount
2007	$18,662

The year ended December 31, 2006 compared to the year ended December 31, 2005

Revenue: Revenues for the year ended December 31, 2006 were $501,238 compared to $588,209 for the year ended December 31, 2005. Services revenue increased from $273,610 in 2005 to $418,532 in 2006. This increase results primarily from an increase in service revenue from a major customer compared to 2005 and from a general increase in the number of service contracts in 2006. Product revenue decreased from $314,599 in 2005 to $82,706 in 2006. In late 2005, the Company recognized revenue on a major enterprise license deal. There was no equivalent enterprise deal in 2006.   However, the Company made sales to 12 customers in 2006 compared to 7 customers in 2005 and expects ongoing business from a number of these customers during the year ended December 31, 2007. Although there can be no certainty that this will occur, the Company is projecting a significant increase in product and service revenue in 2007 with a substantial portion of that coming from the customer base established in 2006.

Gross profit: Gross profit for the year ended December 31, 2006 was $386,686 (77% of revenue). For the year ended December 31, 2005, the gross profit was $537,574 (91% of revenue). For the year ended December 31, 2006, the gross profit on product sales was $74,716 (90% of product revenue) and $311,970 on services (75% of services revenue). For the year ended December 31, 2005, the gross profit on product sales was $309,437 (98% of product revenue) and $228,137 on services (83% of services revenue). The gross profit from products was higher in 2005 due to a major enterprise license deal that closed in 2005 that required minimal cost to deliver.   The decrease in gross profit from services in 2006 compared to 2005 results primarily from services done in 2006 at a lower margin in anticipation of ongoing work in the future.

General and administrative expenses: General and administrative expenses consist primarily of personnel costs, professional fees, consulting fees including investor relations activities, occupancy related costs, financing related costs and other miscellaneous costs associated with supporting our research and development and sales and marketing activities.   During the year ended December 31, 2006, we incurred $1,351,538 in expenses compared to $850,831 during the year ended December 31, 2005. The net increase of approximately $500,700 results primarily from the following:

- Increase in stock compensation costs of $112,400. In 2006, stock related compensation expense was $54,600 due to the implementation of FAS 123R. In 2005, recovery of compensation expense was $57,800 due to a decline in the price of our common stock in 2005 and in accordance with the accounting principles in effect at the time.
- Increase of $43,000 in compensation related costs for the Chief Financial Officer in 2006 compared to costs for only a partial year in 2005.
- Increase in consulting expense of $331,900. On January 24, 2006, the Company cancelled a consulting contract and 3,000,000 warrants to purchase our common stock and expensed $717,500 of prepaid expenses and deferred consulting fees which had been recognized on the balance sheet at December 31, 2005. During 2006, the Company incurred $164,000 for investor communications and public relations services compared to $549,600 in 2005.
- Increase in professional fees of $5,500 due to the current regulatory environment and use of a contractor in early 2006 prior to the hiring of the Chief Financial Officer.
- Increase in bank charges of $7,400 resulting primarily from interest and penalties on arrears in certain statutory tax payments.
- Net increase in various other costs of approximately $500.

Sales and marketing expenses: Sales and marketing expenses consist primarily of personnel costs, costs related to demonstrations of our product and travel including the costs of conferences. During the year ended December 31, 2006, we incurred $591,244 in expenses compared to $465,230 during the year ended December 31, 2005. The net increase of approximately $126,000 results from the following:

- Increase in stock compensation costs of $92,700. In 2006, stock related compensation expense was $82,300 due to the implementation of FAS 123R. In 2005, recovery of compensation expense was $10,400 due to a decline in the price of our common stock in 2005 and in accordance with the accounting principles in effect at the time.
- Decrease in personnel related costs of $7,300. During 2006, the Company hired an inside sales representative and increased the level of compensation for sales management. These cost increases were more than offset by a lower level of compensation for one of the sales representatives in 2006 compared to the sales representative employed in the equivalent position in 2005. At December 31, 2006, the Company had two sales representatives responsible

for world wide sales, two sales engineers and two members of management involved primarily in sales and business development related activities.

- Increase of $22,800 in travel and related costs due to attendance at a Business Intelligence trade show in Montreal, attendance at two Microsoft sponsored events and trips to major customers in the U.S. and Europe.
- Increase of $7,200 in phone related costs due to an increase in the level of contacts made by our sales related personnel.
- Increase of $10,600 in other costs primarily related to the cost of press releases for customer and product announcements, purchase of a mailing list for lead generation purposes and use of an outside telemarketing firm to increase the number of leads for sales staff.

Research and development expenses: Research and development expenses consist primarily of personnel costs and consulting expenses directly associated with the development of our software applications plus an applicable allocation of rent for space occupied by research and development personnel. For the year ended December 31, 2006, we incurred $490,364 in expenses compared to $242,188 during the year ended December 31, 2005. The net increase of approximately $248,200 results from the following:

- Increase in stock compensation costs of $175,600. In 2006, stock related compensation expense was $63,600 as a result of the implementation of FAS 123R. In 2005, recovery of compensation expense was $112,000 due to a decline in the price of our common stock in 2005 and in accordance with the accounting principles in effect at the time.
- Increase in personnel related costs and consultants of $135,200 due to general salary increases in 2006 and an increase in staffing levels in 2006 by the equivalent of two full-time staff members compared to 2005.
- Increase in other costs of $11,300 due primarily to costs related to testing for Microsoft certification resulting in the Company achieving Microsoft Gold Certified Partner status and a general increase in rent in 2006.

The above costs were offset by the following items:

- Increase in research and development tax credits of $21,300 due to the labor incurred on the release of the Company's Matrix 4.0 product release and subsequent upgrades.
- Increase of $52,600 in personnel related costs transferred to cost of sales due to the labor component on contracts for service related work.

Amortization: Amortization expense was $7,573 for the year ended December 31, 2006 compared to $13,773 for the year ended December 31, 2005.

Interest Expense: Interest expense was $526,792 for the year ended December 31, 2006 compared to $61,251 for the year ended December 31, 2005. The increase in 2006 is primarily related to recognition of the estimated value of beneficial conversion features on convertible promissory notes issued in 2006 as interest expense. These convertible promissory notes were issued with a conversion price less than the market price of our common stock on the date of issuance.

Loss on extinguishment of debt: Loss on extinguishment of debt was $508,486 for the year ended December 31, 2006 compared to $Nil for the year ended December 31, 2005. This loss results from the impact of conversion of promissory notes to equity in early 2006 on terms that were more favorable than the terms of the original promissory notes. For additional details, please see notes 8(a) and 8(c) to our consolidated financial statements for the year ended December 31, 2006 .

Loss on modification of debt: Loss on modification of debt was $42,257 for the year ended December 31, 2006 compared to $Nil for the year ended December 31, 2005. This loss results from modification of the terms of promissory notes payable to a related party in early 2006 to include terms that were more favorable than the terms of the original promissory notes. For additional details, please see note 9(b) to our consolidated financial statements for the year ended December 31, 2006.

Net Loss: We incurred a loss of $3,144,279 ($0.11 per share) for the year ended December 31, 2006, compared to a loss of $1,105,663 ($0.06 per share) for the year ended December 31, 2005. Our revenues and future profitability and future rate of growth are substantially dependent on our ability to:

- license our software applications to a sufficient number of clients;
- modify the successful software applications, over time, to provide enhanced benefits to existing users; and
- successfully develop related software applications.

Liquidity and Capital Resources

At December 31, 2006, we had negative working capital of $550,644, compared to negative working capital of $1,340,044 at December 31, 2005. This increase in working capital of approximately $789,400 occurred primarily as a result of a net decrease in demand promissory notes required to finance ongoing operations of $1,008,700 and an increase in investment tax credits receivable of approximately $51,400 offset by a decrease in accounts receivable of $78,500 and an increase of $107,200 in accounts payable and accrued liabilities. Cash decreased by $62,600 in 2006. Our cash balance at December 31, 2006 was approximately $23,200 compared to approximately $85,800 at December 31, 2005.

During the period from January 1, 2007 to March 21, 2007, we raised $56,000 from an unrelated party pursuant to demand promissory notes bearing interest at 10% per annum. In addition, we raised $45,967 from a related party pursuant to demand promissory notes bearing interest at 10% per annum. These funds are not sufficient to satisfy the requirements of our plan of operations. Consequently, we will require additional capital and increases to revenue on a profitable basis. The Company cannot be certain that sufficient resources will be available to satisfy its liquidity requirements.

Net Cash Flow from Operations: During the year ended December 31, 2006, we used $708,666 in operations, compared to using $588,491 during the year ended December 31, 2005. The use of cash in operations during the year ended December 31, 2006 resulted primarily from a net loss of $3,144,279 partially offset by depreciation of $7,573, non-cash compensation expense of $200,543, non-cash interest expense of $526,370, non-cash financing fees of $18,811, non-cash consulting fees of $844,891, loss on extinguishment and modification of debt of $550,743 and net change in non-cash working capital of $286,682. During the year ended December 31, 2005, the use of cash in operations resulted from a net loss of $1,105,663 or $1,285,739 excluding a recovery of non-cash compensation expense of $180,076 and then partially offset by depreciation of $13,773, non-cash interest of $59,235, non-cash consulting fees of $511,105 and a net change in non-cash working operating capital of $113,135.

Net Cash Used in Investing Activities: During the year ended December 31, 2006, we invested $4,065 in property and equipment compared to $6,503 invested during the year ended December 31, 2005.

Net Cash From Financing Activities: During the year ended December 31, 2006, net cash provided by financing activities was $638,501 compared to $686,192 for the year ended December 31, 2005. During the year ended December 31, 2006, we raised $516,528 from the issuance of promissory notes and repaid $45,988. In addition, we raised $174,550 in proceeds net of cash-based issuance costs for common stock at $0.10 per share. During the ended December 31, 2005, we raised $783,237 from the issuance of promissory notes and repaid $111,745. In addition, we raised $14,700 in proceeds net of cash-based issuance costs for common stock at $0.30 per share. For information concerning our capital requirements see "Plan of Operations" above.

During the period from January 1, 2007 to March 21, 2007, we raised $56,000 from an unrelated party pursuant to demand promissory notes bearing interest at 10% per annum. In addition, we raised $45,967 from a related party pursuant to demand promissory notes bearing interest at 10% per annum.

Commitments:

Operating lease

The Company has entered into an operating lease agreement for office space that expires on December 31, 2007. The future minimum lease payments including operating costs are as follows:

Year	Amount
2007	$88,004
Total	$88,004

Investor relations and communications services

Pursuant to the terms of a service agreement with an unrelated party to provide investor relations and communications services to the Company, we are obligated to make monthly payments of $10,000 to December 31, 2007. For the period to June 11, 2007, we can elect to make the monthly payments in cash and shares of common stock calculated at a price of $0.15 per share provided that the cash component of each monthly payment is at least $5,000. Subsequent to December 31, 2006, the consultant agreed to modify the service agreement to allow us to make the monthly payments of $10,000 entirely in stock for a five month period commencing on January 12, 2007.

Pursuant to the terms of a consulting agreement with an unrelated party to provide investor relations services for the Company, we are obligated to make cash payments of $6,000 per month for the period from January 1, 2007 to July 31, 2007. Under anti-dilution provisions in the agreement, we have agreed to issue additional shares of common stock to the consultant for a period of thirty-six months after termination of the agreement. Under these anti-dilution provisions, the total number of shares of common stock issued to the consultant will total 4.99% of our issued and outstanding shares.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.


DESCRIPTION OF BUSINESS


Organization

Quad Metals Corporation, a Washington company incorporated on June 5, 1968 and Quad Metals Corporation, a wholly owned Nevada subsidiary incorporated on June 20, 2002 merged on December 11, 2002 to form Quad Metals Corporation, a Nevada corporation ("Quad"). Pursuant to a Share Exchange Agreement which was effective October 1, 2003, Quad acquired all of the issued and outstanding common stock of DataJungle Ltd., a Canadian company (formed on August 15, 2001 as a merger of DataJungle, Inc., a Delaware company incorporated on August 4, 2000 and 3853021 Canada Inc., a Canadian company incorporated on July 27, 2001). Effective November 18, 2003, Quad changed its name to DataJungle Software Inc. Effective November 2, 2007, DataJungle Software Inc. changed its name to Blink Logic Inc. The name change to Blink Logic Inc. was effected by forming Blink Logic Inc., a wholly owned subsidiary of DataJungle Software Inc., and having Blink Logic Inc. merge into DataJungle Software Inc.

We develop enterprise business intelligence ("BI") front-end applications that integrate with both of the back-end infrastructure platforms of Microsoft Corporation ("Microsoft") and Cognos Corporation ("Cognos"), two of the leading BI infrastructure companies. Our products translate raw business data into visual and interactive tabular and graphical displays of information. Our flagship product, Matrix ™ presents itself as information dashboards or front-end solutions to the BI and relational database server infrastructures that are widely utilized by businesses worldwide.

We operate through an office in Mill Valley, California and a wholly owned Canadian subsidiary located in Ottawa, Ontario, Canada.

Our Products

Matrix ™ is a zero footprint Web-based product that allows end-users to create visual dashboard-like "live" business views on top of their existing relational and OLAP data sources. It has been specifically designed to provide flexibility and user independence from corporate IT departments and from specialized report authors or programmers. Matrix ™ brings together, in one integrated application, a number of the key BI capabilities required by the broadest range of user classes in an organization – these include: dashboarding, analysis, scorecarding, wireless alerting, and collaboration.

Matrix ™ can be deployed out-of-the-box or can be readily customized to create different types of interfaces and BI applications.

With Matrix ™ , end users can define personal dashboard views that allow them to understand the status of their key performance indicators at a glance and to drill in for additional detail or to perform further exploration where a deeper understanding and action is warranted. Scorecards and user-defined alerts provide indicators when there has been a change in performance status or important thresholds have been broken.

Matrix ™ also provides flexibility in how it is deployed. It can run in its own application framework, or individual views can be ported to any Microsoft SharePoint portal or Web page, while retaining full connectivity to the backend data source. Matrix ™ also provides customizability in terms of presentation and the functionality that is exposed to various user classes.

Matrix ™ integrates with the key Microsoft business intelligence technologies — including: Analysis Services (OLAP, ROLAP, and HOLAP), Reporting Services, SQL Server and SharePoint. Views based on Cognos PowerPlay cubes can also be included in Matrix ™ dashboards. Matrix ™ provides a path for customers to extract value from their Microsoft SQL Server/Business Intelligence platform. Matrix ™ can support a mixed environment of both the Microsoft and Cognos platforms in one end user BI application.

In cases where users need to track metrics in real time, Matrix ™ includes an integrated wireless alerting component (Matrix ™ Mobile), which presents the same metrics and alerts that users define in their dashboard. This wireless module works with most wireless devices such as the RIM Blackberry or any WAP 2-0 enabled cell phone.

Our Markets

We target the business intelligence software market and the business data market with the same core technology and products.

Business Intelligence Software Market: This market includes a variety of tools and applications focused on helping knowledge workers and business managers to access and analyze key business data and performance metrics. The intention of these products is primarily to help companies make better and faster business decisions.

Existing products in this market provide powerful server technology but are limited in flexibility, user functionality and interactivity. They also provide little or no integration between the different types of application servers. The vendors in the business intelligence software market have products that are either too complex or inflexible for the typical user of the data.

Business Data Market: This market includes companies that are in the business of selling industry and market research data. These vendors typically do not provide software reporting tools to allow users of the data to extract the full value of the data.

The vendors in the business data market have not been able to develop commercial quality software and many continue to deliver data in raw format, paper reports or in basic electronic formats. Blink Logic can provide the interactivity and flexibility required for these users.

Our Sales and Distribution

We reach our market through our own direct sales team and through the use of its network of partners.

The direct sales approach entails our management and sales representatives making contacts within the organizations of target customers to present the benefits and competitive advantages of our products and services. Leads to such presentations are generated primarily through existing contacts of management and our sales representatives.

Partners include both Matrix ™ resellers and OEM software companies, which embed Matrix ™ as the front end to their own software solutions. In addition, we work with Microsoft and Cognos both as technical partners and to develop market opportunities. We will rely on the well-established Microsoft partner channel to reach the mass Microsoft market.

The territory where most potential clients reside is expected to be in the U.S. In addition to the partners and resellers described above, six individuals within the company are focused primarily on sales efforts.

We anticipate that the main expense factors for continuing marketing efforts will be for:

- Direct marketing to potential customers
- Participation in trade shows
- Travel and living expense
- Preparation of collateral material to support sales and distribution efforts
- Training and support of resellers

Our Competition and Product Differentiation

We are focused on a broad market of information workers who demand ease-of-use, independence from the IT department and a range of BI capabilities.

Matrix ™ represents a class of BI product that was designed to provide both an optimal end-user experience and positive ROI for customers. It is differentiated in a number of ways.

All key functional modules in a single product — Matrix ™ encompasses dashboarding, analysis, scorecarding, reporting, annotation, collaboration and wireless alerting.

Flexibility — Matrix ™ provides the end-user the ability to customize their application.

User independence and ease-of-use — Matrix ™ allows end-users to design enriched and personalized dashboards without the need to rely on the IT department or specialized report authors.

Enriched user experience — Matrix ™ provides the end-user with interactivity and visual impact.

Support for multiple platforms — A single Matrix ™ dashboard can integrate with Microsoft SQL Server/Analysis Services, Microsoft Reporting Services, Microsoft SharePoint portal, Cognos data sources and other relational data sources.

We compete in the business intelligence software sector. This is a large segment of the software market and encompasses a wide range of information reporting tools and many intensely competitive players. Potential competitive products fall into a variety of classes including, spreadsheets, report writers, multidimensional analysis (OLAP) tools, dashboards, scorecards, events and alert notification tools, and statistical and advanced analytics tools.

The market is intensely competitive, highly fragmented and characterized by rapidly evolving technologies and market requirements. Our competitors may better anticipate market opportunities, deliver new products that more adequately address the needs of customers, and implement more effective marketing and business strategies. Increased competition may cause price reductions or a loss of market share, either of which could have a material adverse effect on our business, results of operations and financial condition.

Blink Logic competes in a variety of markets against both very large established vendors who target corporate customers with a full range of capabilities, and a growing number of newer class competitors who target narrower market segments with more specialized requirements.

The large, diversified vendors include Cognos, Business Objects, Microsoft, Oracle, Microstrategy, SAS, and Information Builders. These vendors provide a wide range of capable business intelligence products that are competitive with Blink Logic. All of these competitors have much more extensive product development, customer support, custom services, marketing, and sales and distribution capabilities than Blink Logic. Consequently, any competitive advantages Blink Logic may have at any time with a customer or in a market segment is constantly under threat and may not be sustainable. In addition, these competitors have large installed bases and well established relationships with many of our targeted customers and partners. Penetrating accounts where business intelligence tools are already deployed, or where a relationship exists with an established vendor is especially difficult for Blink Logic.

The newer class of smaller business intelligence players include companies such as Panorama Software, Dundas Software, Corda Technologies, LucidEra, SeaTab, iDashboards, and Targit. These vendors, though much smaller than the large diversified vendors described above, often have very strong specialized capabilities in areas where the larger vendors may not be as strong. Many of these vendors target the same market space with capabilities and a value proposition that are similar to what Blink Logic has to offer. In addition many of these vendors have significantly greater resources to address new technical and market opportunities as they arise.

Economic Dependence on a Few Major Customers

For the year ended December 31, 2006, four customers accounted for 83% of our revenues. A small customer base is expected to account for a significant portion of our revenues until our products receive wider market recognition through efforts of our sales representatives and resellers. For the nine months ended September 30, 2007, four customers accounted for 68% of our revenues.

Research and Development

We spent the following amounts during the periods mentioned on research and development activities prior to the recovery of related tax credits from various levels of government:

Twelve Months Ended December 31, 2006	Twelve Months Ended December 31, 2005
$ 542,927	$ 273,428

None of these expenses were borne directly by customers. During 2006, we spent approximately 9,800 hours (2005 – approximately 7,800 hours) on research and development activities.

28

Intellectual Property Protection

We rely on trade secrets, reseller agreements and confidentiality agreements. We claim copyright in specific software products and various elements of the core technology. In addition, we claim the rights to certain trade names and trademarks. However, we have not registered trademarks, patents or copyrights in any jurisdiction to cover specific products described herein or any of the core technology. We believe, but we cannot assure, that our technology and its implementation may be eligible for patent protection.

We cannot assure that we will be able to obtain or maintain protection of our intellectual property. We also cannot assure that our technology does not infringe upon the intellectual property rights of others. In the event that we are unable to obtain the foregoing protection or our technology infringes intellectual property rights of others, our business and results of operations could be materially and adversely affected. For more information please see "Risk Factors" above.

Employees

As of October 18, 2007, we had 20 personnel including 5 executive officers (2 primarily responsible for sales and marketing, 2 in administration and 1 in technical development), 5 software developers and programmers, 2 in sales field support, 5 in direct sales and 3 in marketing. Our personnel are primarily located in Mill Valley, California and Ottawa, Canada. In addition, we engage technical consultants and independent contractors to provide specific advice or to perform certain administrative or technical functions as required.

DESCRIPTION OF PROPERTY

Our head office is located at 1038 Redwood Highway, Suite 100A, Mill Valley, CA, 94941. Our Canadian office is located at 1 Hines Road, Suite 202, Ottawa, Ontario, Canada, K2K 3C7. Our U.S. office is leased from a non-affiliated party based on a lease agreement for 270 sq. ft. of space until July 31, 2008. The monthly rent is $800. Our Canadian office is leased from a non-affiliated party based on a sublease agreement for 5,692 sq. ft. of space until December 31, 2007. Monthly rent is C$9,282.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of the members of our Board of Directors and our executive officers and the positions held by each. There are no family relationships among any of our Directors and Executive Officers

Name	Age	Position
Edward Munden	56	Director and Chairman of the Board
David Morris	38	Director, President and Chief Executive Officer
Larry Bruce	49	Chief Financial Officer, Secretary & Treasurer

Edward Munden   Edward Munden was appointed Director, Chairman, President and Chief Executive Officer in October 2003. Mr. Munden resigned as President and Chief Executive Officer in July 2007. He is a Director of Capital House Corporation ("Capital House"), which he co-founded in February 1989. In 1994, Mr. Munden co-founded DevX Energy, Inc. ("DevX") as a Dallas based independent NASDAQ-traded public energy company engaged in the exploration, development and acquisition of oil and natural gas properties. Mr. Munden held senior level positions with DevX including Director, Chairman, President and CEO until August 2001. Prior to his involvement with the Company, Capital House and DevX, Mr. Munden held positions in the mining industry with Eldorado Nuclear Limited from 1980 to 1989, the manufacturing industry with Proctor and Gamble Company of Canada from 1978 to 1980, and the oil and natural gas industry with Union Oil of Canada Limited from 1974 to 1976. Mr. Munden is also a director of two mineral exploration companies; Mustang Minerals Corporation whose shares are traded on the TSX Venture Exchange in Canada and Aquila Resources Inc. (formerly known as JML Resources Limited) whose shares are traded on the TSE in Canada. Mr. Munden is a professional engineer and holds a Bachelor of Science degree in Engineering and a Masters of Business Administration from Queens University in Kingston, Canada.

David Morris David Morris was appointed our President and Chief Executive Officer in July 2007.   In his 15 year investment banking and fund management career, Mr. Morris has actively invested in numerous early stage technology companies. In addition, he has had executive responsibility for sales in several companies. From 2004 to present, he served as CEO and Founder of Aodmorris & Associates Consulting, a consulting company for financial services and technology companies. From 2006 through 2007, he was Vice President of the Capital Markets Division of Brandintel, where he was charged with the responsibility of designing and launching new Internet technology and research for hedge fund managers; creating vision, strategy planning and managing sales efforts that lead to increased profitability. From 2002 through 2004, he was the Vice President of Corporate Sales and President of International Affairs for Excambria Corp., an Internet travel technology company. Mr. Morris has also held senior staff positions at Bear-Stearns, Morris Investment Management, Bluestone Merchant Bank and Prudential Services.

Larry Bruce With the exception of the period from September 30, 2005 to February 3, 2006, Mr. Bruce has been with Blink Logic since 2000. Prior to joining Blink Logic, Mr. Bruce was Vice President Finance for Tartan Land Corporation and Tartan Homes from 1990 to 2000.   He was Controller for Tartan Group from 1989 to 1990. Mr. Bruce was also a manager in the Entrepreneurial Services Group of Ernst & Young from 1988 to 1989 and had various staff positions with Ernst & Young in both the Ottawa and Toronto offices from 1981 to 1984 and 1987 to 1988. Mr. Bruce is a Canadian Chartered Accountant, Canadian Certified Management Accountant and Certified Public Accountant (Illinois) and holds a B.B.A. (Hons.) from Bishop's University.

There are no family relationships among any of our Directors and Executive Officers. Except as described below, our Board of Directors does not receive payment for their participation on our board although we do reimburse them for their expenses incurred in attending our meetings.

Code of Ethics

We have not yet adopted a code of ethics policy because of the early stages of operations. We intend to adopt a code of ethics policy in the future.

Director Compensation

The following table provides a summary of Director compensation for the year ended December 31, 2006. Mr. Munden was not separately compensated for being a Director of the Company.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Carter, Don (2)	0	0	$4,025	0	0	0	$4,025
Parkinson, Thomas (1)	0	0	$7,360	0	0	0	$7,360

(1) Mr. Parkinson resigned as a Director on April 26, 2006 and forfeited 50,000 stock options granted in 2006 and 100,000 stock options granted in prior years. Mr. Parkinson holds no stock options at December 31, 2006.
(2) At December 31, 2006, Mr. Carter held 50,000 stock options to purchase 50,000 shares of our common stock. These options were granted during 2006. 20,000 vested on January 31, 2006 and expire on January 31, 2010. 15,000 vest on January 31, 2007 and expire on January 31, 2011. The balance of 15,000 vest on January 31, 2008 and expire on January 31, 2012. Mr. Carter resigned as a Director on October 4, 2007 and forfeited 50,000 stock options granted in 2006.

David Morris was appointed as a Director on August 24, 2007. Craig Harper was appointed as a Director on October 5, 2007 and resigned on November 12, 2007.

Directors who are also executive officers are not compensated for acting in their capacity as directors. Effective October 1, 2007, Mr. Munden will be paid $60,000 per annum for his services as Chairman of the Board. Non-executive Directors may be awarded options or warrants to purchase common shares in the Company. As at December 31, 2006, our two Directors (Mr. Munden and Mr. Carter) held a total of 800,000 stock options. As at October 18, 2007, our three Directors (Mr. Munden, Mr. Morris and Mr. Harper) held a total of 11,840,589 stock options and warrants. Directors are reimbursed for their accountable expenses incurred in attending meetings and conducting their duties.

Employment Agreements

There is currently an employment agreement in place with David Morris. There are no employment agreements with our other executive officers.

Employee Benefit Plans

The Company currently has an employee benefit plan for employees in Canada covering health, dental, vision care, life insurance and long-term disability. The Company is currently implementing a similar plan for staff in the U.S.


EXECUTIVE COMPENSATION


The following table shows all the cash compensation paid or to be paid by us or our subsidiaries, as well as certain other compensation paid or accrued, during the fiscal years indicated to the officers listed below. There were no other executive officers whose total annual salary and bonus exceeded $100,000 in all capacities in which the person served .


Summary Compensation Table


(a)	(b)	(c)	(d)	(e)	(f)	(g) Non-equity Incentive Plan	(h) Nonqualified Deferred	(i) All Other	(j)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Compensation ($)	Compensation ($)	Compensation ($)	Total ($)
Munden, Edward Director,	2006	$79,474	0	0	$59,007	0	0	0	$138,481
Chairman, President and	2005	$74,333	0	0	0	0	0	0	$74,333
Chief Executive Officer									
Bartakovich, Denes, Chief	2006	$131,028	0	0	$59,007	0	0	0	$190,035
Operating Officer and	2005	$99,240	$12,786	0	0	0	0	0	$112,026
Executive VP									
Poole, Robert, Senior VP	2006	$131,028	0	0	$59,007	0	0	0	$190,035
Business Development and	2005	$99,240	$12,786	0	0	0	0	0	$112,026
Sales									

The following table sets forth information with respect to those executive officers listed above, concerning outstanding equity awards at December 31, 2006:


Outstanding Equity Awards at Fiscal Year-End


			Option Awards		
(a)	(b)	(c)	(d)	(e)	(f)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Munden, Edward	167,000	0	0	$0.51	June 14, 2010
	167,000	0	0	$0.51	June 14, 2011
	0	166,000 (1)	0	$0.51	June 14, 2012
	0	85,000 (2)	0	$0.25	January 31, 2011
	0	85,000 (3)	0	$0.25	January 31, 2012
	0	80,000 (4)	0	$0.25	January 31, 2013
Bartakovich, Denes	167,000	0	0	$0.51	June 14, 2010
	167,000	0	0	$0.51	June 14, 2011
	0	166,000 (1)	0	$0.51	June 14, 2012
	0	85,000 (2)	0	$0.25	January 31, 2011
	0	85,000 (3)	0	$0.25	January 31, 2012
	0	80,000 (4	0	$0.25	January 31, 2013
Poole, Robert	167,000	0	0	$0.51	June 14, 2010
	167,000	0	0	$0.51	June 14, 2011
	0	166,000 (1)	0	$0.51	June 14, 2012
	0	85,000 (2)	0	$0.25	January 31, 2011
	0	85,000 (3)	0	$0.25	January 31, 2012
	0	80,000 (4)	0	$0.25	January 31, 2013

(1) Vest on June 14, 2007
(2) Vest on January 31, 2007
(3) Vest on January 31, 2008
(4) Vest on January 31, 2009

LEGAL PROCEEDINGS

From time to time we may be a defendant and plaintiff in various legal proceedings arising in the normal course of our business. We are currently not a party to any material pending legal proceedings or government actions, including any bankruptcy, receivership, or similar proceedings. In addition, management is not aware of any known litigation or liabilities involving the operators of our properties that could affect our operations. Should any liabilities be incurred in the future, they will be accrued based on management's best estimate of the potential loss. As such, there is no adverse effect on our consolidated financial position, results of operations or cash flow at this time. Furthermore, Management of the Company does not believe that there are any proceedings to which any director, officer, or affiliate of the Company, any owner of record of the beneficially or more than five percent of the common stock of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or has a material interest adverse to the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of October 18, 2007, by (i) each director, (ii) each executive officer, (iii) all directors and executive officers as a group, and (iv) each person who beneficially owns more than five percent of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC. The percentage ownership of each beneficial owner is based on 45,997,224 outstanding shares of common stock. Except as indicated, each person listed below has sole voting and investment power with respect to the shares set forth opposite such person's name.

Name and Title of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage Ownership
Edward Munden 30 Metcalfe Street, Suite 620 Ottawa, Ontario, K1P 5L4	6,423,000 (2,4)	12.3%
David Morris 955 Via Casitas Greenbrae, CA, 94094	4,005,000(2,3,10)	8.0%
Craig Harper 475 Boyton Avenue Berkeley, CA, 94707	1,000,000(2,3,11)	2.1%
Robert Lendvai 1103 Royal York Road Toronto, Ontario, M8X 2G8	153,594(3,12)	0.3%
Denes Bartakovich 92 Blackshire Circle Ottawa, Ontario, K2J 3M5	2,802,483(3,7)	5.7%
Larry Bruce 75 Stinson Avenue Nepean, Ontario, K2H 6N6	960,613(3,5)	2.1%
Don Carter 37 Marble Arch Crescent Nepean, Ontario, K2G 5S7	1,151,617(6, 9)	2.4%
Robert Poole 941 Black Road Oxford Station, Ontario K0G1T0	2,488,953(3,8)	5.1%

Dean Delis 2929 Campus, Suite 175 San Mateo, CA, 94403	4,567,308	9.9%
The Del Mar Consulting Group, Inc. and affiliates 2455 El Amigo Road Del Mar, CA, 92014	2,542,963	5.5%
All executive officers and Directors as a group	18,985,260	29.2%

Notes:

1. Based on 45,997,224 shares of common stock issued and outstanding as at October 18, 2007 and includes for each person, the shares issuable upon exercise of options and warrants within 60 days of October 18, 2007.
2. Director.
3. Executive Officer.
4. Includes 94,301 shares of common stock held by spouse and 3,738,110 shares of common stock held by a corporation controlled by Mr. Munden. A corporation controlled by Mr. Munden also holds 2,590,589 warrants to purchase common stock with exercise prices ranging from $0.15 to $0.51 per share and expiry dates up to September 30, 2011.
5. Includes 505,000 options and warrants to purchase common stock and 240,000 shares of common stock held by family members. Mr. Bruce holds an additional 165,000 options to purchase common stock at an exercise price of $0.25 per share that vest from January 31, 2008 to January 31, 2009 and expire at various dates up to January 31, 2013. In addition, Mr. Bruce holds 2,000,000 warrants with an exercise price of $0.30 per share which vest from December 31, 2007 to December 31, 2008 and expire on September 30, 2011.
6. Includes 757,173 shares of common stock held by a family trust and 26,861 warrants to purchase shares of common stock at $0.30 per share until December 31, 2010.
7. Includes 1,917,483 shares held by a family trust, 585,000 options to purchase common stock and 300,000 warrants. Mr. Bartakovich holds an additional 165,000 options to purchase common stock that vest from June 14, 2008 to January 31, 2009. As of December 12, 2007, Mr. Bartakovich is not an Executive Officer of the Company. Mr. Bartakovich remains an employee of the Company.
8. Includes 1,903,953 shares held by a family trust and 585,000 options to purchase common stock. Mr. Poole holds an additional 165,000 options to purchase common stock that vest from June 14, 2008 to January 31, 2009. Mr. Poole's employment ended on November 20, 2007.
9. Resigned as a Director and Executive Officer on October 4, 2007.
10. Includes 505,000 shares of common stock and 3,500,000 warrants with exercise prices ranging from $0.10 per share to $0.20 per share and expiry dates up to July 25, 2011. In addition, Mr. Morris holds 2,750,000 stock options and warrants with exercise prices ranging from $0.20 to $0.30 per share which vest from July 25, 2008 to July 25, 2010 and expire at various dates up to July 25, 2014.
11. Includes 1,000,000 warrants with an exercise price of $0.25 per share expiring on July 31, 2011. In addition, Mr. Harper holds 2,000,000 warrants with an exercise price of $0.30 per share which vest from December 31, 2007 to December 31, 2008 and expire at various dates up to September 30, 2011. Mr. Harper resigned as Director and Executive Officer on November 12, 2007.
12. Includes 153,594 shares of common stock. In addition, Mr. Lendvai holds 3,000,000 warrants with exercise prices ranging from $0.25 to $0.30 per share which vest from December 31, 2007 to December 31, 2008 and expire at various dates up to September 30, 2011. Mr. Lendvai resigned as an Executive Officer on December 5, 2007.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue up to 300,000,000 shares of common stock with a par value of $0.001 per share. As of the date of this prospectus, there are 45,997,224 shares of common stock issued and outstanding.

The holders of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any. Holders of common stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of common stock have no preemptive, conversion or other rights to subscribe for shares. There are no redemption or sinking fund provisions applicable to the common stock. Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available therefor. The outstanding common stock is, and the common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and non-assessable.

We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Transfer Agent

The Company's transfer agent and registrar is Computershare Trust Co., Inc. 350 Indiana Street, Suite 800, Golden, CO 80401. The telephone number 303-262-0600.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our articles of incorporation provide that no director or officer shall be personally liable for damages for breach of fiduciary duty for any act or omission unless such acts or omissions involve intentional misconduct, fraud, knowing violation of law, or payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

Our bylaws provide that we shall indemnify any and all of our present or former directors and officers, or any person who may have served at our request as director or officer of another corporation in which we own stock or of which we are a creditor, for expenses actually and necessarily incurred in connection with the defense of any action, except where such officer or director is adjudged to be liable for negligence or misconduct in performance of duty. To the extent that a director has been successful in defense of any proceeding, the Nevada Revised Statutes provide that he shall be indemnified against reasonable expenses incurred in connection therewith.

To the extent that indemnification may be available to our directors and officers for liabilities arising under the Securities Act of 1933, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and therefore unenforceable. If a claim for indemnification against such liabilities—other than our paying expenses incurred by one of our directors or officers in the successful defense of any action, suit or proceeding—is asserted by one of our directors or officers in connection with the securities being registered in this offering, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by us is against public policy as expressed in the Act, and we will be governed by the final adjudication of such issue.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND CORPORATE GOVERNANCE

Certain transactions with Capital House Corporation, Nexxt Capital Corp., Edward Munden and Don Carter:

Under the terms of a 10% promissory note for cash advances made to us prior to 2004, we were indebted to Capital House Corporation (the "Lender") for $555,800 at December 31, 2005 including accrued interest of $83,573. In accordance with the terms of a Memorandum of Agreement dated February 21, 2003 (the "Memorandum"), the Lender had a right to convert all amounts of principal and interest pursuant to this promissory note into 4,309,302 common shares of the Company. In addition, the Memorandum provided the Lender with certain rights related to management and direction of the Company as long as at least $100,000 Canadian of principal and interest was outstanding pursuant to the promissory note. On January 24, 2006, the Lender assigned $183,839 of this promissory note and accrued interest to a director of the Company and a corporation controlled by a director of the Company and assigned the balance of the promissory note and accrued interest of $377,024 to unrelated parties. Subsequent to the assignment of the promissory note and accrued interest, the director and the corporation controlled by a director of the Company converted the $183,839 to 1,412,504 common shares of the Company and the unrelated parties converted the $377,024 to 2,896,798 common shares of the Company.

In addition, we were indebted to the Lender for $41,624 at December 31, 2005 including accrued interest of $351 pursuant to 10% promissory notes for cash advances made to us in 2005. No payments of principal or interest were made on these notes in 2006. On April 19, 2006, the terms of these promissory notes were modified by waiving the repayment and security provisions related to specific customer invoices. As consideration for the modification, we agreed to permit the Lender, at it's option, to convert the promissory notes and accrued interest into shares of common stock of the Company at a price of $0.20 per share plus a warrant for the purchase of the number of shares received by the lender on conversion. The warrants are exercisable at $0.30 per share and expire on December 31, 2010.

During 2006, we received additional cash consideration of $143,828 from the Lender in exchange for the issuance of 10% promissory notes. No payments of principal or interest were made on these notes in 2006. The promissory notes and accrued interest are convertible, at the option of the Lender, into shares of common stock of the Company at a price of $0.10 per share plus a warrant for the purchase of the number of shares equal to 50% of the number of shares received by the lender on conversion. The warrant is exercisable at $0.30 per share and expires on December 31, 2010.

At December 31, 2006, we were indebted to the Lender in the amount of $188,449 (C$210,500) including accrued interest of $7,824 (C$9,118).

During the nine months ended September 30, 2007, the Lender advanced $58,708 (C$68,000) to the Company.

On August 29, 2007, the Lender assigned C$197,500 of the promissory notes together with accrued interest to Nexxt Capital Corp., a corporation controlled by Mr. Munden, a Director of the Company. On the same date, the Lender assigned a $12,741 promissory note to Nexxt Capital Corp. and a C$5,000 promissory note together with accrued interest to Don Carter, a Director of the Company at that time.

On September 28, 2007, Nexxt Capital Corp. converted the C$197,500 of promissory notes and the $12,741 promissory notes together with accrued interest into 2,065,302 shares of our common stock and warrants to purchase 1,153,507 shares of our common stock at $0.30 per share until December 31, 2010. On the same date, Mr. Carter converted the C$5,000 promissory note and accrued interest into 53,723 shares of our common stock and a warrant to purchase 26,861 shares of our common stock at $0.30 per share until December 31, 2010.

On September 28, 2007, the Lender or assignees converted C$62,000 of promissory notes and accrued interest into 643,130 shares of our common stock and warrants to purchase 342,222 shares of our common stock at $0.30 per share until December 31, 2010.

On August 29, 2007, Synergistic Affiliates Inc., an unrelated party, assigned $55,000 of promissory notes and accrued interest to Nexxt Capital Corp. On September 28, 2007, Nexxt Capital Corp. converted the notes and accrued interest into 574,164 shares of our common stock and warrants to purchase 287,082 shares of our common stock at $0.30 per share until December 31, 2010.

Board Determination of Independence

Mr. Munden is "independent" as that term is defined under the National Association of Securities Dealers Automated Quotations system.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for Blink Logic Inc. by Sichenzia Ross Friedman Ference LLP, 61 Broadway, 32 nd Floor, New York, New York 10006.

EXPERTS

Our financial statements as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in stockholders' deficiency and comprehensive loss and cash flows for the years ended December 31, 2006 and 2005 appearing in this prospectus and registration statement have been audited by KPMG LLP, independent registered public accountants, as set forth on their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2, which includes exhibits, schedules and amendments, under the Securities Act, with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the Securities and Exchange Commission. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as our other reports filed with the Securities and Exchange Commission, can be inspected and copied at the Securities and Exchange Commission's public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a web site at http://www.sec.gov, which contains the Form SB-2 and other reports, proxy and information statements and information regarding issuers that file electronically with the Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements for the Years ended December 31, 2006 and 2005

Unaudited Financial Statements for the Three and Nine Month Periods ended September 30, 2007 and 2006.

Consolidated Financial Statements of

DATAJUNGLE SOFTWARE INC.

Years ended December 31, 2006 and 2005



KPMG LLP
Chartered Accountants
Suite 2000
160 Elgin Street
Ottawa, ON K2P 2P8
Canada

Telephone (613) 212-KPMG (5764)
Fax   (613) 212-2896
Internet   www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

DataJungle Software Inc.

We have audited the accompanying consolidated balance sheets of DataJungle Software Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' deficiency and comprehensive loss and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DataJungle Software Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has negative working capital at December 31, 2006 and has incurred recurring losses, as well as recurring negative cash flow from operating activities. The Company has an accumulated deficit which results in a deficiency in stockholders' equity. Its economic viability is dependent on its ability to generate additional sales and finance operational expenses which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 2 to the consolidated financial statements, in 2006 the Company changed its method of accounting for share-based payments.

KPMG LLP

Chartered Accountants

Ottawa, Canada
March 29, 2007

DATAJUNGLE SOFTWARE INC.

Consolidated Balance Sheets

December 31, 2006 and 2005
(In U.S. dollars)

	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 23,157	$ 85,802
Accounts receivable (note 3)	105,131	183,622
Investment tax credits receivable	127,792	76,435
Contracts-in-process	-	5,677
Prepaid expenses (notes 7(e) and 9(b))	237,185	249,126
	493,265	600,662
Deferred consulting services (note 9(b))	-	478,322
Property and equipment (note 4)	4,550	7,970
	$ 497,815	$ 1,086,954
Liabilities and Stockholders' Deficiency		
Current liabilities:		
Accounts payable (note 5)	$ 237,463	$ 183,871
Accrued liabilities (note 6)	474,157	420,591
Promissory notes payable (note 7)	112,620	788,460
Promissory notes payable to a related party (note 8)	180,625	513,500
Deferred revenue	39,044	34,284
	1,043,909	1,940,706
Stockholders' deficiency (note 9):		
Preferred stock, $0.001 par value. Authorized 10,000,000 shares; issued and outstanding Nil shares at December 31, 2006 and December 31, 2005	–	–
Common stock, $0.001 par value. Authorized 300,000,000; issued and outstanding 30,730,549 shares at December 31, 2006 and 17,650,340 shares at December 31, 2005	30,731	17,651
Common stock to be issued for services and other obligations (notes 7(e) and 9(a))	29,050	31,000
Additional paid-in capital	6,683,592	3,254,619
Accumulated other comprehensive loss	(201,925)	(213,759)
Deficit	(7,087,542)	(3,943,263)
	(546,094)	(853,752)
Basis of presentation (note 2(a))		
Guarantees and commitments (note 13)		
Subsequent events (note 18)		
	$ 497,815	$ 1,086,954

See accompanying notes to consolidated financial statements.

DATAJUNGLE SOFTWARE INC.

Consolidated Statements of Operations

For the years ended December 31, 2006 and 2005
(In U.S. dollars)

	2006	2005
Revenues:		
Products	$ 82,706	$ 314,599
Services	418,532	273,610
	501,238	588,209
Cost of revenues:		
Cost of products	7,990	5,162
Cost of services	106,562	45,473
	114,552	50,635
Gross profit	386,686	537,574
Expenses:		
General and administrative	1,351,538	850,831
Research and development (note 10)	490,364	242,188
Sales and marketing	591,244	465,230
Depreciation of property and equipment	7,573	13,773
	2,440,719	1,572,022
	(2,054,033)	(1,034,448)
Other expenses:		
Interest expense	(526,792)	(61,251)
Loss on extinguishment of debt (notes 7(a) and 7(c))	(508,486)	-
Loss on modification of debt (note 8(b))	(42,257)	-
Foreign exchange loss	(12,711)	(9,964)
	(1,090,246)	(71,215)
Net loss	$(3,144,279)	$(1,105,663)
Loss per common share - basic and diluted (note 12)	$ (0.11)	$ (0.06)
Weighted average common shares outstanding	27,441,456	17,389,394

See accompanying notes to consolidated financial statements.

DATAJUNGLE SOFTWARE INC.
Consolidated Statements of Changes in Stockholders' Deficiency and Comprehensive Loss

For the years ended December 31, 2006 and 2005
(In U.S. dollars)

	Number	Common stock amount	Share subscriptions received	Common stock to be issued for services	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total
Balances at December 31, 2004	17,281,173	$ 17,281	$ 35,000	$ –	$ 2,122,346	$ (2,837,600)	$ (183,180)	$ (846,153)
Issued at $0.30 per share for subscriptions received in prior year (note 9(a))	116,667	117	(35,000)	–	34,883	–	–	–
Issued for cash at $0.30 per share (note 9(a))	50,000	50	–	–	14,950		–	15,000
Issued at $0.63 per share for services (notes 9(a) and 9(b))	200,000	200	–	–	125,800		–	126,000
Issued at $0.30 per share for services (note 9(a))	2,500	3	–	–	747		–	750
Recovery of share issuance costs (note 9(a))	–	–	–	–	1,184	–	–	1,184
Issuance of 200,000 Series A warrants (note 9(b))	–	–	–	–	114,677	–	–	114,677
Issuance of 1,500,000 Series A warrants (note 9(b))	–	–	–	–	982,198	–	–	982,198
100,000 common shares to be issued for services (note 9(a))	–	–	–	31,000	–	–	–	31,000
Stock options issued to employees and modification of options issued to employees (note 9(c))	–	–	–	–	(180,076)	–	–	(180,076)
Intrinsic value of beneficial conversion feature on promissory notes payable (note 7(c))	–	–	–	–	37,910	–	–	37,910
Comprehensive loss:								
Net loss	–	–	–	–	–	(1,105,663)	–	(1,105,663)
Currency translation adjustment	–	–	–	–	–	–	(30,579)	(30,579)
Comprehensive loss								(1,136,242)
Balances at December 31, 2005	17,650,340	$ 17,651	$ –	$ 31,000	$3,254,619	$ (3,943,263)	$ (213,759)	$ (853,752)

See accompanying notes to consolidated financial statements.

DATAJUNGLE SOFTWARE INC.

Consolidated Statements of Changes in Stockholders' Deficiency and Comprehensive Loss

For the years ended December 31, 2006 and 2005
(In U.S. dollars)

	Number	Common stock amount	Share subscriptions received	Common stock to be issued for services	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total
Balances at December 31, 2005	17,650,340	$ 17,651	$ –	$ 31,000	$3,254,619	$ (3,943,263)	$ (213,759)	$ (853,752)
Cancellation of common stock for services (note 9(a))	–	–	–	(31,000)	31,000		–	–
Issued on conversion of promissory notes (note 8(a))	4,309,302	4,309	–	–	556,554	–	–	560,863
Issued on conversion of promissory notes (note 7(a))	2,973,167	2,973	–	–	740,319		–	743,292
Issued on conversion of promissory notes (note 7(g))	1,265,753	1,266	–	–	251,885	–	–	253,151
Issued on conversion of promissory notes (note 7(c))	417,836	418	–	–	83,149		–	83,567
Issued on conversion of promissory notes (note 7(f))	559,151	559	–	–	55,356		–	55,915
Issued for services (notes 9(a) and 9(b))	1,500,000	1,500	–	–	298,500	–	–	300,000
Issued on cancellation of consulting agreement (note 9(b)	305,000	305	–	–	66,795	–	–	67,100
Cancellation of consulting agreement (note 9(b))	–	–	–	–	(67,100)	–	–	(67,100)
Issued for cash at $0.10 per share (note 9(a))	1,750,000	1,750	–	–	173,250	–	–	175,000
155,000 warrants to be issued for services (note 9(b))	–	–	–	–	22,574	–	–	22,574
Loss on extinguishment of debt (note 7(a))	–	–	–	–	440,180	–	–	440,180
Loss on extinguishment of debt (note 7(c))	–	–	–	–	68,306	–	–	68,306
Loss on modification of debt (note 8(b))	–	–	–	–	42,257	–	–	42,257
Share issuance costs (note 9(a))	–	–	–	–	(450)	–	–	(450)
Stock options issued to employees (note 9(c))	–	–	–	–	200,543	–	–	200,543

See accompanying notes to consolidated financial statements.

DATAJUNGLE SOFTWARE INC.
Consolidated Statements of Changes in Stockholders' Deficiency and Comprehensive Loss

For the years ended December 31, 2006 and 2005
(In U.S. dollars)

	Number	Common stock amount	Share subscriptions received	Common stock to be issued for services	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total
Intrinsic value of beneficial conversion feature on promissory notes payable (note 7(g))	–	–	–	–	249,053	–	–	249,053
Intrinsic value of beneficial conversion feature on promissory notes payable (note 7(f))	–	–	–	–	55,000	–	–	55,000
Intrinsic value of beneficial conversion feature on promissory notes payable (note 8(c))	–	–	–	–	143,828	–	–	143,828
Intrinsic value of beneficial conversion feature on promissory notes payable (note 7(d))	–	–	–	–	17,974	–	–	17,974
100,000 common shares to be issued pursuant to a financing agreement (note 7(e))	–	–	–	13,940	–	–	–	13,940
33,333 common shares to be issued for services (note 9(b))	–	–	–	6,667	–	–	–	6,667
42,214 common shares to be issued for services (note 9(b))	–	–	–	8,443	–	–	–	8,443
Comprehensive loss:								
Net loss	–	–	–	–	–	(3,144,279)	–	(3,144,279)
Currency translation adjustment	–	–	–	–	–	–	11,834	11,834
Comprehensive loss								(3,132,445)
Balances at December 31, 2006	30,730,549	$ 30,731	$ –	$ 29,050	$6,683,592	$ (7,087,542)	$ (201,925)	$ (546,09

See accompanying notes to consolidated financial statements.

DATAJUNGLE SOFTWARE INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2006 and 2005
(In U.S. dollars)

	2006	2005
Cash flows from operating activities:		
Net loss	$ (3,144,279)	$(1,105,663)
Items not involving cash:		
Depreciation of property and equipment	7,573	13,773
Interest expense	526,370	59,235
Compensation expense (recovery)	200,543	(180,076)
Consulting fees	844,891	511,105
Financing fees	18,811	-
Loss on extinguishment of debt	508,486	-
Loss on modification of debt	42,257	-
Change in non-cash operating working capital (note 16)	286,682	113,135
Net cash used in operating activities	(708,666)	(588,491)
Cash flows from investing activities:		
Purchase of property and equipment	(4,065)	(6,503)
Net cash used in investing activities	(4,065)	(6,503)
Cash flows from financing activities:		
Net proceeds from promissory notes payable	372,700	688,370
Payments of promissory notes payable	(45,988)	(58,000)
Proceeds from promissory notes payable to a related party	143,828	94,867
Payments of promissory notes payable to a related party	-	(53,745)
Issuance of common stock for cash	175,000	15,000
Deposit paid to financing consultant	(6,589)	-
Share issuance costs	(450)	(300)
Net cash provided by financing activities	638,501	686,192
Effects of exchange rates on cash and cash equivalents	11,585	(15,452)
Net increase (decrease) in cash and cash equivalents	(62,645)	75,746
Cash and cash equivalents, beginning of year	85,802	10,056
Cash and cash equivalents, end of year	$ 23,157	$ 85,802
Supplemental cash flow information:		
Interest paid	$ 625	$ 2,016

See accompanying notes to consolidated financial statements.

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2006 and 2005
(In U.S. dollars)

1. **General:**

DataJungle Software Inc. (the "Company") was incorporated in the State of Washington on June 5, 1968 as Quad Metals Corporation ("Quad"). Quad became a Nevada incorporated company on December 11, 2002 when it merged with it's wholly owned subsidiary. The Company was renamed to DataJungle Software Inc. on November 18, 2003. The Company develops and markets a web-based front-end dashboard software product for leading business intelligence platforms. The product allows an end-user to create highly visual and interactive dashboard views on top of their existing databases and data cubes without significant involvement from specialized software programmers.

2. **Summary of significant accounting policies:**

(a) Basis of presentation:

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and include the accounts of DataJungle Software Inc. and its wholly-owned subsidiary, DataJungle Ltd. All significant intercompany balances and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has minimal revenues, negative working capital of $550,644 as at December 31, 2006, and has incurred a loss of $3,144,279 and negative cash flow from operations of $708,666 for the year then ended. As of December 31, 2006, the Company has an accumulated deficit of $7,087,542 which results in a stockholders' deficiency of $546,094. In addition, the Company expects to continue to incur operating losses for the foreseeable future and has no lines of credit or other financing facilities in place. To date, the Company has been able to finance its operations on a month-to-month basis from investors who recognize the advancement of the Company's activities.

All of the factors above raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to address these issues include raising capital through the private placement of equity and renegotiating the repayment terms of accounts payable, accrued liabilities and promissory notes payable. The Company's ability to continue as a going concern is subject to management's ability to successfully implement the above plans. Failure to implement these plans could have a material adverse effect on the Company's financial position and or results of operations and may result in ceasing operations. The consolidated financial statements do not include adjustments that would be required if the going concern assumption was not appropriate and consequently that the assets are not realized and the liabilities settled in the normal course of operations.

44

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 2

Years ended December 31, 2006 and 2005
(In U.S. dollars)

2. **Summary of significant accounting policies (continued):**

   (a) Basis of presentation (continued):

   Even if successful in obtaining financing in the near term, the Company cannot be certain that cash generated from its future operations will be sufficient to satisfy its liquidity requirements in the longer term and it may need to continue to raise capital by selling additional equity or by obtaining credit facilities. The Company's future capital requirements will depend on many factors, including, but not limited to, the market acceptance of its products, the level of its promotional activities and advertising required to generate product sales. No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favourable to the Company.

   (b) Use of estimates:

   The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

   Significant management estimates include assumptions used in assessing the recoverability of accounts receivable, calculating share-based compensation and estimating investment tax credits receivable. Receipt of investment tax credits is dependent on review and acceptance of the eligibility of expenditures by taxing authorities in Canada.

   (c) Comprehensive loss:

   Comprehensive loss includes the net loss and other comprehensive loss ("OCL"). OCL refers to changes in net assets from transactions and other events and circumstances other than transactions with stockholders. These changes are recorded directly as a separate component of stockholders' deficiency and excluded from net loss. The only comprehensive loss item for the Company relates to foreign currency translation adjustments pertaining to the translation of the financial statements of the Company's subsidiary, from Canadian dollars, the functional currency of the subsidiary, to U.S. dollars, the reporting and functional currency of the Company.

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 3

Years ended December 31, 2006 and 2005
(In U.S. dollars)

---

2. **Summary of significant accounting policies (continued):**

(d) Foreign currency translation:

The consolidated financial statements of the Company include the accounts of the Company in U.S. dollars and the accounts of its wholly owned subsidiary, translated into U.S. dollars using Financial Accounting Standards Board's Statement No. 52, "Foreign Currency Translation" for the translation of foreign currency operations. The financial statements of the Company's subsidiary are measured using the Canadian dollar as its functional currency. Assets and liabilities have been translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Revenues and expenses have been translated into U.S. dollars using the average exchange rate for the period. Gains and losses are reported as a separate component of accumulated other comprehensive loss.

(e) Revenue recognition:

For contracts requiring significant customization or services, the Company recognizes revenue using the completed contract method in accordance with the guidance in Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". Under the completed contract method, revenue is recognized in the period when all substantial obligations of the Company under the terms and conditions of a contract have been satisfied. Cash receipts received in advance of the recognition of revenue and rights to advance payments are recorded in the balance sheet as deferred revenue. Direct costs associated with a contract that has not been recognized as revenue are capitalized in the balance sheet as contracts in process. A provision for contract losses is recognized as soon as the losses become evident.

For sales of product licenses, the Company recognizes revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended by Statement of Position 98-9, "Software Revenue Recognition with Respect to Certain Transactions", issued by the American Institute of Certified Public Accountants. Revenue from sale of product licenses is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable.

Revenue from product support contracts is recognized ratably over the life of the contract. Revenue from services is recognized at the time such services are rendered.

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 4

Years ended December 31, 2006 and 2005
(In U.S. dollars)

2. **Summary of significant accounting policies (continued):**

(e) Revenue recognition (continued):

For contracts with multiple elements such as product licenses, product support and services, the Company follows the residual method. Under this method, the total fair value of the undelivered elements of the contract, as indicated by vendor specific objective evidence, is deferred and subsequently recognized in accordance with the provisions of SOP 97-2. The difference between the total contract fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. Vendor specific objective evidence for support and consulting services is obtained from contracts where these elements have been sold separately. Where the Company cannot determine the fair value of all the obligations, the revenue is deferred until such time as it can be determined or the element is delivered.

(f) Cash equivalents:

The Company considers cash equivalents to be highly liquid investments with original maturities of three months or less and restricted cash as it is available for use for current purposes.

(g) Property and equipment:

Property and equipment is stated at cost less accumulated depreciation. Property under capital lease is initially recorded at the present value of the minimum lease payments at the inception of the lease. Depreciation is provided over the estimated useful lives of the underlying assets on a straight-line basis using the following annual rates:

Asset	Useful life
Office equipment	3 years
Computer hardware	3 years
Computer software	2 years

(h) Leases:

Leases are classified as either capital or operating in nature. Capital leases are those which substantially transfer the benefits and risk of ownership to the Company. Assets acquired under capital leases are depreciated at the same rates as those described in note 2(g). Obligations recorded under capital leases are reduced by the principal portion of lease payments. The imputed interest portion of lease payments is charged to expense.

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 5

Years ended December 31, 2006 and 2005
(In U.S. dollars)

2. **Summary of significant accounting policies (continued):**

(i)   Research and development:

Costs related to research, design and development of software products are charged to research and development expense as incurred unless they meet generally accepted criteria for deferral and amortization. Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria and are expensed as incurred. Research costs are expensed as incurred. To date, the Company has not capitalized any software development costs.

(j)   Investment tax credits:

Investment tax credits are accounted for using the cost reduction approach whereby they are recorded as a reduction of the related expense or the cost of the assets acquired when there is reasonable assurance that they will be realized.

(k) Advertising:

Advertising costs are expensed as incurred. Advertising costs amounted to $Nil for the year ended December 31, 2006 (2005 - $2,161).

(l)   Income taxes:

Deferred income taxes are determined using the asset and liability method, whereby deferred income tax is recognized on temporary differences using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences between the carrying values of assets or liabilities used for tax purposes and those used for financial reporting purposes arise in one period and reverse in one or more subsequent periods. In assessing the realizability of deferred tax assets, management considers known and anticipated factors impacting whether some portion or all of the deferred tax assets will not be realized. To the extent that the realization of deferred tax assets is not considered to be more likely than not, a valuation allowance is provided.

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 6

Years ended December 31, 2006 and 2005
(In U.S. dollars)

---

2. **Summary of significant accounting policies (continued):**

   (m) Stock-based compensation:

   Effective January 1, 2006, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 123R "Share-Based Payment" ("SFAS 123R") to account for its stock options. SFAS 123R requires all share-based payments, including stock options granted to employees by the Company, to be recognized in the Statement of Operations based on the fair value of the share-based payments at the date of grant. For purposes of estimating the grant date fair value of stock options, the Company uses the Black Scholes options pricing model and has elected to treat awards with graded vesting as a single award. The fair value is recognized as compensation expense on a straight-line basis over the requisite service period, which in the Company's circumstances is the stated vesting period of the award, provided that total compensation expense recognized at least equals the pro rata fair value of the award that has vested.

   The Company has adopted the modified prospective method of applying the provisions of SFAS 123R. Under the modified prospective method, the Company recognizes compensation expense based on the requirements of SFAS 123R for all share-based payments granted after the effective date of SFAS 123R. In addition, compensation expense is recognized, subsequent to the effective date of SFAS 123R, for the remaining portion of the vesting period for outstanding awards granted prior to the effective date of SFAS 123R. Under the modified prospective method, prior periods are not adjusted and the Company continues to provide pro forma disclosure for prior periods as presented below.

   For periods to December 31, 2005, the Company applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25", to account for its stock options for employees. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. For periods to December 31, 2005, the Company elected to apply the intrinsic-value based method of accounting described above and adopted only the disclosure requirements of SFAS 123, as amended.

2. Summary of significant accounting policies (continued):

The following table illustrates the effect on net loss if the fair value-based method had been applied to all outstanding and unvested awards in each period.

	2005
Net loss, as reported	$(1,105,663)
Deduct stock-based employee compensation expense recovery included in reported net loss	(180,076)
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards	(378,819)
Pro forma net loss	$(1,664,558)
Loss per common share:	
Basic and diluted – as reported	$ (0.06)
Basic and diluted – pro forma	(0.10)

(n) Deferred consulting services:

Deferred consulting services represent the portion of prepaid non-cash consulting fees for services to be rendered in subsequent periods. Prepaid non-cash consulting fees related to services to be rendered within twelve months are included in prepaid expenses on the balance sheet. These costs will be charged to expenses as the services are rendered. If for any reason circumstances arise which would indicate that the services will not be performed in the future, these prepaid non-cash consulting fees will be charged to expenses immediately.

(o) Impairment or disposal of long-lived assets:

The Company accounts for impairment or disposal of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its undiscounted estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 8

Years ended December 31, 2006 and 2005
(In U.S. dollars)

3. **Accounts receivable:**

	2006	2005
Trade accounts receivable	$ 103,660	$ 177,615
Other	1,471	6,007
	$ 105,131	$ 183,622

All trade accounts receivable are due in U.S. dollars.

4. **Property and equipment:**

	Cost	Accumulated depreciation	2006 Net book value
Office equipment	$ 1,572	$ 1,311	$ 261
Computer hardware	20,142	15,996	4,146
Computer software	4,753	4,610	143
	$ 26,467	$ 21,917	$ 4,550

	Cost	Accumulated depreciation	2005 Net book value
Office equipment	$ 7,367	$ 6,580	$ 787
Computer hardware	37,177	31,472	5,705
Computer software	10,864	9,386	1,478
	$ 55,408	$ 47,438	$ 7,970

Property and equipment that has been fully depreciated and was no longer in use at December 31, 2006, has been written off by reducing the cost of property and equipment and related accumulated depreciation by $34,174.

51

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 9

Years ended December 31, 2006 and 2005
(In U.S. dollars)

5. **Accounts payable:**

	2006	2005
Trade accounts payable	$ 50,852	$ 18,935
Professional fees	110,704	86,332
Advertising fees	5,184	5,187
Employee related payables	37,207	33,285
Other	33,516	40,132
	$ 237,463	$ 183,871

Included in accounts payable is $27,544 due to a corporation controlled by an officer and director of the Company for consulting services rendered in 2004.

6. **Accrued liabilities:**

	2006	2005
Employee related accruals	$ 352,957	$ 217,501
Interest	12,601	144,885
Professional fees	57,130	38,693
Consulting fees	18,000	–
Financing fees	3,726	3,726
Rent	28,323	15,555
Other	1,420	231
	$ 474,157	$ 420,591

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 10

Years ended December 31, 2006 and 2005
(In U.S. dollars)

---

7. Promissory notes payable:

	2006	2005
Promissory notes, payable on demand, bearing interest at 12% per annum, secured by an assignment of accounts receivable (note 7(a))	$ –	$ 680,370
Promissory note, payable on demand, bearing interest at 10% per annum, secured by an assignment of accounts receivable (note 7(b))	–	41,000
Promissory notes, payable on June 30, 2006, bearing interest at 12% per annum, secured by an assignment of accounts receivable (note 7(c))	20,012	67,090
Promissory note, payable on demand, bearing interest at 10% per annum, secured by an assignment of accounts receivable and a floating charge on all assets of the Company (note 7(d))	20,000	–
Promissory note, payable on June 30, 2007, denominated in Canadian dollars (C$100,000), bearing interest at 12% per annum secured by an assignment of investment tax credits receivable (note 7(e))	72,608	–
	$ 112,620	$ 788,460

Additional terms and conditions related to the promissory notes payable are as follows:

(a) On January 24, 2006, the lender or its assignees agreed to convert the $680,370 of promissory notes together with accrued interest to January 15, 2006 of $62,922 into 2,973,167 shares of common stock of the Company and 2,973,167 warrants to purchase 2,973,167 shares of common stock of the Company. The warrants are exercisable at $0.30 per share and expire on December 31, 2010.

On January 24, 2006, the 2,973,167 shares of common stock had a fair value of $654,097 based on a share price of $0.22 per share on that date. On the same date, the fair value of the 2,973,167 warrants was $529,375 using the Black Scholes option pricing model with the following assumptions: expected dividend yield 0%; risk-free interest rate of 4.35%; expected volatility of 120%; and an expected life of 4.92 years. As a consequence, the Company recognized a loss of $440,180 on the extinguishment of this debt.

Accrued interest of $Nil (December 31, 2005 - $59,675) has been included in accrued liabilities at December 31, 2006.

53

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 11

Years ended December 31, 2006 and 2005
(In U.S. dollars)

7. Promissory notes payable (continued):

(b) On January 9, 2006, the Company repaid $41,000 to the lender together with $625 in accrued interest. Accrued interest of $Nil (December 31, 2005 - $504) has been included in accrued liabilities at December 31, 2006.

(c) During 2005, the Company received cash consideration of $105,000 in exchange for the issuance of 12% promissory notes. The promissory notes and accrued interest were convertible, at the lenders' option, into shares of common stock of the Company at a price of $0.20 per share plus a warrant for the purchase of the number of shares equal to 50% of the number of shares received by the lender on conversion. The warrant is exercisable at $0.30 per share and expires on December 31, 2010.

Accrued interest of $4,085 (December 31, 2005 - $782) has been included in accrued liabilities at December 31, 2006.

At the date of issuance, the conversion feature of these promissory notes was "in-the-money". The intrinsic value of this beneficial conversion feature was $37,910. In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", this amount was recorded as additional paid-in capital. The promissory notes were accreted to their face value in 2006 through a charge to interest expense of $37,910.

On April 19, 2006, $80,000 of the promissory notes together with accrued interest of $3,567 were assigned to another party. Subsequent to this assignment, the other party converted the promissory notes and accrued interest into 417,836 shares of common stock of the Company and 208,918 warrants to purchase 208,918 shares of common stock of the Company in accordance with the original conversion provisions. In addition, the Company agreed to issue an additional 208,918 warrants to purchase 208,918 shares of common stock of the Company. The warrants are exercisable at $0.30 per share and expire on December 31, 2010.

The fair value of the 208,918 additional warrants was $68,306 using the Black Scholes option pricing model with the following assumptions: expected dividend yield 0%; risk-free interest rate of 4.9%; expected volatility of 124%; and an expected life of 4.71 years. As a consequence, the Company recognized a loss of $68,306 on the extinguishment of this debt.

On May 19, 2006, the Company entered into an agreement to extend the maturity date of $25,000 of the promissory notes to June 30, 2006. As consideration for this extension, the Company agreed to pay $1,250 in additional interest and to repay the principal and accrued interest from the proceeds of any financing in excess of $250,000 or at the rate of 10% of the cash proceeds from sales or any financing less than $250,000.   At June 30, 2006, the Company had not repaid or negotiated a further extension of the maturity date. Subsequent to June 30, 2006, the Company repaid $4,988 to the lender. On September 12, 2006, the lender assigned the promissory note and accrued interest to another party. However, the Company has failed to make any additional payments of principal or interest to this other party. Consequently, the Company is in default of the terms and conditions of this promissory note.

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 12

Years ended December 31, 2006 and 2005
(In U.S. dollars)

---

7.   Promissory notes payable (continued):

(d) In October 2006, the Company received cash consideration of $20,000 in exchange for the issuance of a 10% promissory note. The promissory note and accrued interest are convertible, at the lenders' option, into shares of common stock of the Company at a price of $0.10 per share plus a warrant for the purchase of the number of shares equal to 50% of the number of shares received by the lender on conversion. The warrant is exercisable at $0.30 per share and expires on December 31, 2010.

Accrued interest of $438 (December 31, 2005 - $Nil) has been included in accrued liabilities at December 31, 2006.

At the date of issuance, the conversion feature of the promissory note was "in-the-money". The intrinsic value of this beneficial conversion feature was $17,974. In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", this amount was recorded as additional paid-in capital. The promissory note was accreted to its face value through a charge to interest expense of $17,974 for the three months ended December 31, 2006.

(e) In December 2006, the Company received cash consideration of $86,333 in exchange for the issuance of a 12% promissory note. $77,227 of the promissory note is due on the earlier of receipt of investment tax credits receivable by the Company or June 30, 2007. The balance of the promissory note together with accrued interest is due on June 30, 2007.

As consideration for services rendered arranging the promissory note, the Company paid the lender a fee of $8,633. Of this amount, $416 has been included as a charge to interest expense for the three months ended December 31, 2006. The balance has been included in prepaid expenses at December 31, 2006 and will be included as a charge to interest expense for the period from January 1, 2007 to June 30, 2007.

In addition, the Company agreed to grant 100,000 shares of common stock of the Company to the lender. In accordance with APB 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", $72,393 of the cash consideration received by the Company has been allocated to the promissory note and $13,940 has been allocated to the shares of common stock based on their relative fair values at the date of issuance of the promissory note. The promissory note is being accreted to its face value through a periodic charge to interest expense over the period to June 30, 2007. In 2006, $671 was charged to interest expense pursuant to this accretion.

Accrued interest of $254 (December 31, 2005 - $Nil) has been included in accrued liabilities at December 31, 2006.

(f) During the three months ended June 30, 2006, the Company received $55,000 in exchange for the issuance of 10% demand promissory notes. These promissory notes were convertible, at the lender's option, into shares of common stock of the Company at a price of $0.10 per share plus a warrant for the

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 13

Years ended December 31, 2006 and 2005
(In U.S. dollars)

---

7. **Promissory notes payable (continued):**

(f) purchase of the number of shares equal to 50% of the number of shares received by the lender on conversion. The warrants are exercisable at $0.30 per share and expire on December 31, 2010.

Accrued interest of $Nil (December 31, 2005 - $Nil) has been included in accrued liabilities at December 31, 2006.

At the date of issuance, the conversion feature of the promissory notes was "in-the-money". The intrinsic value of this beneficial conversion feature was $55,000. In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", this amount was recorded as additional paid-in capital. The promissory notes were accreted to their face value through a charge to interest expense of $55,000 for the three months ended June 30, 2006.

On August 2, 2006, the promissory notes together with accrued interest of $915 were converted into 559,151 shares of common stock of the Company and 279,575 warrants to purchase 279,575 shares of common stock of the Company. The warrants are exercisable at $0.30 per share and expire on December 31, 2010.

(g) During the six months ended June 30, 2006, the Company received $220,000 in exchange for the issuance of 12% demand promissory notes. In addition, the Company issued $12,000 of 12% demand promissory notes for consulting services and $18,811 for financing fees. These promissory notes were convertible, at the lender's option, into shares of common stock of the Company at a price of $0.20 per share plus a warrant for the purchase of the number of shares received by the lender on conversion. The warrants are exercisable at $0.30 per share and expire on December 31, 2010.

At the date of issuance, the conversion feature of the promissory notes was "in-the-money". The intrinsic value of this beneficial conversion feature was $249,053. In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", this amount was recorded as additional paid-in capital. The promissory notes were accreted to their face value in 2006 through a charge to interest expense of $249,053.

On April 19, 2006, the lender assigned the $250,811 of 12% demand promissory notes together with accrued interest of $2,340 to another party. Subsequent to this assignment, the other party converted the promissory notes and accrued interest into 1,265,753 shares of common stock of the Company and 1,265,753 warrants to purchase 1,265,753 shares of common stock of the Company. The warrants are exercisable at $0.30 per share and expire on December 31, 2010.

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 14

Years ended December 31, 2006 and 2005
(In U.S. dollars)

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8. Promissory notes payable to a related party

	2006	2005
Promissory note, denominated in Canadian dollars (C$549,200) on seven days notice, no fixed repayment terms, bearing interest at 10% per annum compounded semi-annually until September 16, 2003 and non-interest bearing thereafter, convertible at the option of the holder into common stock of the Company at any time (note 8(a)).	$ -	$ 472,227
Promissory notes, payable on demand, denominated in Canadian dollars (C$48,000), bearing interest at 10% per annum compounded annually, secured by an assignment of accounts receivable (note 8(b)).	41,188	41,273
Promissory notes, payable on demand, denominated in Canadian dollars (C$162,500), bearing interest at 10% per annum compounded annually, secured by an assignment of accounts receivable (note 8(c)).	139,437	-
	$ 180,625	$ 513,500

The promissory notes payable to a related party are also secured by a general security agreement representing a first floating charge on all of the assets of the Company.

Additional terms and conditions related to the promissory notes payable to a related party are as follows:

(a) Under the terms of the 10% promissory note, the Company could repay all amounts of principal and interest at any time without penalty or bonus. The promissory note was denominated in Canadian dollars. In accordance with the terms of a Memorandum of Agreement dated February 21, 2003, the lender had a right to convert all amounts of principal and interest to common stock of the Company at the rate of one common share for each $0.15 Canadian of debt converted or at such lower rate paid by any third party dealing at arm's length with the Company. In addition, as long as at least $100,000 Canadian of principal and interest was outstanding, the lender had certain rights related to management and direction of the Company. The lender had agreed that the promissory note together with accrued interest would be convertible, at the lender's option, into 4,309,302 common shares of the Company. Included in accrued liabilities at December 31, 2006 is $Nil (December 31, 2005 – $83,573) in accrued interest on this note.

On January 24, 2006, the lender assigned $183,839 of the promissory note and accrued interest to a director of the Company and a corporation controlled by a director of the Company and assigned the balance of the promissory note and accrued interest of $377,024 to unrelated parties. Subsequent to

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 15

Years ended December 31, 2006 and 2005
(In U.S. dollars)

---

8. **Promissory notes payable to a related party (continued):**

(a) the assignment of the promissory note and accrued interest, the director and the corporation controlled by a director of the Company converted the $183,839 to 1,412,504 common shares of the Company and the unrelated parties converted the $377,024 to 2,896,798 common shares of the Company.

(b) During 2005, the Company received cash consideration of $41,122 in exchange for the issuance of 10% promissory notes. Accrued interest of $4,477 (December 31, 2005 - $351) has been included in accrued liabilities at December 31, 2006.

On April 19, 2006, the lender agreed to modify the terms of these promissory notes by waiving the repayment and security provisions related to specific customer invoices. As consideration for the modification, the Company agreed to permit the lender, at the lender's option, to convert the promissory notes and accrued interest into shares of common stock of the Company at a price of $0.20 per share plus a warrant for the purchase of the number of shares received by the lender on conversion. The warrants are exercisable at $0.30 per share and expire on December 31, 2010. In accordance with EITF 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments", this modification has been accounted for as an extinguishment of the old debt and the creation of new debt.

On April 19, 2006, the outstanding principal on the promissory notes was $42,257. On the same date, the conversion rights granted as a result of the modification of the promissory notes had a fair value in excess of the outstanding principal. As a consequence, the Company recognized a loss of $42,257 on the modification of this debt.

(c) During 2006 the Company received cash consideration of $143,828 in exchange for the issuance of 10% promissory notes. Accrued interest of $3,347 has been included in accrued liabilities at December 31, 2006.

The promissory notes and accrued interest are convertible, at the lenders' option, into shares of common stock of the Company at a price of $0.10 per share plus a warrant for the purchase of the number of shares equal to 50% of the number of shares received by the lender on conversion. The warrant is exercisable at $0.30 per share and expires on December 31, 2010.

At the date of issuance, the conversion feature of some of the promissory notes was "in-the-money". The intrinsic value of this beneficial conversion feature was $143,828. In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", this amount was recorded as additional paid-in capital. The promissory notes were accreted to their face value through a charge to interest expense of $143,828 for the year ended December 31, 2006.

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 16

Years ended December 31, 2006 and 2005
(In U.S. dollars)

9. **Stockholders' deficiency:**

(a) Common stock transactions:

During the year ended December 31, 2006, the Company issued 13,080,209 shares of common stock pursuant to the transactions described below:

On August 2, 2006, $55,000 of promissory notes together with accrued interest of $915 were converted into 559,151 shares of common stock of the Company and 279,575 warrants to purchase 279,575 shares of common stock of the Company. The warrants are exercisable at $0.30 per share and expire on December 31, 2010.

Issued 1,500,000 shares of common stock of the Company to an unrelated party to provide investor relations services for the Company for the period to July 31, 2007.

During July and August 2006, the Company issued 1,750,000 shares of common stock of the Company at $0.10 per share and 875,000 warrants to purchase 875,000 shares of common stock of the Company at $0.30 per share for cash consideration of $175,000. The warrants expire on December 31, 2010.

On April 19, 2006, $250,811 of promissory notes payable together with accrued interest to April 19, 2006 of $2,340 were assigned to another party. Subsequent to this assignment, the other party converted the promissory notes and accrued interest into 1,265,753 shares of common stock of the Company and 1,265,753 warrants to purchase 1,265,753 shares of common stock of the Company. The warrants are exercisable at $0.30 per share and expire on December 31, 2010.

On April 19, 2006, $80,000 of promissory notes together with accrued interest to April 19, 2006 of $3,567 were assigned to another party. Subsequent to this assignment, the other party converted the promissory notes and accrued interest into 417,836 shares of common stock of the Company and 208,918 warrants to purchase 208,918 shares of common stock of the Company in accordance with the original conversion provisions. In addition, the Company agreed to issue an additional 208,918 warrants to purchase 208,918 shares of common stock of the Company. The warrants are exercisable at $0.30 per share and expire on December 31, 2010.

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 17

Years ended December 31, 2006 and 2005
(In U.S. dollars)

---

9. Stockholders' deficiency (continued):

(a) Common stock transactions:

On January 24, 2006, $183,839 of the promissory note payable to a related party and accrued interest thereon was assigned to a director of the Company and a corporation controlled by a director of the Company. The balance of the promissory note payable to a related party and accrued interest of $377,024 was assigned to unrelated parties. Subsequent to the assignment of the promissory notes payable to a related party and accrued interest, the director and the corporation controlled by a director of the Company converted the $183,839 to 1,412,504 shares of common stock of the Company and the unrelated parties converted the $377,024 to 2,896,798 shares of common stock of the Company.

On January 24, 2006, $680,370 of promissory notes payable together with accrued interest to January 15, 2006 of $62,922 was assigned to a number of unrelated parties. Subsequent to the assignment, the promissory notes and accrued interest were converted to 2,973,167 shares of common stock of the Company and 2,973,167 warrants to purchase 2,973,167 shares of common stock of the Company. The warrants are exercisable at $0.30 per share and expire on December 31, 2010.

On January 24, 2006, in connection with the cancellation of a consulting agreement to provide investor communication and public relations services to the Company, the Company issued 305,000 shares of common stock to the consultant or its assignees at $0.22 per share.

During the year ended December 31, 2006, cash share issuance costs of $450 were incurred and recorded as a debit to additional paid-in-capital. During the year ended December 31, 2005, a recovery of share issuance costs of $1,184 was recorded as a credit to additional paid-in capital. The recovery of 1,184 is net of share issuance costs of $1,344, of which $300 was paid in cash.

During 2005, the Company issued 50,000 shares of common stock at $0.30 per share in exchange for cash consideration of $15,000. During 2005, the Company also issued 116,667 shares of common stock at $0.30 per share in exchange for share subscriptions of $35,000 received during 2004 and 200,000 shares of common stock at $0.63 per share in exchange for previous commitments to issue shares. In addition, the Company issued 2,500 shares of common stock at $0.30 per share to settle an obligation in the amount of $750 with respect to share issuance costs.

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 18

Years ended December 31, 2006 and 2005
(In U.S. dollars)

9. **Stockholders' deficiency (continued):**

(a) Common stock transactions:

At December 31, 2005, $31,000 remained as a credit to common stock to be issued for services in stockholders' deficiency with respect to an obligation to issue 100,000 shares of common stock at $0.31 per share for services rendered and recognized in general and administrative expenses in 2005. In March 2006, the provider of the services agreed to waive the right to receive the 100,000 shares of common stock. As a consequence, the $31,000 credit to common stock to be issued for services was transferred to additional paid-in-capital.

(b) Warrants and common stock pursuant to consulting agreements:

On December 12, 2006, the Company entered into a service agreement with an unrelated party to provide investor relations and communications services to the Company for a twelve month period. As compensation for these services, the Company agreed to issue 155,000 warrants for the purchase of common stock of the Company at $0.30 per share expiring on December 31, 2010. In addition, the Company agreed to make monthly payments of $10,000. For the first six months of the agreement, the Company can elect to make the monthly payments in cash and shares of common stock calculated at a price of $0.15 per share provided that the cash component of each monthly payment is at least $5,000 (note (19)).

The fair value of the 155,000 warrants was calculated as $22,574 using the Black Scholes option pricing model with the following assumptions: expected dividend yield 0%; risk-free interest rate of 4.56%; expected volatility of 107%, and an expected life of 4.05 years. Of this amount, $1,175 has been included in general and administrative expense for the year ended December 31, 2006. The balance of $21,399 has been included in prepaid expenses as at December 31, 2006 and will be included in general and administrative expense on a straight-line basis as services are rendered for the period from January 1, 2007 to December 11, 2007.

The Company elected to make the initial payment pursuant to this agreement in cash of $5,000 and 33,333 shares of common stock of the Company. At December 31, 2006, the 33,333 shares of common stock had a fair value of $6,667 which has been included in common stock to be issued for services and other obligations at December 31, 2006. Of the total obligation of $11,667, $7,151 has been included in general and administrative expense for the year ended December 31, 2006. The balance of $4,516 has been included in prepaid expenses as at December 31, 2006 and will be included in general and administrative expense in January 2007.

On August 14, 2006, the Company entered into a consulting agreement with an unrelated party to provide investor relations services for the Company for the period to July 31, 2007. As consideration for these services, the Company issued 1,500,000 shares of common stock of the Company and made a cash payment of $3,500 upon signing of the agreement. In addition, the Company agreed to make

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 19

Years ended December 31, 2006 and 2005
(In U.S. dollars)

---

9. **Stockholders' deficiency (continued):**

(b) Warrants and common stock pursuant to consulting agreements:

additional cash payments of $72,000 over the term of the agreement. Under anti-dilution provisions in the agreement, the Company has agreed to issue additional shares of common stock to the consultant for a period of thirty-six months after termination of the agreement. Under these anti-dilution provisions, the total number of shares of common stock issued to the consultant will total 4.99% of the issued and outstanding shares of the Company.

The fair value of the 1,500,000 shares of common stock has been estimated at $300,000 on the date the shares were issued. At December 31, 2006, the Company was obligated to issue an additional 42,214 shares of common stock pursuant to the anti-dilution provisions. The fair value of these additional shares has been estimated at $8,443 and has been included in common stock to be issued for services and other obligations at December 31, 2006. Of the total estimated fair value of $308,443, $122,146 has been included in general and administrative expenses for the year ended December 31, 2006. The balance of $186,297 has been included in prepaid expenses at December 31, 2006 and will be recognized as an expense on a straight-line basis as services are rendered from January 1, 2007 to July 31, 2007.

On November 22, 2004, the Company entered into a consulting agreement with an unrelated party to provide investor relations services to the Company for the period from November 22, 2004 to December 31, 2008. As compensation for these services, the Company agreed to issue 3,000,000 warrants for the purchase of common stock at $0.50 per share expiring on December 31, 2009. On January 17, 2005, the Company issued 1,500,000 Series A warrants and 1,500,000 Series B warrants pursuant to this consulting agreement.

The Series A warrants could be exercised at any time on or before December 31, 2009 at an exercise price of $0.50 per share or by means of a cashless exercise provision if there was no effective registration statement registering the resale of the underlying shares. The fair value of the Series A warrants was calculated as $982,198 using the Black Scholes option pricing model with the following weighted average assumptions: expected dividend yield 0%; risk-free interest rate of 3.6%; expected volatility of 145%, and an expected life of 5.11 years. Of this amount, $239,161 and $478,322 were included in prepaid expenses and deferred consulting services as at December 31, 2005, respectively.

The Series B warrants could be exercised at any time after July 31, 2006 at an exercise price of $0.50 per share or by means of a cashless exercise provision if there was no registration statement registering the resale of the underlying shares. The Series B warrants could be exercised prior to July 31, 2006 if the Company had not terminated the consulting agreement and the Company had received at least $2,000,000 of investment from any and all sources during the period from July 1, 2004 to July 31, 2006.

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 20

Years ended December 31, 2006 and 2005
(In U.S. dollars)

---

9. **Stockholders' deficiency (continued):**

   (b) Warrants and common stock pursuant to consulting agreements:

   In accordance with EITF 96-18 "Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", the lowest aggregate fair value of the Series B warrants was used for recognition purposes. At December 31, 2005, no services had been rendered.

   On January 24, 2006, the Company cancelled the consulting agreement and included the balance of the prepaid expenses and deferred consulting services of $717,483 in general and administrative expenses (Year ended December 31, 2005 - $239,428). On the same date, the Company cancelled the Series A and Series B warrants. As compensation for cancellation of the Series A warrants, the Company issued 305,000 shares of common stock. On January 24, 2006, the fair value of the 305,000 shares of common stock was $67,100 based on a share price of $0.22 per share on that date. The $67,100 has been accounted for as a capital transaction.

   Effective January 1, 2005, the Company entered into a consulting agreement with an unrelated party to provide investor communication and public relations services to the Company for the period from January 1, 2005 to December 31, 2005. As compensation for these services, the Company issued 200,000 shares of common stock and 200,000 Series A warrants for the purchase of common stock at $0.50 per share expiring on December 31, 2009. The fair value of the 200,000 shares of common stock was estimated at $126,000 based on a share price of $0.63 per share. Of this amount $Nil was included in general and administrative expenses for the year ended December 31, 2006 (December 31, 2005 - $126,000). The fair value of the 200,000 Series A warrants was calculated as $114,677 using the Black Scholes option pricing model with the following weighted average assumptions: expected dividend yield 0%; risk-free interest rate of 3.69%; expected volatility of 142%, and an expected life of 5 years. Of this amount, $Nil was included in general and administrative expenses for the year ended December 31, 2006 (Year ended December 31, 2005 - $114,677).

   (c) Stock option plan:

   Under the Company's Stock Option Plan (the "Plan"), up to 5,000,000 shares of authorized but unissued common stock of the Company can be granted to officers, employees and consultants. Options are granted with an exercise price equal to or greater than the stock's fair market value at the date of grant, vest over a period of time as determined by the Board of Directors and expire no later than ten years from the date of vesting.

   At December 31, 2006, there were 1,234,910 additional shares available for grant under the Plan.

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 21

Years ended December 31, 2006 and 2005
(In U.S. dollars)

---

9. **Stockholders' deficiency (continued):**

(c) Stock option plan:

Effective January 1, 2006, the Company adopted the provisions of SFAS 123R to account for its stock options. SFAS 123R requires that the fair value of stock options granted be recognized in the Statement of Operations based on the fair value of the stock options at the date of grant. For purposes of estimating the grant date fair value of stock options, the Company uses the Black Scholes options pricing model based on certain assumptions including the expected term of the options, expected volatility of the underlying stock over the expected term of the options and the risk-free interest rate. The expected term of the options has been estimated by calculating an average of the weighted average vesting period and the weighted average contractual term of the options. Historical volatility of the Company's shares and historical volatility of other companies that operate in a similar business to the Company is used as a basis for projecting the expected volatility of the underlying stock. The risk-free rate for the expected term of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value is recognized as compensation expense on a straight-line basis over the requisite service period, which in the Company's circumstances is the stated vesting period of the award, provided that total compensation expense recognized at least equals the pro rata value of the award that has vested.

During the year ended December 31, 2006, there were 1,100,000 stock options granted to officers and directors and 545,000 stock options granted to employees. During the year ended December 31, 2005, there were 160,000 stock options granted to employees.

The per share weighted-average fair value of the stock options granted to employees during the years ended December 31, 2006 and 2005 calculated using the Black Scholes option-pricing model and related weighted-average assumptions are as follows:

	2006	2005
Options granted	1,645,000	160,000
Expected volatility	125%	133%
Expected dividends	Nil	Nil
Expected term (years)	4.0	6.0
Risk-free rate	4.48%	4.02%
Per share weighted average grant date fair value	$0.20	$0.36

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 22

Years ended December 31, 2006 and 2005
(In U.S. dollars)

9. **Stockholders' deficiency (continued):**

(c) Stock option plan:

During the years ended June 30, 2003 and 2002, the Company modified the terms of certain stock options granted to employees to reduce the exercise price and/or extend the expiry date and to allow them to retain the awards upon a change in status from employee to non-employee.   As a result of these modifications, the Company was required to account for the modified options for periods prior to the effective date of SFAS 123R on January 1, 2006 using variable accounting as prescribed by APB 25. For the year ended December 31, 2005, non-cash compensation recovery of $111,965, $57,770 and $10,341 has been included in research and development, general and administrative and sales and marketing expenses, respectively. As a result of the adoption of SFAS 123R, no expense or recovery has been recognized in the Statement of Operations with respect to the modified options for the year ended December 31, 2006.

During the year ended December 31, 2006, there were no options granted to non-employees. During the year ended December 31, 2005, there were 25,000 stock options granted to non-employees. These options were forfeited in 2005 prior to the vesting date. Consequently, there was no non-cash compensation expense in 2005 with respect to stock options granted to non-employees.

During the year ended December 31, 2006, a Director of the Company forfeited 100,000 stock options to purchase 100,000 common shares at $0.51 per share expiring at various dates up to June 14, 2012 and forfeited 50,000 stock options to purchase 50,000 common shares at $0.25 per share expiring at various dates up to January 31, 2012. During the year ended December 31, 2006, employees forfeited 162,362 stock options to purchase 162,362 common shares at prices ranging from $0.13 to $0.25 per share expiring at various dates up to February 1, 2013.

During the year ended December 31, 2005, employees forfeited 300,000 stock options to purchase 300,000 common shares at $0.51 per share expiring at various dates up to March 31, 2012. During the year ended December 31, 2005, Officers and Directors forfeited 500,000 stock options to purchase 500,000 common shares at $0.51 per share expiring at various dates up to June 14, 2012 and 21,000 stock options to purchase 21,000 common shares at $0.12 expiring on August 19, 2008.

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 23

Years ended December 31, 2006 and 2005
(In U.S. dollars)

9. **Stockholders' deficiency (continued):**

(c) Stock option plan:

A summary of amounts recognized in the consolidated condensed financial statements with respect to the Plan is as follows:

	2006	2005
Amounts charged (recovered) against income, before income tax benefit	$200,543	($180,076)
Amount of related income tax benefit recognized in income	Nil	Nil

The impact of adoption of SFAS 123R for the year ended December 31, 2006 was an increase in net loss of $200,543. This increase in net loss had the impact of increasing the loss per share by $0.01.

A summary of share option activity under the Plan as of December 31, 2006 and changes during the year then ended is presented below:

	2006			
	Options	Weighted Average exercise price ($)	Weighted average remaining contractual term (Years)	Aggregate intrinsic value
Options outstanding, January 1, 2006	2,432,452	$ 0.43	4.3	
Granted	1,645,000	0.20	5.1	
Forfeited	(312,362)	0.33	-	
Options outstanding, December 31, 2006	3,765,090	$ 0.36	4.4	$49,941
Options exercisable, December 31, 2006	1,689,090	$ 0.40	3.4	$49,941

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 24

Years ended December 31, 2006 and 2005
(In U.S. dollars)

9. Stockholders' deficiency (continued):

(c) Stock option plan (continued):

The total fair value of shares vested during the year ended December 31, 2006 was $302,630 (December 31, 2005 - $426,322).

The following table summarizes information about stock options outstanding at December 31, 2006:

Exercise price	Options Outstanding			Options exercisable	
	Number outstanding at 12/30106	Weighted average remaining contractual term	Weighted average exercise price	Number exercisable at 12/31/06	Weighted average exercise price
$ 0.009	180,150	1.6 years	$ 0.009	180,150	$ 0.009
0.13	218,759	1.6 years	0.13	218,759	0.13
0.18	50,000	5.7 years	0.18	-	0.18
0.25	1,395,000	5.1 years	0.25	20,000	0.25
0.31	100,000	4.6 years	0.31	36,000	0.31
0.40	86,181	4.4 years	0.40	86,181	0.40
0.43	35,000	4.2 years	0.43	12,000	0.43
0.51	1,500,000	4.5 years	0.51	1,002,000	0.51
0.60	125,000	4.3 years	0.60	90,500	0.60
0.65	50,000	4.2 years	0.65	33,500	0.65
0.75	25,000	4.0 years	0.75	10,000	0.75
	3,765,090	4.4 years	$ 0.36	1,689,090	$ 0.40

At December 31, 2006, there was $191,665 of total unrecognized compensation expense related to unvested stock option awards. This cost is expected to be recognized in expense during the year ended December 31, 2007.

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 25

Years ended December 31, 2006 and 2005
(In U.S. dollars)

10. Research and development:

	2006	2005
Incurred during the year	$ 542,927	$ 273,428
Less: investment tax credits	(52,563)	(31,240)
	$ 490,364	$ 242,188

11. Income taxes:

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities as reported for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

	2006	2005
Deferred tax asset:		
Net operating loss carry forwards	$ 1,389,000	$ 1,055,200
Investment tax credit carry forwards	228,400	157,300
Unclaimed scientific research and experimental development	334,300	290,200
Property and equipment and other	15,800	20,400
Total gross deferred tax asset	1,967,500	1,523,100
Valuation allowance	(1,967,500)	(1,523,100)
Net deferred taxes	$ –	$ –

68

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 26

Years ended December 31, 2006 and 2005
(In U.S. dollars)

11. Income taxes (continued):

Income tax expense varies from the amount that would be computed by applying the enacted U.S. federal income tax rate to the net loss as a result of the following:

	2006	2005
Expected tax rate	34%	34%
Expected tax recovery	$(1,069,055)	$ (375,925)
Increase (decrease) in taxes resulting from:		
Change in valuation allowance	444,400	555,500
Change in enacted tax rates	119,500	-
Cancellation of consulting agreement	243,900	-
Compensation expense (recovery)	66,200	(65,000)
Investment tax credit carry forwards	(71,100)	(49,600)
Unpaid salaries	30,400	-
Loss on extinguishment and modification of debt	186,800	-
Interest expense	47,500	-
Difference between U.S. and Canadian tax rates	13,500	(9,800)
Canadian provincial differences	(7,600)	(4,400)
Foreign exchange	2,600	(27,400)
Other	(7,045)	(23,375)
	$ –	$ –

The Company has net operating loss carry forwards available to be applied against Canadian taxable income and which expire as follows:

2008	$ 221,800
2009	322,300
2010	399,300
2014	406,800
2015	711,500
2026	553,900
2027	228,900
	$ 2,844,500

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 27

Years ended December 31, 2006 and 2005
(In U.S. dollars)

_____

11. **Income taxes (continued):**

The Company has net operating loss carry forwards which are significantly restricted and are not considered to be available to be applied against U.S. taxable income. The Company has other losses which can be applied against U.S. taxable income and which expire as follows:

2023	$ 26,600
2024	86,300
2025	644,100
2026	567,200
	$ 1,324,200

12. **Net loss per share:**

As the Company incurred a net loss during the years ended December 31, 2006 and 2005, the loss per common share is based on the weighted average common shares outstanding. The following outstanding instruments could potentially dilute loss per share for the periods presented:

Number of shares issued upon:	2006	2005
Exercise of options to purchase common stock	3,765,090	2,432,452
Conversion of promissory notes	1,981,034	4,309,302
Warrants to be issued on conversion of promissory notes	1,164,920	-
Exercise of Series A warrants	200,000	1,700,000
Exercise of Series B warrants	-	1,500,000
Exercise of Series C warrants	2,973,167	-
Exercise of Series D warrants	1,683,589	-
Exercise of other warrants	1,309,575	-
Common stock to be issued pursuant to financing agreement	100,000	-
Common stock to be issued pursuant to consulting agreements	75,547	100,000

13. **Guarantees and commitments:**

(a) Guarantees:

The Company has entered into agreements that contain features which meet the definition of a guarantee under FASB Interpretation No. 45 ("FIN 45"). FIN 45 defines a guarantee to be a contract that contingently requires the Company to make payments (either in cash, financial instruments, other assets, common shares of the Company or through provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, liability or an equity security of the other party. The Company has the following guarantees which are subject to the disclosure requirements of FIN 45:

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 28

Years ended December 31, 2006 and 2005
(In U.S. dollars)

---

13. Guarantees and commitments (continued):

Product warranties

As part of the normal sale of software products, the Company has provided certain of its customers with product warranties of 30 days from the date of sale. Based on management's best estimate of probable liability under its product warranties, no product warranty accrual was recognized as of December 31, 2006 and 2005.

(b) Commitments:

Operating lease

The Company has entered into an operating lease agreement for office space that expires on December 31, 2007. The future minimum lease payments, including operating costs, are approximately as follows: 2007 - $88,004. Rent expense for operating leases for the years ended December 31, 2006 and 2005 was $96,412 and $88,314, respectively.

Investor relations and communications services

Pursuant to the terms of a service agreement with an unrelated party to provide investor relations and communications services to the Company, the Company is obligated to make monthly payments of $10,000 to December 31, 2007. For the period to June 11, 2007, the Company can elect to make the monthly payments in cash and shares of common stock calculated at a price of $0.15 per share provided that the cash component of each monthly payment is at least $5,000 (notes 10(b) and 19).

Pursuant to the terms of a consulting agreement with an unrelated party to provide investor relations services for the Company, the Company issued 1,500,000 shares of common stock to the consultant and is obligated to make cash payments of $6,000 per month for the period from January 1, 2007 to July 31, 2007. Under anti-dilution provisions in the agreement, the Company has agreed to issue additional shares of common stock to the consultant for a period of thirty-six months after termination of the agreement. Under these anti-dilution provisions, the total number of shares of common stock issued to the consultant will total 4.99% of the issued and outstanding shares of the Company.

14. Financial instruments:

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, promissory notes payable and promissory note payable to a related party approximate fair value due to the short term to maturity of these instruments.

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 29

Years ended December 31, 2006 and 2005
(In U.S. dollars)

15. **Segment reporting:**

The Company operates in one dominant industry segment, which involves providing web-based software solutions that translate data into tables, charts and maps. The Company's solutions can extend the functionality of business intelligence software packages from other vendors by adding pre-built software objects on top of those vendor's solutions. Alternatively, the Company's pre-built software objects can be assembled and bundled with data from major data vendors to provide functionality and enhanced presentation capabilities.

External revenues attributable to geographic areas based on the location of the customer are as follows:

	2006	2005
United States	$ 452,404	$ 552,256
Canada	21,316	35,953
Europe	27,518	-

The Company's assets are located as follows:

	2006	2005
Canada	$ 285,603	$ 346,329
United States	212,212	740,625

16. **Statement of cash flows:**

Change in non-cash operating working capital:

	2006	2005
Accounts receivable	$ 78,491	$ (100,217)
Investment tax credits receivable	(51,357)	(33,872)
Contracts-in-process	5,677	(5,677)
Prepaid expenses	(2,332)	(277)
Accounts payable	65,592	53,006
Accrued liabilities	185,851	170,049
Deferred revenue	4,760	30,123
	$ 286,682	$ 113,135

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 30

Years ended December 31, 2006 and 2005
(In U.S. dollars)

---

17. Economic dependence:

For the year ended December 31, 2006, four customers account for 83% of revenue (2005 - four customers account for 95% of revenue).

18. Subsequent events:

On January 11, 2007, the Company issued 100,000 shares of common stock pursuant to the terms of a promissory note (note 8(e)).

Effective January 10, 2007, the Company entered into a consulting agreement with an unrelated party to provide investor relations and public relations services to the Company until December 31, 2007. As consideration for these services, the Company issued 600,000 shares of common stock to the consultant.

Effective February 9, 2007, the Company entered into a consulting agreement with an unrelated party to provide investor communication and relations services to the Company for a period of six months. As consideration for these services, the Company issued 750,000 shares of common stock to the consultant. If the Company hasn't otherwise cancelled the Agreement, the Company also agreed to issue 450,000 shares of common stock to the consultant on April 8, 2007 and 300,000 shares of common stock to the Consultant on June 8, 2007.

Subsequent to December 31, 2006, a consultant agreed to modify the payment terms of a consulting agreement to allow the Company to make monthly payments of $10,000 entirely in shares of common stock (note 10(b)) for a five month period commencing on January 12, 2007. At March 12, 2007, the Company was obligated to issue 233,333 shares of common stock pursuant to this consulting agreement.

The Company is obligated to issue 123,620 shares of common stock in 2007 pursuant to the terms of the anti-dilution provisions in a consulting agreement (note 9(b)).

Subsequent to December 31, 2006, the Company issued 10% promissory notes to an unrelated party for cash consideration of $56,000. These promissory notes together with accrued interest are convertible into shares of common stock at $0.10 per share plus warrants for the purchase of the number of shares equal to 50% of the number of shares received by the lender on conversion. The warrants are exercisable at $0.30 per share and expire on December 31, 2010.

Subsequent to December 31, 2006, the Company issued 10% promissory notes to a related party for cash consideration of $45,967. These promissory notes together with accrued interest are convertible into shares of common stock at $0.10 per share plus warrants for the purchase of the number of shares equal to 50% of the number of shares received by the lender on conversion. The warrants are exercisable at $0.30 per share and expire on December 31, 2010.

DATAJUNGLE SOFTWARE INC.

Notes to Consolidated Financial Statements, page 30

Years ended December 31, 2006 and 2005
(In U.S. dollars)

---

18. **Subsequent events (continued):**

In March 2007, four officers of the Company agreed to defer payment on approximately $272,000 of amounts owing to them at December 31, 2006 for salaries, benefits and consulting fees until the Company has achieved certain revenue targets or until the Board of Directors determines that the Company has sufficient cash resources for payment. As consideration for the agreement to defer payment, the officers were awarded bonuses totaling $38,455.

19. **Comparative figures:**

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

BLINK LOGIC INC.

Three and nine months ended September 30, 2007 and 2006

BLINK LOGIC INC.

Consolidated Condensed Balance Sheets

September 30, 2007 and December 31, 2006
(In U.S. dollars)

	September 30, 2007	December 31, 2006
	(Unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 3,350,793	$ 23,157
Accounts receivable	117,569	105,131
Investment tax credits receivable	184,581	127,792
Contracts in process	2,218	-
Prepaid expenses (note 7(b))	176,118	237,185
	3,831,279	493,265
Deferred charges (note 4(e))	49,862	-
Property and equipment	13,555	4,550
	$ 3,894,696	$ 497,815
Liabilities and Stockholders' Equity (Deficiency)		
Current liabilities:		
Accounts payable	311,498	237,463
Accrued liabilities	479,864	474,157
Promissory notes payable (note 4)	100,523	112,620
Promissory notes payable to a related party (note 5)	-	180,625
Deferred revenue	64,615	39,044
	956,500	1,043,909
Promissory notes payable (note 4)	1,342,188	-
Stockholders' equity (deficiency):		
Common stock, $0.001 par value. Authorized 300,000,000; issued and outstanding 37,933,435 shares at September 30, 2007 and 30,730,549 shares at December 31, 2006 (note 7)	37,934	30,731
Common stock to be issued for services and other obligations; 8,063,789 shares at September 30, 2007 and 175,547 shares at December 31, 2006 (notes 4 and 5)	950,929	29,050
Additional paid-in capital	10,977,317	6,683,592
Accumulated other comprehensive loss	(339,670)	(201,925)
Deficit	(10,030,502)	(7,087,542)
	1,596,008	(546,094)
Basis of presentation (note 2(a))		
Guarantees and commitments (note 10)		
Subsequent events (note 13)		
	$ 3,894,696	$ 497,815

See accompanying notes to unaudited interim period consolidated condensed financial statements.

BLINK LOGIC INC.

Consolidated Condensed Statements of Operations

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
	(Unaudited)	(Unaudited) (restated - (note 14))	(Unaudited)	(Unaudited) (restated - (note 14))
Revenues:				
Products	$ 26,857	$ 24,845	$ 126,485	$ 65,363
Services	47,938	147,219	201,319	342,188
	74,795	172,064	327,804	407,551
Cost of revenues:				
Cost of products	-	-	977	7,990
Cost of services	15,589	24,597	53,448	82,087
	15,589	24,597	54,425	90,077
Gross profit	59,206	147,467	273,379	317,474
Expenses:				
General and administrative (note 7(b))	451,389	163,451	1,337,926	1,151,303
Research and development (notes 7(b) & 8)	228,874	123,575	486,358	382,019
Sales and marketing (note 7(b))	224,683	160,884	484,502	456,776
Depreciation of property and equipment	1,570	1,128	3,800	6,463
	906,516	449,038	2,312,586	1,996,561
	(847,310)	(301,571)	(2,039,207)	(1,679,087)
Other income (expenses):				
Interest income	-	-	3,395	-
Interest expense	(565,760)	(55,928)	(772,796)	(423,780)
Loss on extinguishment and modification of debt (note 4(a))	(47,618)	-	(47,618)	(550,743)
Loss on re-pricing of warrants (note 7(b)(i))	(65,306)	-	(65,306)	-
Foreign exchange loss	(17,083)	(2,541)	(21,428)	(10,842)
	(695,767)	(58,469)	(903,753)	(985,365)
Net loss	(1,543,077)	(360,040)	(2,942,960)	(2,664,452)
Other comprehensive loss:				
Currency translation adjustment (note 3)	(49,527)	1,531	(137,745)	(12,793)
Comprehensive loss	$ (1,592,604)	$ (358,509)	$ (3,080,705)	$ (2,677,245)
Net loss per common share - basic and diluted (note 9)	$ (0.04)	$ (0.01)	$ (0.09)	$ (0.10)
Weighted-average number of common shares outstanding	36,076,865	29,149,549	33,705,387	26,333,044

See accompanying notes to unaudited interim period consolidated condensed financial statements.

BLINK LOGIC INC.

Consolidated Condensed Statements of Cash Flows

Nine months ended September 30, 2007 and 2006
(In U.S. dollars)

	Nine months ended September 30, 2007	Nine months ended September 30, 2006
	(Unaudited)	(Unaudited) (restated - (note 14))
Cash flows from operating activities:		
Net loss	$ (2,942,960)	$ (2,664,452)
Items not involving cash:		
Depreciation of property and equipment	3,800	6,463
Interest expense	745,097	423,358
Stock-based compensation	595,115	169,293
Consulting fees	545,217	758,597
Financing fees	63,762	18,811
Loss on re-pricing of warrants	65,306	-
Loss on extinguishment and modification of debt	47,618	550,743
Change in non-cash operating working capital	36,408	194,079
Net cash used in operating activities	(840,637)	(543,108)
Cash flows from investing activities:		
Purchase of property and equipment	(11,985)	(4,065)
Cash used in investing activities	(11,985)	(4,065)
Cash flows from financing activities:		
Proceeds from issuance of promissory notes payable	4,531,000	275,000
Repayments of promissory notes payable	(325,000)	(45,988)
Proceeds from promissory notes payable to a related party	58,708	71,630
Share issuance costs	-	(450)
Share subscriptions received	-	175,000
Net cash provided by financing activities	4,264,708	475,192
Effects of exchange rates on cash and cash equivalents	(84,450)	(7,980)
Net decrease in cash and cash equivalents	3,327,636	(79,961)
Cash and cash equivalents, beginning of period	23,157	85,802
Cash and cash equivalents, end of period	$ 3,350,793	$ 5,841

Supplemental information to Consolidated Condensed Statements of Cash Flows:

For the nine months ended September 30, 2007, the Company paid $27,699 in interest (Nine months ended September 30, 2006 - $625).

See accompanying notes to unaudited interim period consolidated condensed financial statements.

BLINK LOGIC Inc.
Notes to Consolidated Condensed Financial Statements

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

_____

1. **General:**

Blink Logic Inc. (the "Company") was incorporated in the State of Washington on June 5, 1968 as Quad Metals Corporation ("Quad"). Quad became a Nevada incorporated company on December 11, 2002 when it merged with its wholly-owned subsidiary. The Company was renamed to DataJungle Software Inc. on November 18, 2003. Effective November 2, 2007, DataJungle Software Inc. changed its name to Blink Logic Inc. The name change to Blink Logic Inc. was effected by forming Blink Logic Inc., a wholly owned subsidiary of DataJungle Software Inc., and having Blink Logic Inc. merge into DataJungle Software Inc.

The Company develops and markets a web-based front-end dashboard software product for leading business intelligence platforms. The product allows an end-user to create visual and interactive dashboard views on top of their existing databases and data cubes without significant involvement from specialized software programmers.

2. **Summary of significant accounting policies:**

(a) Basis of presentation:

These consolidated condensed financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and include the accounts of Blink Logic Inc. and its wholly-owned subsidiary, Blink Logic Corp. All significant intercompany balances and transactions have been eliminated in consolidation. The accounting policies are consistent with the policies outlined in the Company's audited financial statements as at and for the year ended December 31, 2006.

The consolidated condensed financial statements included herein are unaudited but, in the opinion of management, include all adjustments (consisting only of normal recurring entries) necessary for fair presentation of the consolidated condensed financial position and results of operations of the Company for the periods presented. The consolidated results of operations for the nine months ended September 30, 2007 are not necessarily representative of the operating results expected for the full fiscal year ending December 31, 2007. Moreover, these consolidated condensed financial statements do not purport to contain complete disclosure in conformity with generally accepted accounting principles used in the United States of America and should be read in conjunction with the Company's audited consolidated financial statements as at and for the year ended December 31, 2006.

The consolidated condensed financial statements have been prepared assuming that the Company will continue as a going concern. The Company has minimal revenues and has incurred a loss of $2,942,960 for the nine months then ended. As of September 30, 2007, the Company has an accumulated deficit of $10,030,502 and negative cash flows from operating activities for the nine months then ended of $840,637. In addition, the Company expects to continue to incur operating losses for the foreseeable future and has no lines of credit or other financing facilities in place. To date, the Company has been able to finance its operations from investors who recognize the advancement of the Company's activities.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 2

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

_____

2. **Summary of significant accounting policies (continued):**

(a) Basis of presentation (continued):

All of the factors above raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to address these issues include raising capital through the private placement of debt and equity and renegotiating the repayment terms of accounts payable, accrued liabilities and promissory notes payable. The Company's ability to continue as a going concern is subject to management's ability to successfully implement the above plans. Failure to implement these plans could have a material adverse effect on the Company's financial position and or results of operations and may result in ceasing operations. The consolidated condensed financial statements do not include adjustments that would be required if the going concern assumption was not appropriate and consequently that the assets are not realized and the liabilities settled in the normal course of operations. Even if successful in obtaining financing in the near term, the Company cannot be certain that cash generated from its future operations will be sufficient to satisfy its liquidity requirements in the longer term and it may need to continue to raise capital by selling additional equity or by obtaining credit facilities.

The Company's future capital requirements will depend on many factors, including, but not limited to, the market acceptance of its products, the level of its promotional activities and advertising required to generate product sales. No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favorable to the Company.

(b) Foreign currency translation:

The consolidated condensed financial statements of the Company include the accounts of the Company in U.S. dollars and the accounts of its wholly-owned subsidiary, translated into U.S. dollars using Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation" for the translation of foreign currency operations. The financial statements of the Company's subsidiary are measured using the Canadian dollar as its functional currency. Assets and liabilities have been translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Revenues and expenses have been translated into U.S. dollars using the average exchange rate for the period. Gains and losses have been reported as a separate component of accumulated other comprehensive loss.

(c) Revenue recognition:

For contracts requiring significant customization or services, the Company recognizes revenue using the completed contract method in accordance with the guidance in Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". Under the completed contract method, revenue is recognized in the period when all substantial obligations of the Company under the terms and conditions of a contract have been satisfied. Cash receipts received in advance of the recognition of revenue and rights to advance payments are recorded in the consolidated condensed balance sheet as deferred revenue. Direct costs associated with a contract that has not been recognized as revenue are capitalized in the consolidated condensed balance sheet as contracts in process. A provision for contract losses is recognized as soon as the losses become evident.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 3

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

2. **Summary of significant accounting policies (continued):**

(c) Revenue recognition (continued):

For sales of product licenses, the Company recognizes revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended by Statement of Position 98-9, "Software Revenue Recognition with Respect to Certain Transactions", issued by the American Institute of Certified Public Accountants. Revenue from sale of product licenses is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable.

Revenue from product support contracts is recognized ratably over the life of the contract. Revenue from services is recognized at the time such services are rendered.

For contracts with multiple elements such as product licenses, product support and services, the Company follows the residual method. Under this method, the total fair value of the undelivered elements of the contract, as indicated by vendor specific objective evidence, is deferred and subsequently recognized in accordance with the provisions of SOP 97-2. The difference between the total contract fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. Vendor specific objective evidence for support and consulting services is obtained from contracts where these elements have been sold separately. Where the Company cannot determine the fair value of all the obligations, the revenue is deferred until such time as it can be determined or the element is delivered.

(d) Stock-based compensation:

Effective January 1, 2006, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 123R "Share-Based Payment" ("SFAS 123R") to account for its stock options. SFAS 123R requires all share-based payments, including stock options granted to employees by the Company, to be recognized in the Statement of Operations based on the fair value of the share-based payments at the date of grant. For purposes of estimating the grant date fair value of stock options, the Company uses the Black Scholes options pricing model and has elected to treat awards with graded vesting as a single award.   The fair value is recognized as compensation expense on a straight-line basis over the requisite service period, which in the Company's circumstances is the stated vesting period of the award, provided that total compensation expense recognized at least equals the pro rata fair value of the award that has vested.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 4

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

2. **Summary of significant accounting policies (continued):**

(d) Stock-based compensation (continued):

The Company has adopted the modified prospective method of applying the provisions of SFAS 123R. Under the modified prospective method, the Company recognizes compensation expense based on the requirements of SFAS 123R for all share-based payments granted after the effective date of SFAS 123R. In addition, compensation expense is recognized, subsequent to the effective date of SFAS 123R, for the remaining portion of the vesting period for outstanding awards granted prior to the effective date of SFAS 123R.

3. **Comprehensive loss:**

Comprehensive loss includes the net loss and other comprehensive loss ("OCL"). OCL refers to changes in net assets from transactions and other events and circumstances other than transactions with stockholders. These changes are recorded directly as a separate component of stockholders' deficiency and excluded from net loss. The only comprehensive loss item for the Company relates to foreign currency translation adjustments pertaining to the translation of the financial statements of the Company's subsidiary, from Canadian dollars, the functional currency of the subsidiary, to U.S. dollars, the reporting and functional currency of the Company.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 5

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

4. Promissory notes payable:

	September 30, 2007	December 31, 2006
	(Unaudited)	
Promissory note, payable on June 30, 2006, bearing interest at 12% per annum, secured by an assignment of accounts receivable (note 4(a))	$ -	$ 20,012
Promissory notes, payable on demand, bearing interest at 10% per annum, secured by an assignment of accounts receivable and a floating charge on all assets of the Company (note 4(b))	-	20,000
Promissory note, payable on December 31, 2007, denominated in Canadian dollars (C$100,000) bearing interest at 12% per annum, secured by an assignment of investment tax credits receivable (note 4(c))	100,523	72,608
Promissory note, payable on August 5, 2009, bearing interest at 10% per annum, unsecured (note 4(d))	24,296	-
Debentures, payable on September 28, 2009, non-interest bearing, secured by a floating charge on all assets of the Company (note 4(e))	1,317,892	-
	$ 1,442,711	$ 112,620
Less promissory notes classified as long-term	1,342,188	-
	$ 100,523	$ 112,620

Additional terms and conditions related to the promissory notes payable are as follows:

(a) The promissory notes and accrued interest were convertible, at the lenders' option, into shares of common stock of the Company at a price of $0.20 per share and a warrant for the purchase of the number of shares equal to 50% of the number of shares received by the lender on conversion. The warrant is exercisable at $0.30 per share and expires on December 31, 2010.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 6

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

---

4. Promissory notes payable (continued):

(a) Accrued interest of $Nil (December 31, 2006 - $4,085) has been included in accrued liabilities at September 30, 2007.

On September 28, 2007, the lender agreed to convert the $20,012 promissory note and accrued interest of $5,881 into 258,927 shares of common stock of the Company and a warrant to purchase 129,463 shares of common stock of the Company at $0.30 per share. The warrant expires on December 31, 2010. Under the original terms of conversion, the lender would have received 129,464 shares of common stock of the Company and a warrant to purchase 64,732 shares of common stock of the Company at $0.30 per share until December 31, 2010. On September 28, 2007, the fair value of the additional 129,463 shares of common stock of the Company was $34,955. On the same date, the fair value of the 64,731 additional warrants was $12,663 using the Black Scholes option pricing model with the following assumptions: expected dividend yield 0%; risk-free interest rate of 4.1%; expected volatility of 115%; and an expected life of 3.5 years. As a consequence, the Company recognized a loss of $47,618 on the extinguishment of the promissory note.

On September 28, 2007, the intrinsic value of the warrants issued on conversion of the promissory note was $6,036. In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", this amount was recorded as additional paid-in capital and a charge to interest expense for the three months ended September 30, 2007.

(b) On October 12, 2006, the Company received cash consideration of $20,000 in exchange for the issuance of a 10% demand promissory note. The promissory note and accrued interest were convertible, at the lenders' option, into shares of common stock of the Company at a price of $0.10 per share plus a warrant for the purchase of the number of shares equal to 50% of the number of shares received by the lender on conversion. The warrant is exercisable at $0.30 per share and expires on December 31, 2010. At the date of issuance, the conversion feature of the promissory note was "in-the-money". The intrinsic value of this beneficial conversion feature was $17,974. In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", this amount was recorded as additional paid-in capital. The promissory note was accreted to its face value through a charge to interest expense of $17,974 for the three months ended December 31, 2006.

On March 16, 2007, the lender assigned the $20,000 promissory note to other parties and the other parties agreed to convert the promissory note into 200,000 shares of common stock of the Company and warrants to purchase 100,000 shares of common stock of the Company in accordance with the original conversion provisions.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 7

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

---

4.   Promissory notes payable (continued):

(b) During the period from January 1, 2007 to September 30, 2007, the Company received cash consideration of $111,000 from the lender in exchange for the issuance of 10% demand promissory notes. The promissory notes and accrued interest were convertible, at the lenders' option, into shares of common stock of the Company at a price of $0.10 per share plus a warrant for the purchase of the number of shares equal to 50% of the number of shares received by the lender on conversion. The warrant is exercisable at $0.30 per share and expires on December 31, 2010.

At the date of issuance, the conversion feature of the promissory note was "in-the-money". The intrinsic value of this beneficial conversion feature was $106,622. In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", this amount was recorded as additional paid-in capital. The promissory notes were accreted to their face value through a charge to interest expense of $56,000 for the three months ended March 31, 2007 and $50,622 for the three months ended June 30, 2007.

On August 29, 2007, the lender assigned $55,000 of the promissory notes together with accrued interest of $1,964 to a corporation controlled by a director of the Company. On September 28, 2007, the corporation controlled by a director of the Company agreed to convert the $55,000 of promissory notes together with accrued interest of $2,416 into 574,164 shares of common stock of the Company and a warrant to purchase 287,082 shares of common stock of the Company at $0.30 per share. The warrant expires on December 31, 2010.

On September 28, 2007, the intrinsic value of the warrants issued on conversion of the $55,000 of promissory notes was $13,872. In accordance with EITF 98-5, "Accounting for Convertible Securities   with   Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", this amount was recorded as additional paid-in capital and a charge to interest expense for the three months ended September 30, 2007.

On September 28, 2007, the lender agreed to convert the remaining $56,000 of promissory notes together with accrued interest of $3,362 into 593,622 shares of common stock of the Company and a warrant to purchase 296,811 shares of common stock of the Company at $0.30 per share. The warrant expires on December 31, 2010.

(c) On December 22, 2006, the Company received cash consideration of $86,333 (C$100,000) in exchange for the issuance of a 12% promissory note. $84,475 (C$90,000) of the promissory note was due on the earlier of receipt of investment tax credits receivable by the Company or June 30, 2007. The balance of the promissory note together with accrued interest was due on June 30, 2007. On August 27, 2007, the lender agreed to extend the maturity date of the promissory note to December 31, 2007. There was no accounting impact of the extension of the maturity date of the promissory note.

As consideration for services rendered arranging the promissory note, the Company paid the lender a fee of $8,633 (C$10,000) in December 2006. Of this amount, $416 (C$474) was included as a charge to interest expense for the three months ended December 31, 2006 and the balance of $8,217 (C$9,526) was included as a charge to interest expense for the six months ended June 30, 2007.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 8

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

---

4.   Promissory notes payable (continued):

(c) In addition, the Company agreed to grant 100,000 shares of common stock of the Company to the lender. In accordance with APB 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", $72,393 (C$83,853) of the cash consideration received by the Company has been allocated to the promissory note and $13,940 has been allocated to the shares of common stock based on their relative fair values at the date of issuance of the promissory note. The promissory note was accreted to its face value through a periodic charge to interest expense over the period to June 30, 2007. In 2006, $671 (C$765) was charged to interest expense pursuant to this accretion. The balance of $13,571 (C$15,382) was charged   to   interest   expense pursuant to this accretion for the six months ended June 30, 2007.

Accrued interest of $9,509 (December 31, 2006 - $254) has been included in accrued liabilities at September 30, 2007.

(d) On August 6, 2007, the Company received cash consideration of $150,000 in exchange for the issuance of a 10% promissory note maturing on August 5, 2009. The promissory note and accrued interest are convertible, at the lender's option, into shares of common stock of the Company at a price of $0.13 per share. Interest is due and payable on a quarterly basis at the request of the lender. At the option of the Company, interest can be paid in cash or shares of common stock of the Company calculated at a 10% discount to the average closing price of the common stock for ten trading days prior to the date interest is due to the lender.

As consideration for the advance of funds to the Company by the lender, the Company agreed to grant 450,000 shares of common stock of the Company to the lender. In accordance with APB 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", $97,433 of the cash consideration received by the Company has been allocated to the promissory notes and $52,567 has been allocated to the shares of common stock based on their relative fair values at the date of issuance of the promissory notes.

At the date of issuance, the conversion feature of the promissory notes was "in-the-money". The intrinsic value of this beneficial conversion feature was $75,644. In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", this amount was recorded as additional paid-in capital.

The promissory note is being accreted to face value on an effective interest rate basis through a periodic charge to interest expense over the period to maturity. For the three months ended September 30, 2007, $2,507 was charged to interest expense pursuant to this accretion.

(e) On September 28, 2007, the Company received cash consideration of $3,500,000 in exchange for the issuance of $4,070,000 of non-interest bearing debentures maturing on September 28, 2009. The debentures are convertible, at the lender's option, into shares of common stock of the Company at a price of $0.15 per share.

As consideration for advance of the funds, the Company agreed to grant warrants to the lenders to purchase 20,350,000 shares of common stock of the Company at $0.28 per share. The warrants expire on September 28, 2012.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 9

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

---

4.   Promissory notes payable (continued):

(e) In accordance with APB 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", $1,307,341 of the cash consideration received by the Company has been allocated to the debentures and embedded derivatives and $2,192,659 has been allocated to the warrants and included in additional paid-in capital based on their relative fair values at the date of issuance of the debentures.

The debentures are being accreted to the face value of $4,070,000 on an effective interest rate basis through a periodic charge to interest expense over the period to maturity. For the three months ended September 30, 2007, $10,551 was charged to interest expense pursuant to this accretion.

The Company paid the lender a fee of $30,000 for arranging for the issuance of the debentures. In addition, the Company incurred $20,000 in other charges in connection with the issuance of the debentures. Of this amount, $138 was included as a charge to general and administrative expense for the three months ended September 30, 2007 and the balance of $49,862 has been included in deferred charges at September 30, 2007.

(f) In June 2007, the Company received cash consideration of $100,000 and $150,000 in exchange for the issuance of 10% promissory notes maturing on June 21, 2009 and June 29, 2009, respectively.   The promissory notes and accrued interest are convertible, at the lender's option, into shares of common stock of the Company at a price of $0.13 per share. Interest is due and payable on a quarterly basis at the request of the lenders. At the option of the Company, interest can be paid in cash or shares of common stock of the Company calculated at a 10% discount to the average closing price of the common stock for ten trading days prior to the date interest is due to the lenders.

As consideration for the advance of funds to the Company by the lenders, the Company agreed to grant 750,000 shares of common stock of the Company to the lenders. In accordance with APB 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", $162,388 of the cash consideration received by the Company was allocated to the promissory notes and $87,612 was allocated to the shares of common stock based on their relative fair values at the date of issuance of the promissory notes. The promissory notes are being accreted to face value on an effective interest rate basis through a periodic charge to interest expense over the period to maturity.

At the date of issuance, the conversion feature of the promissory notes was "in-the-money". The intrinsic value of this beneficial conversion feature was $126,074. In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", this amount was recorded as additional paid-in capital. The promissory notes are being accreted to their face value on an effective interest rate basis

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 10

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

---

4. Promissory notes payable (continued):

(f) through a periodic charge to interest expense over the period to maturity. For the three months ended June 30, 2007, $726 was charged to interest expense pursuant to this accretion.

On September 28, 2007, the lenders agreed to convert the promissory notes and $3,740 of accrued interest into 1,951,844 shares of common stock of the Company. On that date, the Company paid interest of $2,712 to the lenders. As a consequence of the conversion, $212,456 was charged to interest expense pursuant to accretion on these promissory notes for the three months ended September 30, 2007.

(g) On July 5, 2007, the Company received cash consideration of $250,000 in exchange for the issuance of a 10% promissory note maturing on July 5, 2009. The promissory note and accrued interest is convertible, at the lender's option, into shares of common stock of the Company at a price of $0.13 per share. Interest is due and payable on a quarterly basis at the request of the lender. At the option of the Company, interest can be paid in cash or shares of common stock of the Company calculated at a 10% discount to the average closing price of the common stock for ten trading days prior to the date interest is due to the lender.

As consideration for the advance of funds to the Company by the lender, the Company agreed to grant 750,000 shares of common stock of the Company to the lender. In accordance with APB 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", $170,348 of the cash consideration received by the Company was allocated to the promissory notes and $79,652 was allocated to the shares of common stock based on their relative fair values at the date of issuance of the promissory notes.

At the date of issuance, the conversion feature of the promissory notes was "in-the-money". The intrinsic value of this beneficial conversion feature was $79,652. In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", this amount was recorded as additional paid-in capital.

On September 28, 2007, the lender agreed to convert the promissory note into 1,923,077 shares of common stock of the Company. On that date, the Company paid interest of $5,822 to the lender. As a consequence of the conversion, $159,304 was charged to interest expense pursuant to accretion on the promissory note for the three months ended September 30, 2007.

(h) On September 5, 2007 and September 12, 2007, the Company received cash consideration of $125,000 and $200,000 in exchange for the issuance of 10% promissory notes maturing on November 30, 2007.

As consideration for the advance of funds to the Company by the lenders, the Company agreed to grant 975,000 shares of common stock of the Company to the lenders. In accordance with APB 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", $213,058 of the cash consideration received by the Company was allocated to the promissory notes and $111,942 was allocated to the shares of common stock based on their relative fair values at the date of issuance of the promissory notes. The promissory notes are being accreted to face value on an effective interest rate basis through a periodic charge to interest expense over the period to maturity.

On September 28, 2007, the Company repaid the promissory notes together with accrued interest of $1,664 to the lenders. As a consequence of this repayment, $111,942 was charged to interest expense pursuant to accretion on the promissory notes for the three months ended September 30, 2007.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 11

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

---

4. **Promissory notes payable (continued):**

(i) On April 2, 2007, the Company received cash consideration of $30,000 in exchange for the issuance of 10% promissory notes maturing on June 30, 2007. In September 2007, the lenders agreed to convert the promissory notes together with accrued interest of $1,299 into 334,655 shares of common stock of the Company.

5. **Promissory notes payable to a related party:**

	September 30, 2007	December 31, 2006
	(Unaudited)	
Promissory notes, payable on demand, denominated in Canadian dollars (C$48,000), bearing interest at 10% per annum compounded annually, secured by an assignment of accounts receivable (note 5(a))	$ -	$ 41,188
Promissory notes, payable on demand, denominated in Canadian dollars (C$216,500), bearing interest at 10% per annum compounded annually, secured by an assignment of accounts receivable (note 5(b)).	-	139,437
	$ -	$ 180,625

The promissory notes payable to a related party were payable to Capital House Corporation and were secured by a general security agreement representing a first floating charge on all of the assets of the Company.

Additional terms and conditions related to the promissory notes payable to a related party were as follows:

(a) Accrued interest of $Nil (December 31, 2006 - $4,477) has been included in accrued liabilities at September 30, 2007.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 12

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

---

5. **Promissory notes payable to a related party (continued):**

(a) On August 29, 2007, the lender assigned $38,661 (C$41,000) of the promissory notes together with accrued interest of $6,747 (C$7,155) to a corporation controlled by a director of the Company. On September 28, 2007, the corporation controlled by a director of the Company agreed to convert the promissory note together with accrued interest of $7,469 (C$7,492) into 241,712 shares of common stock of the Company and a warrant to purchase 241,712 shares of common stock of the Company at $0.30 per share. The warrant expires on December 31, 2010.

On September 28, 2007, the lender agreed to convert the remaining $6,978 (C$7,000) promissory note together with accrued interest of $1,285 (C$1,289) into 41,315 shares of common stock of the Company and a warrant to purchase 41,315 shares of common stock of the Company at $0.30 per share. The warrant expires on December 31, 2010.

(b) During the nine months ended September 30, 2007, the Company received an additional $45,967 (C$54,000) in cash consideration from the lender in exchange for the issuance of 10% demand promissory notes.

Accrued interest of $Nil (December 31, 2006 - $3,347) has been included in accrued liabilities at September 30, 2007.

The promissory notes and accrued interest were convertible, at the lenders' option, into shares of common stock of the Company at a price of $0.10 per share plus a warrant for the purchase of the number of shares equal to 50% of the number of shares received by the lender on conversion. The warrant is exercisable at $0.30 per share and expires on December 31, 2010.

The conversion feature of the promissory notes issued was "in-the-money". The intrinsic value of this beneficial conversion feature was $45,967. In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", this amount had been recorded as additional paid-in capital. The promissory notes were accreted to their face value through a charge to interest expense of $45,967 for the nine months ended September 30, 2007.

On August 29, 2007, the lender assigned $147,572 (C$156,500) of the promissory notes together with accrued interest of $16,962 (C$17,988) to a corporation controlled by a director of the Company and a $4,715 (C$5,000) promissory note together with accrued interest of $368 (C$390) to a director of the Company. On September 28, 2007, the corporation controlled by a director of the Company agreed to convert the $156,016 (C$156,500) of promissory notes together with accrued interest of $19,214 (C$19,274) into 1,691,431 shares of common stock of the Company and a warrant to purchase 845,715 shares of common stock of the Company at $0.30 per share. The warrant expires on December 31, 2010. On September 28, 2007, the director of the Company agreed to convert the $4,985 (C$5,000) promissory note together with accrued interest of $387 (C$389) into 53,723 shares of common stock of the Company and a warrant to purchase 26,861 shares of common stock of the Company at $0.30 per share. The warrant expires on December 31, 2010.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 13

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

---

5. **Promissory notes payable to a related party (continued):**

    (b) On September 28, 2007, the lender or assignees agreed to convert the remaining $61,808 (C$62,000) of promissory notes together with accrued interest of $6,636 (C$6,659) into 643,130 shares of common stock of the Company and a warrant to purchase 342,222 shares of common stock of the Company at $0.30 per share. The warrant expires on December 31, 2010.

    (c) During the three months ended June 30, 2007, the Company received cash consideration of $12,741 in exchange for the issuance of a 10% demand promissory note.

    The promissory note and accrued interest is convertible, at the lenders' option, into shares of common stock of the Company at a price of $0.10 per share plus a warrant for the purchase of the number of shares equal to 50% of the number of shares received by the lender on conversion. The warrant is exercisable at $0.30 per share and expires on December 31, 2010.

    The conversion feature of the promissory note issued was "in-the-money". The intrinsic value of this beneficial conversion feature was $9,369. In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", this amount was recorded as additional paid-in capital. The promissory note was accreted to its face value through a charge to interest expense of $9,369 for the three months ended June 30, 2007.

    On August 29, 2007, the lender assigned the promissory note and accrued interest to a corporation controlled by a director of the Company. On September 28, 2007, the corporation controlled by a director of the Company agreed to convert the promissory note into 132,159 shares of common stock of the Company and a warrant to purchase 66,080 shares of common stock of the Company at $0.30 per share. The warrant expires on December 31, 2010.

    On September 28, 2007, the intrinsic value of the warrants issued on conversion of the promissory note was $2,988. In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", this amount was recorded as additional paid-in capital and a charge to interest expense for the three months ended September 30, 2007.

6. **Stock option plan:**

    Under the Company's Stock Option Plan (the "Plan"), up to 5,000,000 shares of common stock of the Company were reserved for issuance to officers, employees and consultants. Options are granted with an exercise price equal to or greater than the stock's fair market value at the date of grant, vest over a period of time as determined by the Board of Directors and expire no later than ten years from the date of vesting.

    At September 30, 2007, there were 582,391 additional shares available for grant under the Plan.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 14

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

6. **Stock option plan (continued):**

Effective January 1, 2006, the Company adopted the provisions of SFAS 123R to account for its stock options. SFAS 123R requires that the fair value of stock options granted be recognized in the Statement of Operations based on the fair value of the stock options at the date of grant. For purposes of estimating the grant date fair value of stock options, the Company uses the Black Scholes options pricing model based on certain assumptions including the expected term of the options, expected volatility of the underlying stock over the expected term of the options and the risk-free interest rate. The expected term of the options has been estimated by calculating an average of the weighted average vesting period and the weighted average contractual term of the options. Historical volatility of the Company's shares and historical volatility of other companies that operate in a similar business to the Company is used as a basis for projecting the expected volatility of the underlying stock. The risk-free rate for the expected term of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value is recognized as compensation expense on a straight-line basis over the requisite service period, which in the Company's circumstances is the stated vesting period of the award, provided that total compensation expense recognized at least equals the pro rata value of the award that has vested.

During the nine months ended September 30, 2007, 750,000 stock options were granted to an officer and director and 730,000 stock options were granted to other employees. During the nine months ended September 30, 2006, 1,100,000 stock options were granted to officers and directors and 495,000 stock options were granted to other employees.

The per share weighted-average fair value of the stock options granted during the three months ended September 30, 2007 and 2006 has been calculated using the Black Scholes option-pricing model and related weighted-average assumptions are as follows:

	Three months ended September 30, 2007	Three months ended September 30, 2006
	(Unaudited)	(Unaudited)
Options granted	1,480,000	Nil
Expected volatility	120.25%	-
Expected dividends	Nil	-
Expected term (years)	4	-
Risk-free rate	4.49%	-
Per share weighted average grant date fair value	$0.11	-

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 15

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

6. Stock option plan (continued):

A summary of amounts recognized in the consolidated condensed financial statements with respect to the Plan is as follows:

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Amounts recorded as expense, before income tax benefit	$17,589	$30,066	$88,298	$169,263
Amount of related income tax benefit recognized in loss	-	-	-	-

A summary of share option activity under the Plan as of September 30, 2007 and changes during the nine months then ended is presented below:

	2007 (Unaudited)			
	Options	Weighted average exercise price($)	Weighted average remaining contractual term (Years)	Aggregate intrinsic value
Options outstanding, January 1, 2007	3,765,090	$ 0.36	4.4	
Expired	(77,481)	0.50	-	
Granted	1,480,000	0.20	5.9	
Exchanged for warrants	(750,000)	0.42	-	
Options outstanding, September 30, 2007	4,417,609	$ 0.29	4.4	$210,871
Options exercisable, September 30, 2007	2,132,109	$ 0.38	3.1	$ 82,921

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 16

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

6. **Stock option plan (continued):**

The following table summarizes information about stock options outstanding at September 30, 2007:

	Options outstanding (Unaudited)		Options exercisable (Unaudited)	
Exercise price	Number outstanding at 9/30/07	Weighted average remaining contractual term	Number exercisable at 9/30/07	Exercise price
$ 0.01	180,150	0.9 years	180,150	$0.01
0.15	358,759	2.9 years	218,759	0.15
0.18	50,000	4.9 years	20,000	0.18
0.20	1,340,000	5.9 years	-	0.20
0.25	1,145,000	4.3 years	412,500	0.25
0.31	75,000	3.9 years	51,000	0.31
0.40	83,700	3.8 years	83,700	0.40
0.43	35,000	3.4 years	23,500	0.43
0.51	1,000,000	3.7 years	1,000,000	0.51
0.60	75,000	3.5 years	75,000	0.60
0.65	50,000	3.5 years	50,000	0.65
0.75	25,000	3.2 years	17,500	0.75
	4,417,609	4.4 years	2,132,109	$0.38

At September 30, 2007, there was $218,914 (September 30, 2006 - $224,822) of total unrecognized compensation expense related to unvested stock option awards. This cost is expected to be recognized over a weighted average vesting period of approximately 1.5 years.

7. **Stockholders' deficiency;**

(a) Common stock transactions:

During the nine months ended September 30, 2007, the Company issued 7,202,886 shares of common stock pursuant to the transactions described below:

On September 5, 2007, the Company issued 513,231 shares of common stock to a consultant as payment for $48,000 of services provided to the Company (note7(b)(ix).

In September 2007, the Company issued 334,655 shares of common stock on the conversion of $31,299 of promissory notes and accrued interest (note 4(i)).

During the three months ended September 30, 2007, the Company issued 2,925,000 shares of common stock pursuant to the terms of promissory notes (notes 4(d), 4(f), 4(g) and 4(h)).

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 17

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

7. **Stockholders' deficiency (continued);**

   (a) Common stock transactions (continued):

   On August 8, 2007, the Company entered into a consulting agreement to provide investor communication and relations services for a period of twelve months. As consideration for these services, the Company issued 600,000 shares of common stock to the consultant (note 7(b)(ii)).

   On July 25, 2007, the Company issued 500,000 of common stock pursuant to the terms of a consulting agreement (note 7(b)(i)).

   On July 13, 2007, the Company issued 300,000 shares of common stock to a consultant as payment for services (note 7(b)(viii)).

   On April 13, 2007, the Company issued 125,000 shares of common stock to an investment banker to provide financing services to the Company. The fair value of the 125,000 shares of common stock was estimated at $21,125 on the date the shares were issued and has been included in general and administrative expenses for the three months ended June 30, 2007.

   In April 2007, the Company issued 255,000 shares of common stock pursuant to a fee agreement with a financial advisor to provide financing services. The fair value of the 255,000 shares of common stock was estimated at $42,375 on the dates that the fees were earned and has been included in general and administrative expenses for the three months ended June 30, 2007.

   On March 16, 2007, the Company issued 200,000 shares of common stock and warrants to purchase 100,000 shares of common stock of the Company on the conversion of a $20,000 promissory note (note 4(b)). The warrants are exercisable at $0.30 per share and expire on December 31, 2010.

   On February 9, 2007, the Company entered into a consulting agreement to provide investor communication and relations services for a period of six months. As consideration for these services, the Company issued 750,000 shares of common stock to the consultant (note 7(b)(vii)).

   On January 11, 2007, the Company issued 100,000 shares of common stock pursuant to the terms of a promissory (note 4(c)).

   On January 10, 2007, the Company entered into a consulting agreement to purchase investor relations and public relations services until December 31, 2007. As consideration for these services, the Company issued 600,000 shares of common stock to the consultant (note 7(b)(vi)).

   During the nine months ended September 30, 2007, no share issuance costs (nine months ended September 30, 2006 - $450) were incurred and recorded as a charge to additional paid-in capital.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 18

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

---

7. Stockholders' deficiency (continued):

(b) Warrants and common stock pursuant to consulting agreements and other obligations:

(i) On June 28, 2007, the Company entered into an agreement with a consultant, who was subsequently appointed President and Chief Executive Officer of the Company, to provide corporate finance services to the Company until June 30, 2009. As consideration for these services, the Company agreed to pay the consultant $7,500 for the month of June 2007 and $7,500 per month commencing when the Company had raised $500,000 in financing. Once the Company had raised $2,100,000 in financing, the fee to the consultant would increase to $15,000 per month. In July 2007, the Company raised $500,000 and by September 2007, the Company raised $2,100,000 in financing.

In addition, the Company agreed to issue 500,000 shares of common stock to the consultant and a warrant to purchase 1,500,000 shares of common stock at $0.10 per share until June 28, 2011. The fair value of the 500,000 shares of common stock was estimated at $65,000 on the date of the agreement. Of the total estimated fair value, $178 was included in general and administrative expense for the three months ended June 30, 2007 and the balance of $64,822 has been included in general and administrative expenses for the three months ended September 30, 2007. The fair value of the warrant was calculated as $157,501 using the Black Scholes option pricing model with the following assumptions: expected dividend yield 0%; risk-free interest rate of 5.02%; expected volatility of 116%, and an expected life of 4 years. Of this amount, $216 was included in general and administrative expense for the three months ended June 30, 2007 and the balance of $157,285 has been included in general and administrative expense for the three months ended September 30, 2007.

Pursuant to the terms of the consulting agreement described above, the Company agreed to reduce the exercise price on 2,973,167 Class C warrants from $0.30 per share to $0.10 per share once the Company had raised $500,000 in financing. On July 5, 2007, the Company reduced the exercise price on the 2,973,167 Class C warrants from $0.30 per share to $0.10 per share. As a consequence, the Company recognized a loss of $65,306 on the reduction of the price of the Class C warrants from $0.30 per share to $0.10 per share.

On July 25, 2007, the Company agreed to modify the consulting agreement and appointed the consultant as President and Chief Executive Officer of the Company. Pursuant to this modification, the Company agreed to issue a fully vested warrant to the consultant to purchase 1,000,000 shares of common stock of the Company at $0.20 per share and stock options to purchase 750,000 shares of common stock at $0.20. The warrant expires on July 25, 2011. The stock options vest over the period to July 25, 2010 and expire at various dates to July 25, 2014.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 19

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

7. **Stockholders' deficiency (continued):**

(b) Warrants and common stock pursuant to consulting agreements (continued):

(i) The fair value of the warrant was calculated as $50,316 using the Black Scholes option pricing model with the following assumptions: expected dividend yield 0%; risk-free interest rate of 4.74%; expected volatility of 115%, and an expected life of 2 years. The fair value of $50,316 has been included in general and administrative expense for the three months ended September 30, 2007.

(ii) On August 8, 2007, the Company entered into a consulting agreement to purchase investor relations and public relations services until August 7, 2008. As consideration for these services, the Company issued 600,000 shares of common stock to the consultant. The fair value of the 600,000 shares of common stock was estimated at $90,000 on August 8, 2007. Of the total estimated fair value, $13,068 has been included in general and administrative expenses for the three months ended September 30, 2007 and $76,932 has been included in prepaid expenses at September 30, 2007. The balance in prepaid expenses will be recognized as an expense on a straight-line basis as services are rendered from October 1, 2007 to August 7, 2008.

(iii) On August 1, 2007, the Company entered into an agreement with a consultant to provide services consistent with that of Chief Technical Officer until July 31, 2008. As consideration for these services, the Company agreed to pay the consultant $10,000 per month. In addition, the Company agreed to issue a fully vested warrant to purchase 1,000,000 shares of common stock of the Company at $0.25 per share. The warrant expires on July 31, 2011. The fair value of the warrant was calculated as $80,556 using the Black Scholes option pricing model with the following assumptions: expected dividend yield 0%; risk-free interest rate of 4.56%; expected volatility of 114%, and an expected life of 2 years. The fair value of $80,556 has been included in research and development expense for the three months ended September 30, 2007. In October 2007, the fee to the consultant was increased to $15,000 per month.

(iv) On August 14, 2007, the Company entered into an agreement with a consultant to provide services consistent with that of Executive Vice President Sales until August 15, 2008. As consideration for these services, the Company agreed to pay the consultant $10,000 per month. In addition, the Company agreed to issue a warrant to purchase 1,000,000 shares of common stock of the Company at $0.25 per share. The warrant vests on July 31, 2008 and expires on August 15, 2011. The fair value of the warrant was calculated as $83,096 using the Black Scholes option pricing model with the following assumptions: expected dividend yield 0%; risk-free interest rate of 4.17%; expected volatility of 124%, and an expected life of 2.5 years. Of this amount, $9,078 has been included in sales and marketing expense for the three months ended September 30, 2007. In October 2007, the fee to the consultant was increased to $15,000 per month.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 20

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

7. **Stockholders' deficiency (continued):**

   (b) Warrants and common stock pursuant to consulting agreements (continued):

   (v) On August 15, 2007, the Company entered into an agreement with a consultant in Canada to provide services consistent with that of Chief Marketing Officer until August 15, 2008. As consideration for these services, the Company agreed to pay the consultant C$10,000 per month. In addition, the Company agreed to issue a warrant to purchase 1,000,000 shares of common stock of the Company at $0.25 per share. The warrant vests on July 31, 2008 and expires on August 15, 2011. The fair value of the warrant was calculated as $83,169 using the Black Scholes option pricing model with the following assumptions: expected dividend yield 0%; risk-free interest rate of 4.29%; expected volatility of 124%, and an expected life of 2.5 years. Of this amount, $10,482 has been included in sales and marketing expense for the three months ended September 30, 2007. In October 2007, the fee to the consultant was increased to C$15,000 per month.

   (vi) On January 10, 2007, the Company entered into a consulting agreement to purchase investor relations and public relations services until December 31, 2007. As consideration for these services, the Company issued 600,000 shares of common stock to the consultant. The fair value of the 600,000 shares of common stock was estimated at $120,000 on January 10, 2007. Of the total estimated fair value, $57,803 was included in general and administrative expenses for the six months ended June 30, 2007 and $31,098 has been included in general and administrative expenses for the three months ended September 30, 2007. The balance of $31,099 has been included in prepaid expenses at September 30, 2007 and will be recognized as an expense on a straight-line basis as services are rendered from October 1, 2007 to December 31, 2007.

   (vii) On February 9, 2007, the Company entered into a consulting agreement to purchase investor communication and relations services for a period of six months. As consideration for these services, the Company issued 750,000 shares of common stock to the consultant. If the Company had not cancelled the agreement prior to April 8, 2007, the Company had also agreed to issue 450,000 shares of common stock to the consultant on April 8, 2007 and 300,000 shares of common stock to the consultant on June 9, 2007.

   On April 2, 2007, the Company cancelled the agreement. The fair value of the 750,000 shares of common stock issued to the consultant was estimated at $127,500 on February 9, 2007. Of the total

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 21

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

---

7. Stockholders' deficiency (continued):

(b) Warrants and common stock pursuant to consulting agreements (continued):

(vii) estimated fair value, $122,596 was included in general and administrative expenses for the three months ended March 31, 2007. The balance of $4,904 was included in general and administrative expenses for the three months ended June 30, 2007.

(viii) On December 12, 2006, the Company entered into a service agreement to purchase investor relations and communications services for a twelve month period. As compensation for these services, the Company agreed to issue a warrant for the purchase of 155,000 shares of common stock of the Company at $0.30 per share expiring on December 31, 2010. In addition, the Company agreed to make monthly payments of $10,000. For the first six months of the agreement, the Company could elect to make the monthly payments in cash and shares of common stock calculated at a price of $0.15 per share provided that the cash component of each monthly payment is at least $5,000.

The fair value of the 155,000 warrants was calculated as $22,574 using the Black Scholes option pricing model with the following assumptions: expected dividend yield 0%; risk-free interest rate of 4.56%; expected volatility of 107%, and an expected life of 4.05 years. Of this amount, $1,175 was included in general and administrative expense for the year ended December 31, 2006 and $5,567 was included in general and administrative expenses for the three months ended March 31, 2007. In July 2007, the service agreement was cancelled and the service provider agreed to forfeit the 155,000 warrants. As a consequence, the balance of $15,832 was included in general and administrative expense for the three months ended June 30, 2007.

The Company elected to make the initial payment pursuant to this agreement in cash of $5,000 and 33,333 shares of common stock of the Company. At December 31, 2006, the 33,333 shares of common stock had a fair value of $6,667 which has been included in common stock to be issued for services and other obligations. Of the total obligation of $11,667 at December 31, 2006, $7,151 was included in general and administrative expense for the year ended December 31, 2006 and the balance of $4,516 was included in general and administrative expense in January 2007.

In January 2007, the consultant agreed to modify the payment terms of the agreement to allow the Company to make monthly payments of $10,000 entirely in shares of common stock for a five month period commencing on January 12, 2007. For the period from January 12 to April 12, 2007, the Company was obligated to issue 266,667 shares of common stock pursuant to this modification. The estimated fair value of the common stock was $52,999. Of this amount, $36,444 was included in general and administrative expense for the three months ended March 31, 2007 and $16,555 was included in general and administrative expenses for the three months ended June 30, 2007. In July 2007, the service agreement was cancelled and the service provider agreed to forfeit any fees for services subsequent to April 12, 2007.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 22

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

---

7. **Stockholders' deficiency (continued):**

    (b) Warrants and common stock pursuant to consulting agreements (continued):

        (ix) On August 14, 2006, the Company entered into a consulting agreement to purchase investor relations services for the period to July 31, 2007. As consideration for these services, the Company issued 1,500,000 shares of common stock of the Company and made a cash payment of $3,500 upon signing of the agreement. In addition, the Company agreed to make additional cash payments of $72,000 over the term of the agreement. Under anti-dilution provisions in the agreement, the Company agreed to issue additional shares of common stock to the consultant for a period of thirty-six months after termination of the agreement. Under these anti-dilution provisions, the total number of shares of common stock issued to the consultant will total 4.99% of the issued and outstanding shares of the Company.

            The fair value of the 1,500,000 shares of common stock was estimated at $300,000 on the date the shares were issued. On May 24, 2007, the consultant agreed to cancel the consulting agreement and forfeit any shares owing under the anti-dilution provisions. On that date, the Company was obligated to issue an additional 157,585 shares of common stock pursuant to the anti-dilution provisions with an estimated fair value of $28,978. Of the total estimated fair value of $328,979 at May 24, 2007, $122,146 was included in general and administrative expenses for the year ended December 31, 2006 and $88,012 was included in general and administrative expenses for the three months ended March 31, 2007. The balance of $118,821 was included in general and administrative expenses for the three months ended June 30, 2007. In addition, the consultant agreed to terminate the cash payments at May 31, 2007. On that date, the Company was obligated to pay $48,000 to the consultant for unpaid fees from October 1, 2006 to May 31, 2007. The Company agreed to pay these fees to the consultant on the earliest of December 31, 2007 or within five days of the Company raising $1.5 million in financing. On September 5, 2007, the Company issued 513,231 shares of common stock as payment for the obligation of $48,000.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 23

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

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7. Stockholders' deficiency (continued):

(c) Warrants pursuant to other obligations:

(i) On September 10, 2007, three employees of the Company agreed to release the Company from an obligation to pay approximately $201,681 of unpaid salary, bonuses, commissions and vacation pay in exchange for a cash payment of $22,500 and the issuance of a warrant to purchase 300,000 shares of common stock of the Company at $0.15 per share to each of the three employees. The warrant expires on September 10, 2011. On the date of issue, the fair value of the warrants was calculated as $107,304 using the Black Scholes option pricing model with the following assumptions: expected dividend yield 0%; risk-free interest rate of 4.13%; expected volatility of 120%, and an expected life of 4 years. For the three months ended September 30, 2007, $107,304 has been included in general and administrative expense with respect to the issuance of the warrants.

(ii) On September 10, 2007, the Company cancelled 500,000 fully vested stock options with an exercise price of $0.51 per share and 250,000 stock options that had not fully vested with an exercise price of $0.25 per share held by a director of the Company. On the same date, the director was issued a fully vested warrant to purchase 500,000 shares of common stock of the Company at $0.51 per share and a fully vested warrant to purchase 250,000 shares of common stock of the Company at $0.25 per share. Each of the warrants expire on September 10, 2011. On the date of issue, the fair value of the warrant to purchase 500,000 shares of common stock of the Company was calculated as $47,405 using the Black Scholes option pricing model with the following assumptions: expected dividend yield 0%; risk-free interest rate of 4.13%; expected volatility of 120%, and an expected life of 4 years. On the same date, the fair value of the 500,000 fully vested stock options was $43,721 using the Black Scholes option pricing model with the following assumptions: expected dividend yield 0%; risk-free interest rate of 4.13%; expected volatility of 120%, and an expected life of 4 years. As a consequence, the Company has included a charge of $3,684 to general and administrative expense for the three months ended September 30, 2007. On the date of issue of the warrant to purchase 250,000 shares of common stock of the Company, the unrecognized compensation cost related to the 250,000 stock options that had not fully vested was $22,896. As a consequence, the Company has included a charge of $22,896 to general and administrative expense for the three months ended September 30, 2007.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 24

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

8. Research and development:

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Costs incurred	$ 239,228	$ 132,845	$ 517,773	$ 409,670
Investment tax credits	(10,354)	(9,270)	(31,415)	(27,651)
	$ 228,874	$ 123,575	$ 486,358	$ 382,019

9. Net loss per common share:

As the Company incurred a net loss during the nine months ended September 30, 2007 and 2006, the loss and diluted loss per common share are based on the weighted-average common shares outstanding. The following securities could potentially dilute net loss per common share for the periods presented:

	Nine months ended September 30, 2007	Nine months ended September 30, 2006
	(Unaudited)	(Unaudited)
Options to purchase common stock	4,417,609	3,715,090
Conversion of promissory notes	28,287,179	1,030,545
Warrants to be issued on the conversion of promissory notes	-	1,777,210
Exercise of Series A warrants	200,000	200,000
Exercise of Series C warrants	2,973,167	2,973,167
Exercise of Series D warrants	1,683,589	1,683,589
Exercise of Series E warrants	1,500,000	-
Exercise of Series F warrants	1,000,000	-
Exercise of Series G warrants	900,000	-
Exercise of Series H warrants	500,000	-
Exercise of Series I warrants	250,000	-
Exercise of other warrants	26,840,521	-
Common stock to be issued pursuant to consulting agreements	-	35,211

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 25

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

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10. Guarantees and commitments:

(a) Guarantees:

The Company has entered into agreements that contain features which meet the definition of a guarantee under FASB Interpretation No. 45 ("FIN 45"). FIN 45 defines a guarantee to be a contract that contingently requires the Company to make payments (either in cash, financial instruments, other assets, common shares of the Company or through provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, liability or an equity security of the other party. The Company has the following guarantees which are subject to the disclosure requirements of FIN 45.

Product warranties

As part of the normal sale of software products, the Company has provided certain of its customers with product warranties of 30 days from date of sale. Based on management's best estimate of probable liability under its product warranties, no product warranty accrual was recorded as of September 30, 2007 and December 31, 2006.

(b) Commitments:

Operating lease

The Company has entered into an operating lease agreement for office space that expires on December 31, 2007. The future minimum lease payments, including operating costs, are approximately as follows: 2007 - $18,662. Rent expense for operating leases for the three months ended September 30, 2007 and 2006 was $25,366 and $24,332, respectively. Rent expense for the nine months ended September 30, 2007 and 2006 was $72,124 and $72,386 respectively.

Corporate finance services and executive management services

Pursuant to the terms of an agreement with the President and Chief Executive Officer of the Company, the Company is obligated to make monthly payments of $15,000 to June 30, 2009.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 26

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

11. Segmented reporting:

The Company operates in one dominant industry segment, which involves providing web-based software solutions that translate data into tables, charts and maps. The Company's solutions can extend the functionality of business intelligence software packages from other vendors by adding pre-built software objects on top of those vendor's solutions. Alternatively, the Company's pre-built software objects can be assembled and bundled with data from major data vendors to provide functionality and enhanced presentation capabilities.

External revenues attributable to geographic areas based on the location of the customer are as follows:

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
United States	$ 13,180	$ 169,894	$ 41,432	$ 378,802
Canada	43,014	2,170	232,359	18,646
Europe	18,601	-	54,013	10,103
Total	$ 74,795	$ 172,064	$ 327,804	$ 407,551

The Company's assets are located as follows:

	September 30, 2007	December 31, 2006
	(Unaudited)	(Unaudited)
Canada	$ 520,880	$ 285,603
United States	3,373,816	212,212
Total	$ 3,894,696	$ 497,815

(In U.S. dollars)

12. Economic dependence:

Four of the Company's customers account for 68% of revenue for the nine months ended September 30, 2007 (Nine months ended September 30, 2006 – three customers account for 81%).

13. Subsequent events:

On October 4, 2007, a director of the Company resigned and forfeited options to purchase 50,000 shares of common stock of the Company at $0.25 per share.

On October 4, 2007, the Company paid a bonus of $50,000 to the President and Chief Executive Officer.

On October 4, 2007, the Company granted warrants to purchase 2,000,000 shares of common stock of the Company to each of the President and Chief Executive Officer, Chief Technology Officer, Chief Financial Officer, Executive Vice President Global Field Operations and Chief Marketing Officer. The warrants have an exercise price of $0.30 per share and expire on September 30, 2011. The warrants are exercisable as follows: 700,000 on December 31, 2007; 650,000 on June 30, 2008; and 650,000 on December 31, 2008.

On October 4, 2007, the Company granted a warrant to purchase 100,000 shares of common stock of the Company to a director of the Company. The warrant is exercisable at $0.30 per share and expires on September 30, 2011.

On October 12, 2007, the Company issued 8,063,789 shares of common stock of the Company pursuant to the conversion of promissory notes.

On October 22, 2007, the Company granted warrants to purchase 2,500,000 shares of common stock of the Company to each of the Chief Technology Officer and Executive Vice President Global Field Operations. The warrants have an exercise price of $0.30 per share and expire on October 31, 2011. The warrants are exercisable as follows: 900,000 on March 31, 2008; 800,000 on September 30, 2008; and 800,000 on March 31, 2009.

On October 24, 2007, the Company granted stock options to employees to purchase 875,000 shares of common stock of the Company at $0.33 per share. The stock options vest over a three year period to October 31, 2010 and expire at various dates up to October 31, 2014.

On October 24, 2007, the Company cancelled stock options held by the President and Chief Executive Officer to purchase 750,000 shares of common stock of the Company at $0.20 per share. The options had a vesting period over three years to July 25, 2010 and expiry dates at various dates up to July 25, 2014. On the same date the stock options were replaced with a fully vested warrant to purchase 750,000 shares of common stock of the Company at $0.20 per share. The warrant expires on October 31, 2011.

Effective November 2, 2007, DataJungle Software Inc. changed its name to Blink Logic Inc. The name change to Blink Logic Inc. was effected by forming Blink Logic Inc., a wholly owned subsidiary of DataJungle Software Inc., and having Blink Logic Inc. merge into DataJungle Software Inc.

On November 27, 2007, the Company granted warrants to purchase 3,000,000 shares of the Company's common stock to a consultant. The warrants have an exercise price of $0.30 and vest as follows: 1,000,000 on March 31, 2008, 1,000,000 on September 30, 2008, and 1,000,000 on March 31, 2009. The warrants expire on October 31, 2011.

BLINK LOGIC INC.

Notes to Consolidated Condensed Financial Statements, page 28

Three and nine months ended September 30, 2007 and 2006
(In U.S. dollars)

14. Comparative figures:

Certain comparative figures have been restated to reflect the impact of the beneficial conversion feature on certain promissory notes. The impact of this restatement is to increase interest expense and net loss for the three and nine months ended September 30, 2006 by $3,132 and $61,554, respectively and increase additional paid-in capital at September 30, 2006 by a similar amount. The impact on net loss per share for the three and nine months ended September 30, 2006 was not material.

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BLINK LOGIC INC.

12,022,770 SHARES Common Stock
$0.001 Par Value
By Selling Stockholders

PROSPECTUS

December 20, 2007

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